EXHIBIT 2.1
CONFIDENTIAL
Execution Version

AGREEMENT AND PLAN OF MERGER
among
SM ENERGY COMPANY,
CARS MERGER SUB, INC.
and
CIVITAS RESOURCES, INC.
Dated as of November 2, 2025

i

INDEX OF DEFINED TERMS

Definition	Location

Action	8.3(a)
Affiliate	8.3(b)
Agreement	Preamble
Antitrust Laws	8.3(c)
Book-Entry Shares	2.3(b)
Business Day	8.3(d)
Certificates	2.3(b)
Certificates of Merger	1.1(b)
Chosen Courts	8.8
Closing	1.2
Closing Date	1.2
COBRA	3.12(c)(viii)
Code	Recitals
Company	Preamble
Company 401(k) Plan	5.19(c)
Company Acceptable Confidentiality Agreement	5.2(a)
Company Acquisition Proposal	5.2(g)(i)
Company Adverse Recommendation Change	5.2(b)(i)
Company Alternative Acquisition Agreement	5.2(b)(ii)
Company Board	Recitals
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Common Stock	2.1(a)(i)
Company Credit Agreement	8.3(e)
Company Disclosure Letter	Article III
Company Equity Plans	8.3(f)
Company Expenses	7.3(e)
Company Indebtedness Payoff Amount	5.18(a)
Company Independent Petroleum Engineers	3.25(a)
Company Intellectual Property	3.19(a)
Company Intervening Event	5.2(g)(iii)
Company Material Adverse Effect	8.3(g)
Company Material Contract	3.16(a)
Company Officer's Tax Certificate	5.12(c)
Company Option Award	8.3(h)
Company Organizational Documents	3.1(b)
Company Plans	3.12(a)
v

INDEX OF DEFINED TERMS
(Continued)

Definition	Location
Company Preferred Stock	3.2(a)
Company PSU Award	8.3(i)
Company Recommendation	Recitals
Company Reserve Report Letter	3.25(a)
Company RSU Award	8.3(j)
Company SEC Documents	3.6(a)
Company Senior Notes	8.3(k)
Company Senior Notes Indentures	8.3(l)
Company Stock Awards	3.2(b)
Company Stockholder Approval	3.4(a)
Company Stockholders	Recitals
Company Stockholders Meeting	5.4(a)
Company Superior Proposal	5.2(g)(ii)
Company Termination Fee	7.3(b)(iii)
Company Warrant Agreement	8.3(m)
Company Warrants	8.3(n)
Confidentiality Agreement	5.5(a)
Continuing Employees	5.19(a)
Contract	3.5(a)
control	8.3(o)
controlled	8.3(o)
controlled by	8.3(o)
Controlled Group	3.12(b)
Converted Option Award	2.2(c)
Converted PSU Award	2.2(b)
Converted RSU Award	2.2(a)
COPAS	8.3(p)
D&O Insurance	5.9(b)
Delaware Secretary of State	1.1(a)
Derivative Transaction	8.3(q)
DGCL	Recitals
EDGAR	Article III
Environmental Law	3.14(b)
ERISA	3.12(a)
Exchange Act	3.5(b)
Exchange Agent	2.3(a)
Exchange Fund	2.3(a)

INDEX OF DEFINED TERMS
(Continued)

Definition	Location
Exchange Ratio	2.1(a)(i)
Excluded Shares	2.1(a)(ii)
FERC	3.27(b)
Financing	5.18(e)
First Certificate of Merger	1.1(a)
First Company Merger	Recitals
First Effective Time	1.1(a)
First Surviving Corporation	Recitals
Form S-4	5.4(a)
Fraud	8.3(r)
GAAP	3.6(b)
Governmental Entity	8.3(s)
Hazardous Substance	3.14(c)
HSR Act	3.5(b)
Hydrocarbons	8.3(t)
Indebtedness	8.3(u)
Indemnified Persons	5.9(a)
Initial Outside Date	7.1(b)(i)
Interstate Commerce Act	3.27(b)
IRS	3.12(a)
IT Assets	3.19(c)
J.P. Morgan	3.29
Joint Proxy Statement	5.4(a)
knowledge	8.3(v)
Law	8.3(w)
Liens	8.3(x)
Lookback Date	3.6(a)
Material Adverse Effect	8.3(y)
Measurement Date	3.2(a)
Merger Consideration	2.1(a)(i)
Merger Sub	Preamble
Mergers	Recitals
Natural Gas Act	3.27(b)
Natural Gas Policy Act	3.27(b)
New Board	1.7(a)
New Board Designee	1.7(a)
Nonqualified Deferred Compensation Plan	3.12(e)

INDEX OF DEFINED TERMS
(Continued)

Definition	Location
NYSE	2.3(f)
Oil and Gas Leases	8.3(z)
Oil and Gas Properties	8.3(aa)
Outside Date	7.1(b)(i)
Parent	Preamble
Parent 2024 Indenture	8.3(ff)
Parent 401(k) Plan	5.19(c)
Parent Acceptable Confidentiality Agreement	5.3(a)
Parent Acquisition Proposal	5.3(g)(i)
Parent Adverse Recommendation Change	5.3(b)(i)
Parent Alternative Acquisition Agreement	5.3(b)(ii)
Parent Base Indenture	8.3(ff)
Parent Board	Recitals
Parent Bylaws	4.1(b)
Parent Charter	4.1(b)
Parent Charter Amendment	4.4(a)
Parent Common Stock	Recitals
Parent Consent	Recitals
Parent Credit Agreement	8.3(bb)
Parent Disclosure Letter	Article IV
Parent Equity Plans	4.2(a)
Parent ESPP	4.2(a)
Parent Expenses	7.3(d)
Parent Independent Petroleum Engineers	4.25(a)
Parent Intellectual Property	4.19(a)
Parent Intervening Event	5.3(g)(iii)
Parent Material Adverse Effect	8.3(cc)
Parent Material Contract	4.16(a)
Parent Officer's Tax Certificate	5.12(c)
Parent Organizational Documents	4.1(b)
Parent Parties	Article III
Parent Party	Article III
Parent Plans	4.12(a)
Parent PSU Award	8.3(dd)
Parent Recommendation	Recitals
Parent Reserve Report Letter	4.25(a)
Parent RSU Award	8.3(ee)

INDEX OF DEFINED TERMS
(Continued)

Definition	Location
Parent SEC Documents	4.6(a)
Parent Senior Notes	8.3(ff)
Parent Senior Notes Indentures	8.3(gg)
Parent Stock Awards	4.2(b)
Parent Stockholder Approval	4.4(a)
Parent Stockholders	Recitals
Parent Stockholders Meeting	5.4(a)
Parent Superior Proposal	5.3(g)(ii)
Parent Termination Fee	7.3(c)(iii)
Participant	3.12(f)
Parties	Preamble
Party	Preamble
PBGC	3.12(c)(iv)
Pension Plan	3.12(b)
Permits	3.11
Permitted Lien	8.3(hh)
Person	8.3(ii)
Production Burdens	8.3(jj)
PUHCA	3.27(a)
Related Party	3.22
Remedy Action	5.6(b)
Representatives	5.2(a)
Rights-of-Way	3.24
Sarbanes-Oxley Act	3.6(a)
SEC	3.6(a)
Second Certificate of Merger	1.1(b)
Second Company Merger	Recitals
Second Effective Time	1.1(b)
Second Surviving Corporation	Recitals
Securities Act	3.5(b)
Stock Issuance	Recitals
Subsidiary	8.3(kk)
Takeover Laws	3.20
Tax Return	8.3(ll)
Taxes	8.3(mm)
Transaction Litigation	5.11
Transactions	Recitals

INDEX OF DEFINED TERMS
(Continued)

Definition	Location
under common control with	8.3(o)
Upsized Parent Credit Facility	5.18(d)
WARN Act	3.13(c)
Wells	8.3(nn)
Willful and Material Breach	8.3(oo)

x

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 2, 2025, is by and among SM Energy Company, a Delaware corporation (“Parent”), Cars Merger Sub, Inc., a Delaware corporation and a direct wholly-owned Subsidiary of Parent (“Merger Sub”), and Civitas Resources, Inc., a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are referred to herein individually as a “Party” and collectively as the “Parties”.
RECITALS
WHEREAS, the Parties intend to effect (a) at the First Effective Time, the merger of Merger Sub with and into the Company (the “First Company Merger”), with the Company continuing as the surviving entity in the First Company Merger (the “First Surviving Corporation”), on the terms and subject to the conditions set forth herein and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”); and (b) as soon as practicable following the First Company Merger and at the Second Effective Time, the merger of the First Surviving Corporation with and into Parent (the “Second Company Merger” and, together with the First Company Merger, the “Mergers”), with Parent continuing as the surviving entity in the Second Company Merger (the “Second Surviving Corporation”), on the terms and subject to the conditions set forth herein and in accordance with the DGCL;
WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held by unanimous vote, has (i) determined that this Agreement and the Mergers and the other transactions contemplated by this Agreement (with the Mergers, collectively, the “Transactions”) are in the best interests of, and are advisable to, Parent and its stockholders (the “Parent Stockholders”), (ii) approved, adopted and declared advisable this Agreement, the Parent Charter Amendment and the Transactions (including the Second Company Merger), (iii) directed that the issuance of the shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) constituting the Merger Consideration and other shares of Parent Common Stock to be issued in the Mergers or reserved for issuance in connection with the Mergers, in each case, as provided for in Article II (the “Stock Issuance”) and the Parent Charter Amendment be submitted to the holders of Parent Common Stock for their adoption and approval and (iv) resolved to recommend that the Parent Stockholders vote in favor of the approval of the Stock Issuance and the adoption of the Parent Charter Amendment at the Parent Stockholders Meeting (the “Parent Recommendation”);
WHEREAS, the Board of Directors of Merger Sub has approved and declared advisable this Agreement and the Transactions (including the First Company Merger);
WHEREAS, Parent as the sole stockholder of Merger Sub will adopt this Agreement promptly following its execution (the “Parent Consent”);
WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held by unanimous vote, has (i) determined that this Agreement and the

Transactions (including the Mergers) are fair to, and in the best interests of, the Company and the stockholders of the Company (the “Company Stockholders”), (ii) approved and declared advisable this Agreement and the Transactions, including the Mergers, (iii) directed that the adoption of this Agreement be submitted to a vote of the Company Stockholders at the Company Stockholders Meeting and (iv) resolved to recommend that the Company Stockholders vote in favor of the adoption of this Agreement (the “Company Recommendation”);
WHEREAS, for U.S. federal (and applicable state and local) income Tax purposes, (i) it is intended that the Mergers, taken together, constitute an integrated plan and qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a); and
WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers as specified herein;
AGREEMENT
NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:
ARTICLE I
THE MERGERS
Section 1.1    The Mergers.
(a)    Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the First Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue its existence under the Laws of the State of Delaware as the First Surviving Corporation and a wholly-owned Subsidiary of Parent. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the applicable Parties shall cause the First Company Merger to be consummated by filing a certificate of merger, in customary form and substance (the “First Certificate of Merger”), with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in accordance with the DGCL. The First Company Merger shall become effective upon the filing of the First Certificate of Merger with the Delaware Secretary of State or at such later time as the Parties shall agree in writing and shall specify in the First Certificate of Merger (the time the First Company Merger becomes effective being the “First Effective Time”).
(b)    Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Second Effective Time, the First Surviving Corporation

shall be merged with and into Parent, the separate corporate existence of the First Surviving Corporation shall cease, and Parent shall continue its existence under the Laws of the State of Delaware as the Second Surviving Corporation. Upon the terms and subject to the provisions of this Agreement, as soon as practicable following the First Effective Time, the applicable Parties shall cause the Second Company Merger to be consummated by filing a certificate of merger, in customary form and substance (the “Second Certificate of Merger” and, together, with the First Certificate of Merger, the “Certificates of Merger”) with the Delaware Secretary of State in accordance with the DGCL. The Second Company Merger shall become effective upon the filing of the Second Certificate of Merger with the Delaware Secretary of State or at such later time as the Parties shall agree in writing and shall specify in the Second Certificate of Merger (the time the Second Company Merger becomes effective being the “Second Effective Time”); provided that the Second Effective Time shall occur as soon as practicable after the First Effective Time.
Section 1.2    Closing. The closing of the Mergers (the “Closing”) shall take place at 10:00 a.m., Eastern time, on the third Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than any such conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Gibson, Dunn & Crutcher LLP, 2001 Ross Avenue, Suite 2100, Dallas, Texas 75201, unless another date, time or place is agreed to in writing by Parent and the Company; provided, that the Closing may occur remotely via electronic exchange of required Closing documentation in lieu of an in-person Closing, and the Parties shall cooperate in connection therewith. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”
Section 1.3    Effects of the Mergers. From and after the First Effective Time and the Second Effective Time, the Mergers shall have the effects set forth in this Agreement, in the Certificates of Merger and in the relevant provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, (a) at the First Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the First Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the First Surviving Corporation and (b) at the Second Effective Time, all the property, rights, privileges, powers and franchises of each of the First Surviving Corporation and Parent shall vest in the Second Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the First Surviving Corporation and Parent shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Second Surviving Corporation.
Section 1.4    Certificate of Incorporation; Bylaws.
(a)    At the First Effective Time, (i) by virtue of the First Company Merger and without any further action on the part of Parent, the Company, Merger Sub or any other Person, the Company Charter shall be amended so that it reads in its entirety the same as the certificate of incorporation of Merger Sub as in effect immediately prior to the First Effective Time (except that all references therein to Merger Sub shall be automatically amended to become references to the First Surviving Corporation), and as so amended shall be the certificate of incorporation of the First Surviving Corporation, until thereafter amended in accordance with its terms and as provided by applicable Law; and (ii) without any further action on the part of Parent, the Company, Merger Sub or any other Person, the Company Bylaws shall be amended and restated in their entirety as of the First Effective Time so that they read in their entirety the same as the bylaws of Merger Sub as in effect immediately prior to the First Effective Time (except that all references therein to Merger Sub shall be automatically amended to become references to the First Surviving Corporation), and as so amended and restated shall be the bylaws of the First Surviving Corporation, until thereafter amended in accordance with their terms and the certificate of incorporation of the First Surviving Corporation and as provided by applicable Law.
(b)    At the Second Effective Time, the Parent Organizational Documents in effect as of immediately prior to the Second Effective Time shall be the organizational documents of the Second Surviving Corporation until thereafter amended as provided therein or by applicable Law.
Section 1.5    Board of Directors of the First Surviving Corporation. The Parties shall take all necessary corporate action so that, from and after the First Effective Time, the directors of Merger Sub immediately prior to the First Effective Time shall be the directors of the First Surviving Corporation until their respective successors are duly elected or appointed and qualified in accordance with applicable Law or their earlier death, resignation or removal in accordance with the DGCL and the organizational documents of the First Surviving Corporation.
Section 1.6    Officers of the First Surviving Corporation and Second Surviving Corporation. The Parties shall take all necessary corporate action so that, from and after the First Effective Time, the officers of Merger Sub immediately prior to the First Effective Time shall be the officers of the First Surviving Corporation until their respective successors are duly elected or appointed and qualified in accordance with applicable Law or their earlier death, resignation or removal in accordance with the DGCL and the organizational documents of the First Surviving Corporation. The Chief Executive Officer of the Second Surviving Corporation shall, at the Second Effective Time, initially be the Chief Executive Officer of Parent as of immediately prior to the Second Effective Time. The Chief Executive Officer of Parent, the Chief Operating Officer of Parent and the Chief Executive Officer of the Company shall, by majority approval, select all other initial members of the management team of the Second Surviving Corporation.
Section 1.7    Parent Board; Committees.
(a)    Prior to the First Effective Time, Parent shall take all necessary corporate action so that, effective as of the First Effective Time, (i) the number of directors constituting the full board of directors of Parent (the “New Board”) shall be 11 members, (ii) the New Board shall be composed of: (A) six directors from among the members of the Parent Board as of the date of this Agreement, two of which shall be designated by the Chairman of the Parent Board and four of which shall be designated by mutual agreement of the Chairman of each of the Parent

Board and the Company Board prior to the time at which the Form S-4 becomes effective under the Securities Act and (B) five directors from among the members of the Company Board as of the date of this Agreement, two of which shall be designated by the Chairman of the Company Board and three of which shall be designated by mutual agreement of the Chairman of each of the Parent Board and the Company Board prior to the time at which the Form S-4 becomes effective under the Securities Act (each designee contemplated in the foregoing clauses (A) and (B), in such capacity, a “New Board Designee”) and (iii) the Chairman of the Parent Board as of immediately prior to the First Effective Time shall be appointed to serve as Chairman of the New Board; provided that, in the event a New Board Designee is either unwilling or unable to serve as a member of the Parent Board at the time of such appointment, then another member of the Company Board that is determined by the Parent Board in good faith to be independent with respect to his or her service on the Parent Board and is mutually agreed between the Company and Parent shall be appointed to fill such vacancy on the New Board in lieu of such New Board Designee.
(b)    Prior to the First Effective Time, Parent shall take all necessary corporate action so that, effective as of the First Effective Time, the New Board shall have three committees, consisting of: (i) a Governance and Sustainability Committee, (ii) an Audit Committee and (iii) a Compensation Committee. The chairman of the Governance and Sustainability Committee and the Compensation Committee shall be designated by the Chairman of the Company Board, and the chairman of the Audit Committee shall be designated by the Chairman of the Parent Board, in each case, prior to the time at which the Form S-4 becomes effective under the Securities Act. Prior to the First Effective Time, Parent shall take all necessary corporate action, so that effective as of the First Effective Time, each standing committee of the New Board shall be composed of an equal number of directors designated by Parent and by the Company,. Prior to the First Effective Time, Parent shall take all necessary corporate action so that, effective as of the First Effective Time, the Executive Committee of Parent is dissolved from and after the Closing. In the event Parent, in its sole discretion, determines prior to the First Effective Time to split the Governance and Sustainability Committee into two committees, (A) the Chairman of the Company Board shall designate the chairman of the Governance Committee and (B) the Chairman of the Parent Board shall designate the chairman of the Sustainability Committee.
ARTICLE II
EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES
Section 2.1    Conversion of Capital Stock.
(a)    Upon the terms and subject to the conditions set forth in this Agreement, at the First Effective Time, by virtue of the First Company Merger and without any action on the part of the Parties or the holders of any shares of capital stock of the Parties:
(i)    Each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the First Effective Time (other than any Excluded Shares), shall be automatically converted into the right to receive from Parent 1.45 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of Parent Common Stock (the “Merger Consideration”). As of the First Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(f), in each case to be issued or paid in accordance with Section 2.3, without interest. In accordance with Section 262 of the DGCL, no appraisal rights will be available to holders of Company Common Stock in connection with the First Company Merger.
(ii)    Each share of Company Common Stock held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the First Effective Time (collectively, “Excluded Shares”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(iii)    Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the First Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the First Surviving Corporation.
(iv)    The Exchange Ratio shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, or any reorganization, recapitalization, reclassification or other like change with respect to Company Common Stock or Parent Common Stock, in each case having a record date occurring on or after the date of this Agreement and prior to the First Effective Time; provided, that nothing in this Section 2.1(a)(iv) shall be construed to permit the Company or Parent to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.
(b)    Upon the terms and subject to the conditions set forth in this Agreement, at the Second Effective Time, by virtue of the Second Company Merger and without any action on the part of Parent, the First Surviving Corporation or the holders of any shares of capital stock or other equity interests of Parent or the First Surviving Corporation, (i) each share of common stock of the First Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall automatically be cancelled and retired and cease to exist, and no consideration shall be delivered in exchange therefor, and (ii) each share of Parent Common Stock issued and outstanding immediately prior to the Second Effective Time shall remain outstanding and shall not be affected by the Second Company Merger.
Section 2.2    Treatment of Equity-Based Awards and Company Warrants.
(a)    Company RSU Awards. Each Company RSU Award that is outstanding immediately prior to the First Effective Time shall, at the First Effective Time, automatically and without any action on the part of Parent, the Company, or the holder thereof, be assumed by Parent and remain subject to the same terms and conditions as were applicable to such Company RSU Award as of immediately prior to the First Effective Time (including any vesting and forfeiture provisions, but taking into account any acceleration provided for in the relevant Company Equity Plan or in the related award agreement by reason of the Transactions), but shall be converted into an award with respect to a number of shares of Parent Common Stock (rounded up to the nearest whole number of shares) equal to the product of (i) the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the First Effective Time multiplied by (ii) the Exchange Ratio (a “Converted RSU Award”).
(b)    Company PSU Awards. Each Company PSU Award that is outstanding immediately prior to the First Effective Time shall, at the First Effective Time, automatically and without any action on the part of Parent, the Company, or the holder thereof, be assumed by Parent and remain subject to the same terms and conditions as were applicable to such Company RSU Award as of immediately prior to the First Effective Time (including any time-based vesting and forfeiture provisions, but taking into account any acceleration provided for in the relevant Company Equity Plan or in the related award agreement by reason of the Transactions), but shall be converted into an award with respect to a number of shares of Parent Common Stock (rounded up to the nearest whole number of shares) equal to the product of (i) the greater of (A) the target number of shares of Company Common Stock subject to such Company PSU Award as of immediately prior to the First Effective Time and (B) the number of shares of Company Common Stock to be earned based on actual achievement of the performance criteria set forth in the applicable award agreement as of immediately prior to the First Effective Time (with such performance to be measured without any pro-ration, by the Compensation Committee of the Company Board) multiplied by (ii) the Exchange Ratio (a “Converted PSU Award”).
(c)    Company Option Awards. Each Company Option Award that is outstanding immediately prior to the First Effective Time shall, at the First Effective Time, automatically and without any action on the part of Parent, the Company, or the holder thereof, be assumed by Parent and remain subject to the same terms and conditions as were applicable to such Company Option Award, but shall be converted into an option to purchase that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (x) the number of shares of Company Common Stock subject to such Company Option Award immediately prior to the First Effective Time and (y) the Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Option Award divided by (B) the Exchange Ratio (the “Converted Option Award”).
(d)    Company Warrants. If, prior to the First Effective Time, any Company Warrants remain outstanding and exercisable in accordance with the terms of the Company Warrant Agreement, Parent and the Company shall (i) make all necessary and appropriate provisions to provide for the assumption by Parent of the Company’s obligations under the Company Warrant Agreement and (ii) deliver a written instrument to the warrant agent under the Company Warrant Agreement providing that holders of each Company Warrant have the right to acquire and receive, upon the exercise of such Company Warrant, the number of shares of Parent Common Stock that would have been issued or paid to a holder of the number of shares of Company Common Stock into which such Company Warrant was exercisable immediately prior to the First Effective Time.

(e)    Prior to the First Effective Time, the Company shall take all action necessary to effectuate the treatment of the Company RSU Awards, Company PSU Awards, Company Option Awards and Company Warrants under this Section 2.2. The Company shall ensure that, as of the First Effective Time, no holder of a Company RSU Award, Company PSU Award, Company Option Award or Company Warrant (or former holder of a Company RSU Award, Company PSU Award, Company Option Award or Company Warrant) or participant in any Company Equity Plan or any other individual shall have any rights thereunder to acquire, or other rights in respect of, the capital stock of the Company, the First Surviving Corporation or any of their respective Subsidiaries, or any other equity interest therein (including “phantom” stock or stock appreciation rights).
(f)    Parent shall reserve for issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be issued with respect to or subject to the Converted RSU Awards, Converted PSU Awards, the Converted Option Awards and Company Warrants as a result of the actions contemplated by this Section 2.2. As soon as practicable following the First Effective Time, Parent shall file a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms) with respect to the shares of Parent Common Stock issuable with respect to the Converted RSU Awards, Converted PSU Awards and Converted Option Awards.
Section 2.3    Exchange and Payment.
(a)    Promptly after the First Effective Time, Parent shall deposit (or cause to be deposited) with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), in trust for the benefit of holders of shares of Company Common Stock immediately prior to the First Effective Time (other than holders to the extent they hold Excluded Shares), Book-Entry Shares (or certificates if requested) representing the shares of Parent Common Stock issuable pursuant to Section 2.1(a). In addition, Parent shall make available by depositing with the Exchange Agent, as necessary from time to time after the First Effective Time, any dividends or distributions payable pursuant to Section 2.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(f). All certificates representing shares of Parent Common Stock, dividends, distributions and cash deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.”
(b)    As soon as reasonably practicable after the First Effective Time, the Second Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a certificate (“Certificates”) that immediately prior to the First Effective Time represented outstanding shares of Company Common Stock that were converted into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and contain such other provisions as Parent or the Exchange Agent may reasonably specify) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to

Section 2.3(f). Upon surrender of a Certificate to the Exchange Agent (or an affidavit of loss in lieu of the Certificate as provided in Section 2.3(j)), together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, the holder of such Certificate shall be entitled to receive in exchange for the shares of Company Common Stock formerly represented by such Certificate (other than Excluded Shares) (A) that number of whole shares of Parent Common Stock (after taking into account all shares of Company Common Stock then held by such holder under all Certificates so surrendered) to which such holder of Company Common Stock shall have become entitled pursuant to Section 2.1(a) (which shall be in uncertificated book-entry form unless a physical certificate is requested), (B) any dividends or other distributions payable pursuant to Section 2.3(d) and (C) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(f), and the Certificate so surrendered shall forthwith be cancelled. Promptly after the First Effective Time and in any event not later than the third Business Day thereafter, the Second Surviving Corporation shall cause the Exchange Agent to issue and send to each holder of uncertificated shares of Company Common Stock represented by book entry (“Book-Entry Shares”), other than with respect to Excluded Shares, (1) that number of whole shares of Parent Common Stock to which such holder of Book-Entry Shares shall have become entitled pursuant to the provisions of Section 2.1(a) (which shall be in book-entry form unless a physical certificate is requested), (2) any dividends or other distributions payable pursuant to Section 2.3(d) and (3) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(f), without such holder being required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent, and such Book-Entry Shares shall then be cancelled. No interest will be paid or accrued on any unpaid dividends and distributions or cash in lieu of fractional shares, if any, payable to holders of Certificates or Book-Entry Shares. Until surrendered as contemplated by this Section 2.3, each Certificate or Book-Entry Share shall be deemed after the First Effective Time to represent only the right to receive the Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 2.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(f).
(c)    If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share or shall have established to the satisfaction of Parent that no such Tax is applicable.
(d)    No dividends or other distributions with respect to Parent Common Stock with a record date after the First Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.3(f), in each case until the holder thereof shall surrender such Certificate (or an affidavit of loss in lieu of the

Certificate as provided in Section 2.3(j)) in accordance with this Article II. Following the surrender of a Certificate (or an affidavit of loss in lieu of the Certificate as provided in Section 2.3(j)) in accordance with this Article II, there shall be paid to the record holder thereof, without interest, (A) promptly after such surrender, the amount of any dividends or other distributions with a record date after the First Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.3(f) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.
(i)    Notwithstanding anything in the foregoing to the contrary, holders of Book-Entry Shares who are entitled to receive shares of Parent Common Stock under this Article II shall be paid (A) at the time of payment of such Parent Common Stock by the Exchange Agent under Section 2.3(b), the amount of dividends or other distributions with a record date after the First Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.3(f) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Effective Time but prior to the time of such payment by the Exchange Agent under Section 2.3(b) and a payment date subsequent to the time of such payment by the Exchange Agent under Section 2.3(b) payable with respect to such whole shares of Parent Common Stock.
(e)    The Merger Consideration, any dividends or other distributions payable pursuant to Section 2.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(f) issued and paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock, formerly represented by such Certificates or Book-Entry Shares. At the First Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately prior to the First Effective Time. If, after the First Effective Time, Certificates are presented to the Second Surviving Corporation or the Exchange Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II.
(f)    Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, no dividends or other distributions with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of the Company who otherwise would be entitled to receive a fractional share of Parent Common Stock an amount in cash (without interest) determined by multiplying (i) the fraction of a share of Parent Common Stock which such holder would otherwise be entitled to receive (taking into account all shares of Company Common Stock held at the First Effective Time by such holder and rounded to the nearest thousandth when expressed in decimal form) pursuant to Section 2.1(a) by (ii) the volume weighted average closing price of one share of Parent Common Stock on the New York Stock Exchange, Inc. (the “NYSE”) for the five trading days ending on the last trading day immediately prior to the date on which the First Effective Time shall occur, as such price is reported on the NYSE Composite Transactions Tape (as reported by Bloomberg Financial Markets or such other source as the Parties shall agree in writing). The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the conversion of the Company Common Stock (other than the Excluded Shares) in the First Company Merger.
(g)    Any portion of the Exchange Fund that remains undistributed to the holders of Certificates or Book-Entry Shares six months after the First Effective Time shall be delivered to the Second Surviving Corporation, upon demand, and any remaining holders of Certificates or Book-Entry Shares (except to the extent representing Excluded Shares) shall thereafter look only to the Second Surviving Corporation, as general creditors thereof, for payment of the Merger Consideration, any unpaid dividends or other distributions payable pursuant to Section 2.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(f) (subject to abandoned property, escheat or other similar laws), without interest.
(h)    None of Parent, the Second Surviving Corporation, the Exchange Agent or any other Person shall be liable to any Person in respect of shares of Parent Common Stock, dividends or other distributions with respect thereto or cash in lieu of fractional shares of Parent Common Stock properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been exchanged prior to two years after the First Effective Time (or immediately prior to such earlier date on which the related Merger Consideration (and all dividends or other distributions with respect to shares of Parent Common Stock and any cash in lieu of fractional shares of Parent Common Stock pursuant to this Article II) would otherwise escheat to or become the property of any Governmental Entity), any such Merger Consideration (and such dividends, distributions and cash) in respect thereof shall, to the extent permitted by applicable Law, become the property of the Second Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.
(i)    The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent. To the extent, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash payments contemplated by this Article II, Parent shall, subject to Section 2.3(h), promptly replace, restore or supplement the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payments of the aggregate cash payments contemplated by this Article II.

(j)    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Second Surviving Corporation with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 2.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(f).
Section 2.4    Withholding Rights. The Parent Parties, the First Surviving Corporation, the Second Surviving Corporation and the Exchange Agent shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable to any holder of shares of Company Common Stock or otherwise pursuant to this Agreement such amounts as the Parent Parties, the First Surviving Corporation, the Second Surviving Corporation or the Exchange Agent determines it is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law (and, for the avoidance of doubt, to the extent deduction and withholding is required in respect of the delivery of any Parent Common Stock pursuant to this Agreement, a portion of the Parent Common Stock otherwise deliverable hereunder may be withheld). To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made, and, if a portion of the Parent Common Stock otherwise deliverable to a Person is withheld hereunder, the relevant withholding party shall be treated as having delivered such Parent Common Stock to such Person, sold such Parent Common Stock on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of the required withholding (which fair market value shall be deemed to be the closing price of shares of Parent Common Stock on the NYSE on the Closing Date) and having paid such cash proceeds to the appropriate Governmental Entity.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as disclosed in (a) the Company SEC Documents filed with or furnished to the SEC and publicly available on the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC (“EDGAR”) at least 24 hours prior to the date of this Agreement (excluding any disclosures set forth in any such Company SEC Document under the heading “Risk Factors” or in any section relating to forward-looking statements or any other statement or disclosure that is similarly predictive, cautionary or forward-looking in nature), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or (b) the corresponding section or subsection of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), the Company represents and warrants to Parent and Merger Sub (collectively, the “Parent Parties” and each, a “Parent Party”) as follows:
Section 3.1    Organization, Standing and Power.
(a)    (i) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (ii) each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except in the case of any Subsidiary of the Company where the failure to be so organized or in good standing or to have such power or authority individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.
(b)    The Company has previously made available to Parent true and complete copies of the Company’s certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws” and, together with the Company Charter, the “Company Organizational Documents”) and the certificate of incorporation and bylaws (or comparable organizational documents) of each of its Subsidiaries, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is in material compliance with the terms of each of the Company Organizational Documents.
Section 3.2    Capital Stock.
(a)    The authorized capital stock of the Company consists of 225,000,000 shares of Company Common Stock and 25,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of the close of business on October 31, 2025 (the “Measurement Date”), (i) 85,303,179 shares of Company Common Stock (excluding treasury shares) were issued and outstanding, (ii) no shares of Company Common Stock were held by the Company in its treasury, (iii) 1,701,304 shares of Company Common Stock were issuable upon the exercise of outstanding Company Warrants, (iv) no shares of Company Preferred Stock were issued and outstanding, (v) 1,164,570 shares of Company Common Stock were subject to issuance pursuant to outstanding Company RSU Awards, (vi) 1,484,253 shares of Company Common Stock were subject to issuance pursuant to outstanding Company PSU Awards (assuming maximum achievement of any applicable performance-based vesting conditions), (vii) 687 shares of Company Common Stock were underlying outstanding Company Option Awards and (viii) 2,082,998 shares of Company Common Stock were reserved for issuance pursuant to Company Equity Plans. All outstanding shares of capital stock of the Company are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. No shares of capital stock of the Company are owned by any Subsidiary of the Company. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by the Company, free and clear of all Liens (other than Permitted Liens pursuant to clause (vii) of the definition thereof). The Company has made available to Parent true and complete copies of the Company Warrants and the Company Warrant Agreement. Except as set forth on Section 3.2(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the Company Stockholders or such Subsidiary on any matter. Except as set forth above in this Section 3.2(a) or any Company Stock Awards granted after the date hereof in accordance with this Agreement, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of the Company, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or other voting securities or equity interests of the Company or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of the Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries or rights or interests described in the preceding clause (C) or (E) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or of which the Company has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restrict the transfer of, any capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries.
(b)    Section 3.2(b) of the Company Disclosure Letter sets forth a true and complete list of all holders, as of the close of business on the Measurement Date, of outstanding Company RSU Awards, Company PSU Awards, Company Option Awards and other similar rights to purchase or receive shares of Company Common Stock or similar rights granted under the Company Equity Plans or otherwise (collectively, “Company Stock Awards”), indicating as applicable, with respect to each Company Stock Award then outstanding, the type of award granted, the number of shares of Company Common Stock subject to such Company Stock Award (assuming maximum achievement of any applicable performance-based vesting conditions), the name of the plan under which such Company Stock Award was granted, the date of grant, exercise or purchase price (if any), vesting schedule, payment schedule (if different from the vesting schedule) and expiration thereof. The Company has made available to Parent true and complete copies of all Company Equity Plans and the forms of all award agreements evidencing outstanding Company Stock Awards.
Section 3.3    Subsidiaries. Section 3.3 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries or any Oil and Gas Properties, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any material loan, capital contribution, guarantee, credit enhancement or other material investment in, or assume any liability or obligation of, any Person.
Section 3.4    Authority.
(a)    The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the receipt of the Company Stockholder Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Transactions, subject, in the case of the consummation of the Mergers, to the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”) and the filing of the Certificates of Merger with the Delaware Secretary of State. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Parent Parties, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).
(b)    The Company Board, at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions (i) determining that this Agreement and the Transactions (including the Mergers) are fair to, and in the best interests of, the Company and the Company Stockholders, (ii) approving and declaring advisable this Agreement and the Transactions, including the Mergers, (iii) directing that the adoption of this Agreement be submitted to a vote of the Company Stockholders at the Company Stockholders Meeting and (iv) resolving to recommend that the Company Stockholders vote in favor of the adoption of this Agreement, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.2.
(c)    The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities required in connection with the consummation of the Transactions, and no other vote of the holders of any class or series of the Company’s capital stock or other securities is required in connection with the consummation of the Transactions.
Section 3.5    No Conflict; Consents and Approvals.
(a)    The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Transactions and compliance by the Company with the provisions hereof will not (subject to the termination of the Company Credit Agreement and satisfaction in full of all obligations outstanding thereunder prior to or at the Closing and, with respect to Company Senior Notes Indentures, assuming compliance with the matters referred to in Section 5.18), conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Company Organizational Documents or the certificate of incorporation or bylaws (or similar organizational documents) of any Subsidiary of the Company, (ii) any bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise, whether oral or written (excluding, for the avoidance of doubt, all Oil and Gas Leases, Rights-of-Way and all other instruments constituting a Party’s chain of title to the Oil and Gas Properties or Rights-of-Way) (each, including all amendments thereto, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 3.5(b), any Law or any rule or regulation of the NYSE applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound, except as, in the case of clauses (ii) and (iii), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (provided, that clause (D) of the definition of “Material Adverse Effect” shall be disregarded for purposes of this Section 3.5(a)).
(b)    No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions or compliance with the provisions hereof, except for (i) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other applicable state or federal securities, takeover and “blue sky” laws, (iii) the filing of the Certificates of Merger and all necessary other documentation with the Delaware Secretary of State as required by the DGCL, (iv) any filings and approvals required under the rules and regulations of the NYSE and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (provided, that clause (D) of the definition of “Material Adverse Effect” shall be disregarded for purposes of this Section 3.5(b)).
Section 3.6    SEC Reports; Financial Statements.
(a)    The Company has filed with or furnished to the Securities and Exchange Commission (the “SEC”) on a timely basis true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2023 (such date, the “Lookback Date”) (all such documents, together with all exhibits and schedules to the foregoing documents and all information incorporated therein by reference, the “Company SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Company SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)    The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Company SEC Documents (i) have been prepared in a manner consistent with the books and records of the Company and its Subsidiaries, (ii) have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. As of the date of this Agreement, the Company does not intend to correct in any material respect or restate, and, to the knowledge of the Company, there is not any basis to restate, any of the audited financial statements or unaudited interim financial statements (including, in each case, the notes, if any, thereto) of the Company filed in or furnished with the Company SEC Documents. Since the Lookback Date, the Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of the

Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.
(c)    The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the Company’s periodic and current reports under the Exchange Act, is made known to the Company’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, his or her conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.
(d)    The Company and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. A true, correct and complete summary of any such disclosures made by management to the Company’s auditors and audit committee is set forth as Section 3.6(d) of the Company Disclosure Letter.
(e)    Since the Lookback Date, (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company or any of its Subsidiaries.
(f)    As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.
(g)    Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.
(h)    The Company is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of the NYSE, in each case, that are applicable to the Company.
(i)    No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC.
Section 3.7    No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent accrued or reserved against in the consolidated balance sheet of the Company and its Subsidiaries as at June 30, 2025, (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 30, 2025, none of which result from a claim of infringement, misappropriation, or breach of contract, (c) liabilities under this Agreement or incurred in connection with the Transactions, (d) for liabilities and obligations that have been discharged or paid in full and (e) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.
Section 3.8    Certain Information. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at the time of any amendment or supplement thereto and at the time it (or any post-effective amendment or supplement) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the Joint Proxy Statement will, at the time it is first mailed to the Company Stockholders, at the time of any amendments or supplements thereto and at the time of the

Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Assuming the accuracy of the first sentence of Section 4.8, the Joint Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements included or incorporated by reference in the Form S-4 or the Joint Proxy Statement based on information supplied in writing by or on behalf of the Parent Parties specifically for inclusion or incorporation by reference therein.
Section 3.9    Absence of Certain Changes or Events. Since June 30, 2025: (a) the Company and its Subsidiaries have, in all material respects, conducted their businesses only in the ordinary course of business consistent with past practice; (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; (c) neither the Company nor any of its Subsidiaries has suffered any material loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance; and (d) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1 (excluding Section 5.1(a)(i) and (ii), in each case, solely to the extent related to Company Stock Awards, and Section 5.1(a)(xvi), (xvii), and (xviii)).
Section 3.10    Litigation. There is no Action (other than arising from or relating to the Transactions) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such, other than any Action that, individually or in the aggregate, has not had or would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. There has not been since the Lookback Date nor are there currently any internal investigations or inquiries being conducted by the Company, the Company Board (or any committee thereof) or any third party at the request of any of the foregoing concerning any material financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.
Section 3.11    Compliance with Laws. The Company and each of its Subsidiaries are and, at all times since the Lookback Date have been, in compliance with all Laws applicable to their businesses, operations, properties or assets, except where any non-compliance, individually or the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received, since the Lookback Date, a notice or other written communication alleging or relating to a possible violation of any Law applicable to their businesses, operations, properties or assets, except for such violations that, individually or the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company and each of its Subsidiaries have in effect all material permits, licenses, variances, exemptions, approvals, authorizations, consents, operating certificates, franchises, orders and approvals (collectively, “Permits”) of all Governmental Entities necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and since the Lookback Date there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the Transactions, except where the failure to have in effect such Permits or such violation or default or other event, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.
Section 3.12    Benefit Plans.
(a)    Section 3.12(a) of the Company Disclosure Letter contains a true and complete list of each material “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), “multiemployer plan” (within the meaning of ERISA section 3(37)), and all stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, collective bargaining, change-in-control, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the Transactions or otherwise), whether formal or informal, written or oral, legally binding or not, under which any current or former employee, director or individual consultant of the Company or its Subsidiaries (or any of their dependents) has any present or future right to compensation or benefits or that the Company or its Subsidiaries sponsors or maintains, is making contributions to or has any present or future liability or obligation (contingent or otherwise) or with respect to which it is otherwise bound. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Company Plans.” The Company has provided or made available to Parent a current, accurate and complete copy of each material Company Plan, or if such Company Plan is not in written form, a written summary of all of the material terms of such Company Plan. With respect to each material Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy of, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter of the Internal Revenue Service (the “IRS”), (iii) the current summary plan description, any summaries of material modifications thereto, and (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements, and (C) actuarial valuation reports.
(b)    Neither the Company, its Subsidiaries or any member of their “Controlled Group” (defined as any organization which is a member of a controlled, affiliated or otherwise related group of entities within the meaning of Code Sections 414(b), (c), (m) or (o)) has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability

(contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA section 3(37)), (ii) an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA (“Pension Plan”) that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code.
(c)    With respect to the Company Plans:
(i)    each Company Plan complies in all material respects in form and in operation with its terms and the applicable provisions of ERISA and the Code and all other applicable legal requirements;
(ii)    no reportable event, as defined in Section 4043 of ERISA and for which reporting has not been waived under applicable guidance, no non-exempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or no accumulated funding deficiency, as defined in Section 302 of ERISA and 412 of the Code, has occurred with respect to any Company Plan, and all contributions required to be made under the terms of any Company Plan have been timely made;
(iii)    each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of the sponsor’s ability to rely upon such letter, and nothing has occurred that would reasonably be expected to result in the loss of the qualified status of such Company Plan;
(iv)    there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits) nor are there facts or circumstances that exist that could reasonably give rise to any such actions;
(v)    the Company has not received any written communication from the PBGC with respect to any Company Plan subject to Title IV of ERISA concerning the funded status of any such Company Plan;
(vi)    none of the Company, its Subsidiaries or any member of their Controlled Group has incurred any material direct or indirect liability under ERISA, the Code or other applicable Laws in connection with the termination of, withdrawal from or failure to fund, any Company Plan or other retirement plan or arrangement, and no fact or event exists that would reasonably be expected to give rise to any such material liability;

(vii)    the Company and its Subsidiaries do not maintain any Company Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all material respects in compliance with the applicable requirements of Section 601, et seq. of ERISA and Section 4980B(b) of the Code, and the Company and its Subsidiaries are not subject to any liability, including additional contributions, fines, penalties or loss of Tax deduction as a result of such administration and operation;
(viii)    none of the Company Plans currently provides, or reflects or represents any liability to provide post-termination or retiree health or life insurance benefits to any person for any reason, except as may be required by Section 601, et seq. of ERISA and Section 4980B(b) of the Code or other applicable similar law regarding health care coverage continuation (collectively “COBRA”), and none of the Company or its Subsidiaries has any liability to provide post-termination or retiree health or life insurance benefits to any person or ever represented, promised or contracted to any employee or former employee of the Company (either individually or to Company employees as a group) or any other person that such employee(s) or other person would be provided with post-termination or retiree health or life insurance benefits, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such person may pay in order to obtain health coverage under COBRA;
(ix)    except as contemplated by this Agreement, the execution and delivery of this Agreement and the consummation of the Transactions will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or individual consultant of the Company or any Subsidiary to severance pay, unemployment compensation or any other similar termination payment, or (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or individual consultant.
(d)    Neither the Company nor any Subsidiary is a party to any agreement, contract, arrangement or plan (including any Company Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the Transactions (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which any of the Company or any Subsidiary is a party or by which any of them is otherwise bound to compensate any person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.
(e)    Each Company Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) subject to Section 409A of the Code has been operated and maintained in compliance with Section 409A of the Code and the regulations and other administrative guidance promulgated thereunder. No Participant is entitled to any gross-up, make-whole or other additional payment from the Company or any of its Subsidiaries in respect of any Tax imposed under Section 409A or 4999 of the Code or interest or penalty related thereto.

(f)    For purposes of this Agreement, “Participant” shall mean current or former director, officer, employee, individual independent contractor or individual consultant of the Company or Parent, as applicable, or any of their respective Subsidiaries.
Section 3.13    Labor Matters.
(a)    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since the Lookback Date, the Company and its Subsidiaries are and have been in compliance with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of Taxes and continuation coverage with respect to group health plans. During the preceding three years, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of the Company, threatened, any material labor dispute, work stoppage, labor strike or lockout against the Company or any of its Subsidiaries by its or their employees.
(b)    No employee of the Company or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement with any labor union with respect to his or her employment with the Company or any of its Subsidiaries. To the knowledge of the Company, there has not been any labor organizing activity since the Lookback Date on behalf of any labor union, labor organization or similar employee group to organize any employees of the Company or any of its Subsidiaries. There are no (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of the Company no such charges or complaints are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or arbitration proceedings pending against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement, in each case, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.
(c)    The Company and its Subsidiaries are in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, workers’ compensation and the collection and payment of withholding and/or payroll Taxes and similar Taxes, except where such noncompliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. During the preceding three years, (i) neither the Company nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with the Company or any of its Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither the Company nor any of its Subsidiaries has engaged in layoffs or employment terminations, in each case, triggering notice obligations under the WARN Act or any similar state, local or foreign Law. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (x) each person employed by the Company or any of its Subsidiaries was or is properly classified as exempt or non-exempt in accordance with applicable overtime Laws, and (y) no person treated as an independent contractor or consultant by the Company or any Subsidiary thereof should have been properly classified as an employee under applicable Law.
(d)    Except as set forth on Section 3.13(d) of the Company Disclosure Letter, with respect to any current or former employee, officer, consultant or other individual service provider of the Company, there are no Actions against the Company or any of its Subsidiaries pending, or to the Company’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any such current or former employee, officer, consultant or other individual service provider of the Company, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification or any other employment related matter arising under applicable Laws, except where such Action would not, individually or in the aggregate, result in a Company Material Adverse Effect.
(e)    Except as set forth on Section 3.13(d) of the Company Disclosure Letter or with respect to any Company Plan (which subject is addressed in Section 3.12 above), the execution of this Agreement and the consummation of Transactions will not result in any material breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which the Company or any of its Subsidiaries is a party.
(f)    To the knowledge of the Company, since the Lookback Date, (i) no allegations of workplace sexual harassment or other sexual misconduct have been made, initiated, filed or threatened against the Company, any of its Subsidiaries or any of their respective current or former directors, officers or senior level management employees (in their capacity as such), (ii) no incidents of any such workplace sexual harassment or other sexual misconduct have occurred, and (iii) neither the Company nor any of its Subsidiaries have entered into any settlement agreement related to allegations of sexual harassment or other sexual misconduct by any of their directors, officers or senior level management employees.
Section 3.14    Environmental Matters.
(a)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) since the Lookback Date, the Company and each of its Subsidiaries have conducted their respective businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) the Company and its Subsidiaries have obtained and are in compliance with all Permits of all Governmental Entities that are required under any Environmental Law for their businesses; (iii) there has been no release of any Hazardous Substance by the Company or any of its

Subsidiaries or to the knowledge of the Company any other Person in any manner that has given or would reasonably be expected to give rise to any unresolved remedial or investigative obligation, corrective action requirement or liability of the Company or any of its Subsidiaries under applicable Environmental Laws; (iv) neither the Company nor any of its Subsidiaries has received any written claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that the Company or any of its Subsidiaries is in violation of, or liable under, any Environmental Law; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any unresolved liability to the Company or any of its Subsidiaries under any Environmental Law, in each case, on, at, under or from any current or to the knowledge of the Company former properties or facilities owned or operated by the Company or any of its Subsidiaries or as a result of any operations or activities of the Company or any of its Subsidiaries at any location and, to the knowledge of the Company, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in unresolved liability to the Company or any of its Subsidiaries under any Environmental Law; and (vi) neither the Company, its Subsidiaries nor any of their respective properties or facilities are subject to, or, to the knowledge of the Company, are threatened in writing to become subject to, any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law, or any written agreement relating to environmental liabilities or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances.
(b)    As used herein, “Environmental Law” means any Law relating to (i) pollution, the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface and subsurface soils and strata, wetlands, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.
(c)    As used herein, “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including but not limited to asbestos, asbestos-containing materials, polychlorinated biphenyls, per- and polyfluoroalkyl substances, petroleum and petroleum products.
Section 3.15    Taxes.
(a)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect:
(i)    (A) all Tax Returns required by applicable Law to be filed by or on behalf of the Company or any of its Subsidiaries have been prepared and timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), (B) any and all Taxes due and payable by the Company and its Subsidiaries have been paid in full, (C) the Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid and (D) as of the time of filing, all such Tax Returns were true and complete in all material respects (other than, in the case of clause (A), (B) or (C) hereof, with respect to any Taxes or Tax Returns (or positions taken therein) which are being contested, or for which any position has been taken, in good faith and for which adequate reserves are reflected on the most recent balance sheet of the Company included in the Company SEC Documents, as adjusted for operations in the ordinary course of business consistent with past practice since the date of such balance sheet);
(ii)    there are no Liens for Taxes on any assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for Taxes not yet delinquent or being contested in good faith (and for which adequate accruals or reserves have been established on the most recent balance sheet of the Company included in the Company SEC Documents);
(iii)    there are no Actions now pending or now threatened in writing against or with respect to the Company or any of its Subsidiaries (including a notice of deficiency or proposed judgment) with respect to any Tax;
(iv)    neither the Company nor any of its Subsidiaries has granted any currently effective extension or waiver of the limitation period with respect to the assessment or collection of any Tax;
(v)    no claim which has resulted or could reasonably be expected to result in an obligation to pay Taxes has been made in the last three years by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such Person is or may be subject to taxation by that jurisdiction;
(vi)    neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than Taxes of the Company or its Subsidiaries) (A) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), (B) as a transferee or successor or (C) by Contract (other than pursuant to any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements));
(vii)    neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code in the two years prior to the date of this Agreement;
(viii)    neither the Company nor any of its Subsidiaries has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and

(ix)    neither the Company nor any of its Subsidiaries (A) is a party to or bound by any material Tax sharing, Tax indemnity, or Tax allocation agreement or (B) has any liability or potential liability to another party under any such agreement, in each case other than pursuant to (1) any such agreement or arrangement solely between or among any of the Company and its Subsidiaries, (2) any other customary partnership indemnification provisions in any partnership or limited liability company agreement of any Subsidiary of the Company or (3) any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements); and
(x)    neither the Company nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code.
(b)    The Company is not an “investment company” within the meaning of Section 368(a)(2)(F)(iii) of the Code.
(c)    The Company has not taken or agreed to take any action, and is not aware, after reasonable diligence, of the existence of any fact or circumstance, that could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 3.16    Contracts.
(a)    Except for this Agreement, the Company Plans and agreements filed as exhibits to the Company SEC Documents, Section 3.16 of the Company Disclosure Letter lists each Contract of the following types to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound as of the date hereof:
(i)    any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;
(ii)    any Contract that materially limits the ability of the Company or any of its Subsidiaries (or, following the consummation of the Transactions, would limit the ability of Parent or any of its Subsidiaries) to compete in any line of business or with any Person or in any geographic area (including any Contract containing any area of mutual interest, joint bidding area, joint acquisition area or non-compete or similar type of restriction), or that materially restricts the right of the Company and its Subsidiaries (or, following the consummation of the Transactions, would reasonably be expected to materially limit the ability of Parent or any of its Subsidiaries) to sell to or purchase from any Person any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets, or that grants the other party or any third Person “most favored nation” status with respect to any material obligation (other than pursuant to customary royalty pricing provisions in Oil and Gas Leases or customary preferential rights in joint operating agreements, unit operating agreements or similar agreements affecting the Oil and Gas Properties of the Company or any of its Subsidiaries);

(iii)    any Contract with respect to the formation, creation, operation, management or control of a joint venture, partnership, limited liability company or other similar entity or any agreement or arrangement in connection therewith, in each case, that is material to the Company and its Subsidiaries, taken as a whole, other than customary joint operating agreements, unit operating agreements or similar agreements affecting the Oil and Gas Properties of the Company or any of its Subsidiaries;
(iv)    any Contract that constitutes a commitment of the Company or any of its Subsidiaries relating to Indebtedness and having an outstanding principal amount in excess of $50,000,000, other than (A) agreements solely between or among the Company and its Subsidiaries and (B) the Loan Documents (as defined in the Company Credit Agreement);
(v)    any Contract involving the pending acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration (in one or a series of transactions) under such Contract of $50,000,000 or more (other than acquisitions or dispositions of inventory or the purchase or sale of Hydrocarbons, in each case, in the ordinary course of business consistent with past practice);
(vi)    any Contract that by its terms calls for aggregate payment or receipt by the Company and its Subsidiaries under such Contract of more than $50,000,000 over the remaining term of such Contract, other than (x) customary joint operating agreements, unit operating agreements or similar agreements, (y) continuous development obligations under Oil and Gas Leases and (z) master services agreements and similar agreements that do not have existing purchase orders or similar arrangements pursuant to which Company and its Subsidiaries will make payments in any calendar year in excess of $10,000,000 or aggregate payments in excess of $50,000,000;
(vii)    any Contract pursuant to which the Company or any of its Subsidiaries has continuing guarantee, “earn-out” or other contingent payment obligations, in each case that would reasonably be expected to result in payments in excess of $50,000,000;
(viii)    any Contract of which the primary purpose is to indemnify another Person (it being understood, for the avoidance of doubt, that customary indemnities for representations and warranties shall not be included in this clause (viii));
(ix)    any Contract that is a license agreement, joint development agreement, covenant not to sue agreement or co-existence agreement or similar agreement that is material to the business of the Company and its Subsidiaries, taken as a whole, and to which the Company or any of its Subsidiaries is a party and (A) licenses in or is assigned intellectual property owned by a third party, (B) licenses out or assigns intellectual property owned by the Company or its Subsidiaries, (C)agrees not to assert or enforce, intellectual property owned by the Company or such Subsidiary, or (D) is prohibited or materially restricted from using or agrees not to use intellectual property owned by a third party, in each case, other than license agreements for software that is generally commercially available and licensed on standard commercial terms;

(x)    any Contract that provides for any confidentiality, standstill or similar obligations, other than Contracts with confidentiality obligations entered into in the ordinary course of business;
(xi)    any Contract that obligates the Company or any of its Subsidiaries to make any future capital commitment, loan or expenditure in an amount in excess of $50,000,000, other than (x) customary joint operating agreements, unit operating agreements or similar agreements, (y) continuous development obligations under Oil and Gas Leases and (z) master services agreements and similar agreements that do not have existing purchase orders or similar arrangements pursuant to which Company and its Subsidiaries will make payments in any calendar year in excess of $10,000,000 or aggregate payments in excess of $50,000,000;
(xii)    any Contract between the Company or any of its Subsidiaries, on the one hand, and any Affiliate thereof other than any Subsidiary of the Company;
(xiii)    any Contract (other than any Oil and Gas Lease or Rights-of-Way) with any Governmental Entity;
(xiv)    any Contract that requires a consent to or otherwise contains a provision relating to a “change of control,” or that would or would reasonably be expected to prevent, materially delay or impair the consummation of the Transactions;
(xv)    each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring the Company or any of its Subsidiaries to make expenditures that would reasonably be expected to exceed $50,000,000 in the aggregate during the one year period following the date of this Agreement, other than customary joint operating agreements, unit operating agreements or similar agreements and continuous development obligations under Oil and Gas Leases;
(xvi)    each master agreement or similar Contract for any Derivative Transactions;
(xvii)    any Contract that contains a “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor;
(xviii)    each Contract that is a transportation, gathering, processing, purchase, sale, storage or other arrangement downstream of the wellhead to which the Company or any of its Subsidiaries is a party involving (A) the transportation, gathering, processing, purchase, sale or storage of more than 75 MMcf of gaseous Hydrocarbons per day, or 15,000 barrels of liquid Hydrocarbons per day, or (B) that provides for (i) an acreage dedication in excess of 15,000 gross surface acres, (ii) a minimum volume commitment in excess of 50 MMcf of gaseous Hydrocarbons per day or 15,000 barrels of liquid Hydrocarbons per day or (iii) a capacity reservation fee (x) that has a remaining term of greater than 60 days and does not allow the Company or such Subsidiary to terminate it without penalty on 60 days’ (or less) notice and

(y) that could reasonably be expected to result in the payment by the Company or any of its Subsidiaries of an amount in excess of $50,000,000 over the remaining term of such agreement;
(xix)    each Contract to which the Company or any of its Subsidiaries is a party for the purchase, sale, swap or exchange of minerals or mineral rights having a value in excess of $50,000,000, in each case, for which such purchase, sale, swap or exchange of minerals or mineral rights remain pending (and excluding, for the avoidance of doubt, the purchase and sale of Hydrocarbons in the ordinary course of business consistent with past practices);
(xx)    each Contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $50,000,000 in any calendar year or aggregate payments in excess of $150,000,000 that is not terminable without penalty or other liability to the Company (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within 90 days, other than Contracts related to drilling rigs; or
(xxi)    any Contract relating to the settlement of any material Action.
Each Contract of the type described in clauses (i) through (xxi) is referred to herein as a “Company Material Contract.”
(b)    (i) Each Company Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (ii) each of the Company, each of its Subsidiaries, and, to the knowledge of the Company, each other party thereto, has performed all obligations required to be performed by it under each Company Material Contract, except where any noncompliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; and (iii) there is no default under any Company Material Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, and no event or condition has occurred that remains pending or unresolved that constitutes, or, after notice or lapse of time or both, would reasonably be expected to constitute, a default on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto under any such Company Material Contract, nor has the Company or any of its Subsidiaries received any notice of any such default, event or condition, except where any such default, event or condition, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; provided, however, that clause (D) of the definition of “Material Adverse Effect” shall be disregarded for purposes of this Section 3.16(b). The Company has made available to Parent true and complete copies of all Company Material Contracts, including all amendments, supplements or modifications thereto.
(c)    For the avoidance of doubt, no representation is made under this Section 3.16 with respect to Company Intellectual Property, which is the subject of Section 3.19.

Section 3.17    Insurance. The Company and each of its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of the Company or one or more of its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which the Company operates. Section 3.17 of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in breach or default, nor has taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of the Company, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the entry into this Agreement, no notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the Transactions.
Section 3.18    Properties.
(a)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its material real properties and tangible assets (except for any of the Company’s or any of its Subsidiaries’ Oil and Gas Properties, which are subject to Section 3.25), free and clear of all Liens other than Permitted Liens or Liens, defects or imperfections, which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the real properties to which they relate in the conduct of the business of the Company and each of its Subsidiaries as presently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the tangible personal property currently used in the operation of the business of the Company and its Subsidiaries is in good working order (reasonable wear and tear excepted).
(b)    Each of the Company and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.
(c)    Section 3.18(c) of the Company Disclosure Letter sets forth a true and complete list of (i) all material real property owned by Company or any of its Subsidiaries (other than Oil and Gas Properties) and (ii) all material real property leased for the benefit of the Company or any of its Subsidiaries (other than Oil and Gas Properties).

This Section 3.18 does not relate to intellectual property, which is the subject of Section 3.19.
Section 3.19    Intellectual Property.
(a)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses adequate rights to use (in the manner and to the extent it has used the same), all trademarks or servicemarks (whether registered or unregistered), trade names, domain names, copyrights (whether registered or unregistered), patents, trade secrets or other intellectual property of any kind used in their respective businesses as currently conducted (collectively, the “Company Intellectual Property”). Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (a) there are no pending or, to the knowledge of the Company, threatened claims by any Person alleging infringement, misappropriation or dilution by the Company or any of its Subsidiaries of the intellectual property rights of any Person; (b) to the knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any intellectual property rights of any Person; (c) neither the Company nor any of its Subsidiaries has made any claim of infringement, misappropriation or other violation by others of its rights to or in connection with the Company Intellectual Property; (d) to the knowledge of the Company, no Person is infringing, misappropriating or diluting any Company Intellectual Property; (e) the Company and its Subsidiaries have taken reasonable steps to protect the confidentiality of their trade secrets and the security of their IT Assets; and (f) the consummation of the Transactions will not result in the loss of, or give rise to any right of any third party to terminate any of the Company’s or any of its Subsidiaries’ rights or obligations under, any agreement under which the Company or any of its Subsidiaries grants to any Person, or any Person grants to the Company or any of its Subsidiaries, a license or right under or with respect to any Company Intellectual Property.
(b)    Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (A) the Company and its Subsidiaries have implemented commercially reasonable measures to protect the confidentiality, reliability, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) and (B) since the Lookback Date, there has been no malfunction, failure, continued substandard performance, denial-of-service, or other cyber incident, including any cyberattack, or other unauthorized access to or impairment of the IT Assets that has resulted or is reasonably likely to result in disruption or damage to the business of the Company or its Subsidiaries or give rise to liability under applicable data protection and privacy Laws.
(c)    As used in this Agreement “IT Assets” means the computers, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure, systems and equipment of the Company or Parent, as applicable, and their respective Subsidiaries that are required in connection with the operation of the business of the Company or Parent, as applicable, and their respective Subsidiaries.

Section 3.20    State Takeover Statutes. Assuming the accuracy of the representations contained in Section 4.20, the approval of the Company Board of this Agreement and the Transactions represents all the action necessary to render inapplicable to this Agreement and the Transactions the restrictions of any “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law, including Section 203 of the DGCL (collectively, “Takeover Laws”) or any anti-takeover provision in the Company’s Organizational Documents that is applicable to the Company, the shares of Company Common Stock, this Agreement or the Transactions.
Section 3.21    No Rights Plan. As of the date hereof, there is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.
Section 3.22    Related Party Transactions. No present or former director, executive officer, stockholder, partner, member, employee or Affiliate of the Company or any of its Subsidiaries, nor any of such Person’s Affiliates or immediate family members (each of the foregoing, a “Related Party”), is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last year, in each case, that is of a type that would be required to be disclosed in the Company SEC Documents pursuant to Item 404 of Regulation S-K that has not been so disclosed. No Related Party of the Company or any of its Subsidiaries owns, directly or indirectly, on an individual or joint basis, any controlling interest in, or serves as an officer or director or in another similar capacity of, any supplier or other independent contractor of the Company or any of its Subsidiaries, or any organization which has a Contract with the Company or any of its Subsidiaries, except as disclosed in the Company SEC Documents.
Section 3.23    Certain Payments. Neither the Company nor any of its Subsidiaries (nor, to the knowledge of the Company, any of their respective directors, executives, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contribution, gift, entertainment or other unlawful expense relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payment to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.
Section 3.24    Rights of Way. Each of the Company and its Subsidiaries has such, easements, rights-of-way, permits and licenses from each Person (collectively, “Rights-of-Way”) as are sufficient to conduct its business in the manner currently conducted, except for such Rights-of-Way the absence of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries conducts its business in a manner that does not violate any of the Rights-of-Way and no unresolved event has occurred that allows, or after notice or lapse of time would reasonably be expected to allow, revocation or termination thereof or would reasonably be expected to result in any impairment of the rights of the holder of any such Rights-of-Way, except for such violations, revocations, terminations and impairments that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. All pipelines operated by the Company and its Subsidiaries are subject to Rights-of-Way or are located on real property owned or leased by the Company, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.25    Oil and Gas Matters.
(a)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, and except for (i) property sold or otherwise disposed of in the ordinary course of business since the date of the letter prepared by Ryder Scott Company, L.P. (the “Company Independent Petroleum Engineers”) auditing the Company’s internally prepared reserve report relating to the Company interests referred to therein as of December 31, 2024 (the “Company Reserve Report Letter”), (ii) property reflected in the Company Reserve Report Letter or in the Company SEC Documents as having been sold or otherwise disposed of, other than sales, exchanges, swaps or dispositions after the date hereof in accordance with Section 5.1(a) or (iii) Oil and Gas Leases that have expired or terminated in accordance with the terms thereof on a date on or after the date hereof, the Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report Letter and in each case as attributable to interests owned (or purported to be held or owned) by the Company and its Subsidiaries. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing Date) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (1) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Report Letter of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties except, in each case, for (x) any decreases in connection with those operations in which the Company or any of its Subsidiaries may elect after the date hereof to be a non-consenting co-owner, (y) any decreases resulting from the establishment or amendment, after the date hereof, of pools or units, and (z) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, (2) obligates the Company (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Report Letter for such Oil and Gas Properties except, in each case, for (x) increases that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties, and (y) increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or Laws that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties and (3) is free and clear of all Liens, defects and imperfections, except for Permitted Liens and Liens, defects and imperfections which, individually or in the aggregate, would not reasonably be expected to materially impair the continued use and operation of the Oil and Gas Properties to which they relate in the conduct of business of the Company and each of its Subsidiaries as presently conducted.
(b)    Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data supplied to the Company Independent Petroleum Engineers by or on behalf of the Company and its Subsidiaries for purposes of auditing the Company’s internally prepared reserve report and preparing the Company Reserve Report Letter that was material to such firm’s audit of the Company’s internally prepared estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Report Letter was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Report Letter are derived from reports that have been prepared by the Company in accordance with customary industry practices, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report Letter that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
(c)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) all delay rentals, shut-in royalties and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases of the Company or any of its Subsidiaries have been properly and timely paid, (ii) all Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid (in each case, except such Production Burdens (x) as are being currently paid prior to delinquency in the ordinary course of business, (y) currently held as suspense funds or escheated to any Governmental Entity or (z) the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established) and (iii) none of the Company or any of its Subsidiaries (and, to the Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.
(d)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons attributable to the Company’s and its Subsidiaries’ interests in the Oil and Gas Properties are being received by them in a timely manner and are not being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.
(e)    All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by the Company or any of its Subsidiaries related to such wells and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Law except, in each case, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.
(f)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, none of the material Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the consummation of the Transactions.
(g)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, to the Company’s knowledge, there are no Wells that constitute a part of the Company’s or its Subsidiaries’ Oil and Gas Properties for which the Company or any of its Subsidiaries has received a notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such Well(s) be temporarily or permanently plugged and abandoned that remains pending or unresolved.
(h)    As of the date of this Agreement, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any agreement or contract which are binding on the Company, its Subsidiaries or any of the Company’s or its Subsidiaries’ Oil and Gas Properties and which the Company reasonably anticipates will individually require expenditures by the Company or its Subsidiaries in excess of $15,000,000 (net to Company’s or its Subsidiaries’ interest).
Section 3.26    Derivative Transactions.
(a)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, all Derivative Transactions entered into by the Company or any of its Subsidiaries (including for the account of any of its customers) that are outstanding as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries.

(b)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.
(c)    The Company SEC Documents accurately summarize, in all material respects, the outstanding positions under Derivative Transactions of the Company and its Subsidiaries, including Hydrocarbon and financial positions under Derivative Transactions of the Company attributable to the production and marketing of the Company and its Subsidiaries, as of the dates reflected therein. Section 3.26(c) of the Company Disclosure Letter lists all Derivative Transactions to which the Company or any of its Subsidiaries is a party as of the date of this Agreement.
Section 3.27    Regulatory Matters.
(a)    The Company is not an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005, 42 U.S.C. §§16451, et seq (“PUHCA”).
(b)    The Company is not and has not been (i) subject to regulation by the Federal Energy Regulatory Commission (“FERC”) as (A) a natural gas company under the Natural Gas Act of 1938, 15 U.S.C. Section 717, et seq., as amended (the “Natural Gas Act”) and the regulations promulgated thereunder, other than by virtue of activities subject to a blanket sale for resale certificate issued by operation of law or a blanket certificate issued to permit participation in capacity release transactions; (B) an intrastate pipeline under the Natural Gas Policy Act of 1978, 15 U.S.C. Section 3301, et seq., as amended (the “Natural Gas Policy Act”) and the regulations promulgated thereunder, transporting gas in interstate commerce; or (C) a common carrier under the Interstate Commerce Act, as implemented by FERC pursuant to 49 U.S.C. Section 60502 (“Interstate Commerce Act”) and the regulations promulgated thereunder, or (ii) subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or local jurisdiction.
Section 3.28    Brokers. No broker, investment banker, financial advisor or other Person, other than J.P. Morgan Securities LLC (“J.P. Morgan”) and Petrie Partners, LLC, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Affiliates.
Section 3.29    Opinion of Financial Advisor. The Company has received the opinion of J.P. Morgan, dated the date of this Agreement, to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion the Exchange Ratio is fair, from a financial point of view, to the holders of shares of Company Common Stock, a signed copy of which will be made available to Parent for informational purposes only on a non-reliance basis promptly following the date of this Agreement and the receipt thereof by the Company and it is agreed that such opinion is for the benefit of the Company Board and may not be relied upon by any Parent Party or any other Person.
Section 3.30    No Other Representations or Warranties.
(a)    Except for the representations and warranties contained in this Article III, as qualified by the Company Disclosure Letter, or any certificate to be delivered pursuant to this Agreement, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) with respect to any other information provided to any of the Parent Parties in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Company as expressly provided in this Article III, as qualified by the Company Disclosure Letter, and as set forth in the Company’s officer’s certificate to be delivered pursuant to Section 6.2(c), to Parent, neither the Company nor any other Person makes or has made any representation or warranty to Parent or any of its Affiliates, directors, officers or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective business; or (ii) any oral or written information presented to Parent or any of its Affiliates, directors, officers or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions, in each case, unless such material or information is otherwise the subject of any representation or warranty herein or as set forth in the Company’s officer’s certificate to be delivered to Parent pursuant to Section 6.2(c). Neither the Company, its Subsidiaries, nor any other Person will have or be subject to any liability to any Parent Party or to any other Person resulting from the distribution to any Parent Party, or any Parent Party’s use of, such information, including any information, documents, projections, forecasts or other material made available to the Parent Parties in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions, in each case, unless such material or information is otherwise the subject of any representation or warranty herein or as set forth in the Company’s officer’s certificate to be delivered to Parent pursuant to Section 6.2(c). Notwithstanding the foregoing, nothing in this Section 3.30 shall limit any Parent Party’s remedies with respect to claims of Fraud.
(b)    The Company acknowledges and agrees that the representations and warranties by the Parent Parties set forth in this Agreement constitute the sole and exclusive representations and warranties of such Parties in connection with the Transactions, and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Parent Parties.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES
Except as disclosed in (a) the Parent SEC Documents filed with or furnished to the SEC and publicly available on EDGAR at least 24 hours prior to the date of this Agreement (excluding any disclosures set forth in any such Parent SEC Document under the heading “Risk Factors” or in any section relating to forward-looking statements or any other statement or disclosure that is similarly predictive, cautionary or forward-looking in nature), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or (b) the corresponding section or subsection of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Parent Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), the Parent Parties represent and warrant to the Company as follows:
Section 4.1    Organization, Standing and Power.
(a)    (i) Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (ii) each of Parent’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except in the case of any Subsidiary of the Company where the failure to be so organized or in good standing or to have such power or authority individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.
(b)    Parent has previously made available to the Company true and complete copies of Parent’s certificate of incorporation (the “Parent Charter”) and bylaws (the “Parent Bylaws” and, together with the Parent Charter, the “Parent Organizational Documents”) and the certificate of incorporation and bylaws (or comparable organizational documents) of each of its Subsidiaries, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. Parent is in material compliance with the terms of each of the Parent Organizational Documents.
Section 4.2    Capital Stock.

(a)    As of the date hereof, the authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock, and, assuming the Parent Charter Amendment is approved by Parent Stockholders at the Parent Stockholders Meeting, as of the Closing Date, the authorized capital stock of Parent will consist of 400,000,000 shares of Parent Common Stock. As of the Measurement Date, (i) 114,554,192 shares of Parent Common Stock (excluding treasury shares) were issued and outstanding (including 82,193 shares of restricted Parent Common Stock), (ii) no shares of Parent Common Stock were held by Parent in its treasury, (iii) 1,452,636 shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent RSU Awards, (iv) 1,639,210 shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent PSU Awards (assuming maximum achievement of any applicable performance-based vesting conditions), (v) 2,870,201 shares of Parent Common Stock were reserved for issuance pursuant to or subject to outstanding purchase rights under Parent’s Employee Stock Purchase Plan (the “Parent ESPP”), and (vi) 2,527,758 shares of Parent Common Stock were reserved for issuance pursuant to Parent’s Equity Incentive Compensation Plan and any other equity award plan of Parent (the “Parent Equity Plans”). All outstanding shares of capital stock of Parent are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. No shares of capital stock of Parent are owned by any Subsidiary of Parent. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of Parent have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by Parent, free and clear of all Liens (other than Permitted Liens pursuant to clause (vii) of the definition thereof). Except as set forth on Section 4.2(a) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the Parent Stockholders or such Subsidiary on any matter. Except as set forth above in this Section 4.2(a), or any Parent Stock Awards granted after the date hereof in accordance with this Agreement, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Parent, (B) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Parent or other voting securities or equity interests of Parent or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Parent or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent or any of its Subsidiaries, or obligations Parent or any of its Subsidiaries to issue, any shares of capital stock of Parent or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Parent or any of its Subsidiaries or rights or interests described in the preceding clause (C) or (E) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party or of which Parent has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restrict the transfer of, any capital stock or other voting securities or equity interests of Parent or any of its Subsidiaries.
(b)    Section 4.2(b) of the Parent Disclosure Letter sets forth a true and complete list of all holders, as of the close of business on the Measurement Date, of outstanding Parent RSU Awards, Parent PSU Awards and other similar rights to purchase or receive shares of Parent Common Stock or similar rights granted under the Parent Equity Plans or otherwise (collectively, “Parent Stock Awards”), indicating as applicable, with respect to each Parent Stock Award then outstanding, the type of award granted, the number of shares of Parent Common Stock subject to such Parent Stock Award (assuming maximum achievement of any applicable performance-based vesting conditions), the name of the plan under which such Parent Stock Award was granted, the date of grant, exercise or purchase price (if any), vesting schedule, payment schedule (if different from the vesting schedule) and expiration thereof. Parent has made available to the Company true and complete copies of all Parent Equity Plans, the Parent ESPP and the forms of all award agreements evidencing outstanding Parent Stock Awards.
(c)    The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, of which 100 shares are issued and outstanding, all of which shares are directly owned by Parent.
Section 4.3    Subsidiaries. Section 4.3 of the Parent Disclosure Letter sets forth a true and complete list of each Subsidiary of Parent, including its jurisdiction of incorporation or formation. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries or any Oil and Gas Properties, Parent does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any material loan, capital contribution, guarantee, credit enhancement or other material investment in, or assume any liability or obligation of, any Person.
Section 4.4    Authority.
(a)    Each Parent Party has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the receipt of the Parent Stockholder Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Parent Parties and the consummation by the Parent Parties of the Transactions have been duly authorized by all necessary corporate action on the part of the Parent Parties and no other corporate proceedings on the part of the Parent Parties are necessary to approve this Agreement or to consummate the Transactions, subject to approval of (i) the Stock Issuance by the affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock present in person or represented by proxy at the Parent Stockholders Meeting and entitled to vote thereon and (ii) the amendment to the Parent Charter to increase the authorized number of shares of Parent Common Stock to 400,000,000 shares (the “Parent Charter Amendment”) by the votes cast for the Parent Charter Amendment by the holders of outstanding shares of Parent Common Stock exceeding the votes cast against the Parent Charter

Amendment by the holders of outstanding shares of Parent Common Stock, in each case, in accordance with the rules and regulations of the NYSE and the Parent Organizational Documents (collectively, the “Parent Stockholder Approval”), and the filing of the Certificates of Merger with the Delaware Secretary of State. This Agreement has been duly executed and delivered by the Parent Parties and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each Parent Party, enforceable against each Parent Party in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).
(b)    The Parent Board, at a meeting duly called and held at which all directors of Parent were present, duly and unanimously adopted resolutions (i) determining that this Agreement and the Transactions (including the Second Company Merger) are in the best interests of, and are advisable to, Parent and the Parent Stockholders, (ii) approving, adopting and declaring advisable this Agreement, the Parent Charter Amendment and the Transactions, including the Second Company Merger, (iii) directing that the Stock Issuance and the Parent Charter Amendment be submitted to the holders of Parent Common Stock for their adoption and approval and (iv) resolving to recommend that the Parent Stockholders vote in favor of the approval of the Stock Issuance and the adoption of the Parent Charter Amendment at the Parent Stockholders Meeting, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.3.
(c)    The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent’s capital stock or other securities required in connection with the consummation of the Transactions, and no other vote of the holders of any class or series of Parent’s capital stock or other securities is required in connection with the consummation of the Transactions. The Parent Consent is the only approval necessary on behalf of Merger Sub to adopt this Agreement and will be obtained promptly following the execution of this Agreement.
Section 4.5    No Conflict; Consents and Approvals.
(a)    The execution, delivery and performance of this Agreement by each of the Parent Parties does not, and the consummation of the Transactions and compliance by each of the Parent Parties with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien (other than Permitted Liens) in or upon any of the properties, assets or rights of the Parent Parties or any of their respective Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Parent Organizational Documents or the certificate of incorporation or bylaws (or similar organizational documents) of any Subsidiary of Parent, (ii) any Contract to which the Parent Parties or any of their respective Subsidiaries is a party or by which the Parent Parties or any of their respective Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 4.5(b), any

Law or any rule or regulation of the NYSE applicable to the Parent Parties or any of their respective Subsidiaries or by which the Parent Parties or any of their respective Subsidiaries or any of their respective properties or assets may be bound, except as, in the case of clauses (ii) and (iii), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect (provided, that clause (D) of the definition of “Material Adverse Effect” shall be disregarded for purposes of this Section 4.5(a)).
(b)    No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to the Parent Parties or any of their respective Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Parent Parties or the consummation by the Parent Parties of the Transactions or compliance with the provisions hereof, except for (i) the filing of the pre-merger notification report under the HSR Act, (ii) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” laws, (iii) the filing of the Certificates of Merger with the Delaware Secretary of State, (iv) any filings and approvals required under the rules and regulations of the NYSE and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (provided, that clause (D) of the definition of “Material Adverse Effect” shall be disregarded for purposes of this Section 4.5(b)).
Section 4.6    SEC Reports; Financial Statements.
(a)    Parent has filed with or furnished to the SEC on a timely basis true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Parent since the Lookback Date (all such documents, together with all exhibits and schedules to the foregoing documents and all information incorporated therein by reference, the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)    The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents (i) have been prepared in a manner consistent with the books and records of Parent and its Subsidiaries, (ii) have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. As of the date of this Agreement, Parent does not intend to correct in any material respect or restate, and, to the knowledge of Parent, there is not any basis to restate, any of the audited financial statements or unaudited interim financial statements (including, in each case, the notes, if any, thereto) of Parent filed in or furnished with the Parent SEC Documents. Since the Lookback Date, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.
(c)    Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to Parent, including its consolidated Subsidiaries, required to be disclosed in Parent’s periodic and current reports under the Exchange Act, is made known to Parent’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of Parent have evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, his or her conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.
(d)    Parent and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of Parent’s internal control over financial reporting prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting which would reasonably be expected to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. A true, correct and complete summary of any such disclosures made by management to Parent’s auditors and audit committee is set forth as Section 4.6(d) of the Parent Disclosure Letter.

(e)    Since the Lookback Date, (i) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to Parent Board or any committee thereof or to any director or officer of Parent or any of its Subsidiaries.
(f)    As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Parent SEC Documents. To the knowledge of Parent, none of the Parent SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.
(g)    Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s published financial statements or other Parent SEC Documents.
(h)    Parent is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of the NYSE, in each case, that are applicable to Parent.
(i)    No Subsidiary of Parent is required to file any form, report, schedule, statement or other document with the SEC.
Section 4.7    No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent accrued or reserved against in the consolidated balance sheet of Parent and its Subsidiaries as at June 30, 2025, (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 30, 2025, none of which result from a claim of infringement, misappropriation, or breach of contract, (c) liabilities under this Agreement or incurred in connection with the Transactions, (d) for liabilities and obligations that have been discharged or paid in full and (e) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.
Section 4.8    Certain Information. None of the information supplied or to be supplied by or on behalf of the Parent Parties specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at the time of any amendment or supplement thereto and at the time it (or any post-effective amendment or supplement) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the Joint Proxy Statement will, at the time it is first mailed to the Parent Stockholders, at the time of any amendments or supplements thereto and at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Assuming the accuracy of the first sentence of Section 3.8, the Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act. Notwithstanding the foregoing, no Parent Party makes any representation or warranty with respect to statements included or incorporated by reference in the Form S-4 or the Joint Proxy Statement based on information supplied in writing by or on behalf of the Company specifically for inclusion or incorporation by reference therein.
Section 4.9    Absence of Certain Changes or Events. Since June 30, 2025: (a) Parent and its Subsidiaries have, in all material respects, conducted their businesses only in the ordinary course of business consistent with past practice; (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect; (c) neither Parent nor any of its Subsidiaries has suffered any material loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance; and (d) neither Parent nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1 (excluding Section 5.1(b)(i) and (ii), in each case, solely to the extent related to Parent Stock Awards, and Section 5.1(b)(xv), (xvi) and (xvii)).
Section 4.10    Litigation. There is no Action (other than arising from or relating to the Transactions) pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of Parent or any of its Subsidiaries in such individual’s capacity as such, other than any Action that individually or in the aggregate, has not had or would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. There has not been since the Lookback Date nor are there currently any internal investigations or inquiries being conducted by Parent, the Parent Board (or any committee thereof) or any third party at the request of any of the foregoing concerning any material financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.
Section 4.11    Compliance with Laws. Parent and each of its Subsidiaries are and, at all times since the Lookback Date have been, in compliance with all Laws applicable to their businesses, operations, properties or assets, except where any non-compliance, individually or the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received, since the Lookback Date, a notice or other written communication alleging or relating to a possible violation of any Law applicable to their businesses, operations, properties or assets, except for such violations that, individually or the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent and each of its Subsidiaries have in effect all material Permits of all Governmental Entities necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and since the Lookback Date there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the Transactions, except where the failure to have in effect such Permits or such violation or default or other event, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.
Section 4.12    Benefit Plans.
(a)    Section 4.12(a) of the Parent Disclosure Letter contains a true and complete list of each material “employee benefit plan” (within the meaning of section 3(3) of ERISA, whether or not subject to ERISA), “multiemployer plans” (within the meaning of ERISA section 3(37)), and all stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, collective bargaining, change-in-control, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the Transactions or otherwise), whether formal or informal, written or oral, legally binding or not, under which any current or former employee, director or individual consultant of Parent or its Subsidiaries (or any of their dependents) has any present or future right to compensation or benefits or that Parent or its Subsidiaries sponsors or maintains, is making contributions to or has any present or future liability or obligation (contingent or otherwise) or with respect to which it is otherwise bound. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Parent Plans.” Parent has provided or made available to the Company a current, accurate and complete copy of each material Parent Plan, or if such Parent Plan is not in written form, a written summary of all of the material terms of such Parent Plan. With respect to each material Parent Plan, Parent has furnished or made available to the Company a current, accurate and complete copy of, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter of the IRS, (iii) the current summary plan description, any summaries of material modifications thereto, and (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements, and (C) actuarial valuation reports.
(b)    Neither Parent, its Subsidiaries or any member of their Controlled Group (defined as any organization which is a member of a controlled, affiliated or otherwise related group of entities within the meaning of Code Sections 414(b), (c), (m) or (o)) has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA section 3(37)), (ii) a Pension Plan that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code.
(c)    With respect to the Parent Plans:
(i)    each Parent Plan complies in all material respects in form and in operation with its terms and the applicable provisions of ERISA and the Code and all other applicable legal requirements;
(ii)    no reportable event, as defined in Section 4043 of ERISA and for which reporting has not been waived under applicable guidance, no non-exempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or no accumulated funding deficiency, as defined in Section 302 of ERISA and 412 of the Code, has occurred with respect to any Parent Plan, and all contributions required to be made under the terms of any Parent Plan have been timely made;
(iii)    each Parent Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of the sponsor’s ability to rely upon such letter, and nothing has occurred that would reasonably be expected to result in the loss of the qualified status of such Parent Plan;
(iv)    there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Parent, threatened, relating to the Parent Plans, any fiduciaries thereof with respect to their duties to the Parent Plans or the assets of any of the trusts under any of the Parent Plans (other than routine claims for benefits) nor are there facts or circumstances that exist that could reasonably give rise to any such actions;
(v)    Parent has not received any written communication from the PBGC with respect to any Parent Plan subject to Title IV of ERISA concerning the funded status of any such Parent Plan;

(vi)    none of Parent, its Subsidiaries or any member of their Controlled Group has incurred any material direct or indirect liability under ERISA, the Code or other applicable Laws in connection with the termination of, withdrawal from or failure to fund, any Parent Plan or other retirement plan or arrangement, and no fact or event exists that would reasonably be expected to give rise to any such material liability;
(vii)    Parent and its Subsidiaries do not maintain any Parent Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all material respects in compliance with the applicable requirements of Section 601, et seq. of ERISA and Section 4980B(b) of the Code, and Parent and its Subsidiaries are not subject to any liability, including additional contributions, fines, penalties or loss of Tax deduction as a result of such administration and operation;
(viii)    none of the Parent Plans currently provides, or reflects or represents any liability to provide post-termination or retiree health or life insurance benefits to any person for any reason, except as may be required by COBRA, and none of Parent, its Subsidiaries or any members of their Controlled Group has any liability to provide post-termination or retiree health or life insurance benefits to any person or ever represented, promised or contracted to any employee or former employee of Parent (either individually or to Parent employees as a group) or any other person that such employee(s) or other person would be provided with post-termination or retiree health or life insurance benefits, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such person may pay in order to obtain health coverage under COBRA;
(ix)    except as contemplated by this Agreement, the execution and delivery of this Agreement and the consummation of the Transactions will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or individual consultant of Parent or any Subsidiary to severance pay, unemployment compensation or any other similar termination payment, or (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or individual consultant.
(d)    Neither Parent nor any Subsidiary is a party to any agreement, contract, arrangement or plan (including any Parent Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the Transactions (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which any of Parent or any Subsidiary is a party or by which any of them is otherwise bound to compensate any person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.
(e)    Each Parent Plan that constitutes in any part a Nonqualified Deferred Compensation Plan subject to Section 409A of the Code has been operated and maintained in material compliance with the Section 409A of the Code and the regulations and other administrative guidance promulgated thereunder. No Participant is entitled to any gross-up, make-whole or other additional payment from Parent or any of its Subsidiaries in respect of any Tax imposed under Section 409A or 4999 of the Code or interest or penalty related thereto.
Section 4.13    Labor Matters.
(a)    Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, since the Lookback Date, Parent and its Subsidiaries are and have been in compliance with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of Taxes and continuation coverage with respect to group health plans. During the preceding three years, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of Parent, threatened, any material labor dispute, work stoppage, labor strike or lockout against Parent or any of its Subsidiaries by its or their employees.
(b)    No employee of Parent or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement with any labor union with respect to his or her employment with Parent or any of its Subsidiaries. To the knowledge of Parent, there has not been any labor organizing activity since the Lookback Date on behalf of any labor union, labor organization or similar employee group to organize any employees of Parent or any of its Subsidiaries. There are no (i) unfair labor practice charges or complaints against Parent or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of Parent no such charges or complaints are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or arbitration proceedings pending against Parent or any of its Subsidiaries that arose out of or under any collective bargaining agreement, in each case, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.
(c)    Parent and its Subsidiaries are in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, workers’ compensation and the collection and payment of withholding and/or payroll Taxes and similar Taxes, except where such noncompliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. During the preceding three years, (i) neither Parent nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with Parent or any of its Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither Parent nor any of its Subsidiaries has engaged in layoffs or employment terminations, in each case, triggering notice obligations under the WARN Act or any similar state, local or foreign Law. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have a Parent Material Adverse Effect, (x) each person employed by Parent or any of its Subsidiaries was or is properly classified as exempt or non-exempt in accordance with applicable overtime Laws, and (y) no person treated as an independent contractor or consultant by Parent or any of its Subsidiaries should have been properly classified as an employee under applicable Law.
(d)    Except as set forth on Section 4.13(d) of the Parent Disclosure Letter, with respect to any current or former employee, officer, consultant or other individual service provider of Parent, there are no Actions against Parent or any of its Subsidiaries pending, or to Parent’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any such current or former employee, officer, consultant or other individual service provider of Parent, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification or any other employment related matter arising under applicable Laws, except where such Action would not, individually or in the aggregate, result in a Parent Material Adverse Effect.
(e)    Except as set forth on Section 4.13(e) of the Parent Disclosure Letter or with respect to any Parent Plan (which subject is addressed in Section 4.12 above), the execution of this Agreement and the consummation of the Transactions will not result in any material breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which Parent or any of its Subsidiaries is a party.
(f)    To the knowledge of Parent, since the Lookback Date, (i) no allegations of workplace sexual harassment or other sexual misconduct have been made, initiated, filed or threatened against Parent, any of its Subsidiaries or any of their respective current or former directors, officers or senior level management employees (in their capacities as such), (ii) no incidents of any such workplace sexual harassment or other sexual misconduct have occurred, and (iii) neither Parent nor any of its Subsidiaries have entered into any settlement agreement related to allegations of sexual harassment or other sexual misconduct by any of their directors, officers or senior level management employees.
Section 4.14    Environmental Matters.
(a)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) since the Lookback Date, Parent and each of its Subsidiaries have conducted their respective businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) Parent and its Subsidiaries have obtained and are in compliance with all Permits of all Governmental Entities that are required under any Environmental Law for their businesses; (iii) there has been no release of any Hazardous Substance by Parent or any of its Subsidiaries, or to the knowledge of Parent, or any other Person in any manner that has given or would reasonably be expected to give rise to any unresolved remedial or investigative obligation, corrective action requirement or liability of Parent or any of its Subsidiaries under applicable Environmental Laws; (iv) neither Parent nor any of its Subsidiaries has received any written claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that Parent or any of its Subsidiaries is in violation of, or liable under, any Environmental Law; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any unresolved liability to Parent or any of its Subsidiaries under any Environmental Law, in each case, on, at, under or from any current or, to the knowledge of Parent, former properties or facilities owned or operated by Parent or any of its Subsidiaries or as a result of any operations or activities of Parent or any of its Subsidiaries at any location and, to the knowledge of Parent, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in unresolved liability to Parent or any of its Subsidiaries under any Environmental Law; and (vi) neither Parent, its Subsidiaries nor any of their respective properties or facilities are subject to, or, to the knowledge of Parent, are threatened in writing to become subject to, any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law, or any written agreement relating to environmental liabilities or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances.
Section 4.15    Taxes.
(a)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect:
(i)    (A) all Tax Returns required by applicable Law to be filed by or on behalf of Parent or any of its Subsidiaries have been prepared and timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), (B) any and all Taxes due and payable by Parent and its Subsidiaries have been paid in full, (C) Parent and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid and (D) as of the time of filing, all such Tax Returns were true and complete in all material respects (other than, in the case of clause (A), (B) or (C) hereof, with respect to any Taxes or Tax Returns (or positions taken therein) which are being contested, or for which any position has been taken, in good faith and for which adequate reserves are reflected on the most recent balance sheet of Parent included in the Parent SEC Documents, as adjusted for operations in the ordinary course of business consistent with past practice since the date of such balance sheet);
(ii)    there are no Liens for Taxes on any assets or properties of Parent or any of its Subsidiaries, except for statutory Liens for Taxes not yet delinquent or being contested in good faith (and for which adequate accruals or reserves have been established on the most recent balance sheet of Parent included in the Parent SEC Documents);
(iii)    there are no Actions now pending or now threatened in writing against or with respect to Parent or any of its Subsidiaries (including a notice of deficiency or proposed judgment) with respect to any Tax;

(iv)    neither Parent nor any of its Subsidiaries has granted any currently effective extension or waiver of the limitation period with respect to the assessment or collection of any Tax;
(v)    no claim which has resulted or could reasonably be expected to result in an obligation to pay Taxes has been made in the last three years by any Governmental Entity in a jurisdiction where Parent or any of its Subsidiaries does not file a Tax Return that such Person is or may be subject to taxation by that jurisdiction;
(vi)    neither Parent nor any of its Subsidiaries has any liability for the Taxes of any Person (other than Taxes of Parent or its Subsidiaries) (A) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), (B) as a transferee or successor or (C) by Contract (other than pursuant to any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements));
(vii)    neither Parent nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code in the two years prior to the date of this Agreement;
(viii)    neither Parent nor any of its Subsidiaries has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and
(ix)    neither Parent nor any of its Subsidiaries (A) is a party to or bound by any material Tax sharing, Tax indemnity, or Tax allocation agreement or (B) has any liability or potential liability to another party under any such agreement, in each case other than pursuant to (1) any such agreement or arrangement solely between or among any of Parent and its Subsidiaries, (2) any other customary partnership indemnification provisions in any partnership or limited liability company agreement of any Subsidiary of Parent or (3) any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements); and
(x)    neither Parent nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code.
(b)    Neither Parent nor Merger Sub is an “investment company” within the meaning of Section 368(a)(2)(F)(iii) of the Code.
(c)    Parent has not taken or agreed to take any action, and is not aware, after reasonable diligence, of the existence of any fact or circumstance, that could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 4.16    Contracts.
(a)    Except for this Agreement, the Parent Plans and agreements filed as exhibits to the Parent SEC Documents, Section 4.16 of the Parent Disclosure Letter lists each Contract of the following types to which Parent or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound as of the date hereof:
(i)    any Contract that would be required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by Parent on a Current Report on Form 8-K;
(ii)    any Contract that materially limits the ability of Parent or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area (including any Contract containing any area of mutual interest, joint bidding area, joint acquisition area or non-compete or similar type of restriction), or that materially restricts the right of Parent and its Subsidiaries to sell to or purchase from any Person any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets, or that grants the other party or any third Person “most favored nation” status with respect to any material obligation (other than pursuant to customary royalty pricing provisions in Oil and Gas Leases or customary preferential rights in joint operating agreements, unit operating agreements or similar agreements affecting the Oil and Gas Properties of Parent or any of its Subsidiaries);
(iii)    any Contract with respect to the formation, creation, operation, management or control of a joint venture, partnership, limited liability company or other similar entity or any agreement or arrangement in connection therewith, in each case, that is material to Parent and its Subsidiaries, taken as a whole, other than customary joint operating agreements, unit operating agreements or similar agreements affecting the Oil and Gas Properties of Parent or any of its Subsidiaries;
(iv)    any Contract that constitutes a commitment of the Parent or any of its Subsidiaries relating to Indebtedness and having an outstanding principal amount in excess of $50,000,000, other than agreements solely between or among Parent and its Subsidiaries;
(v)    any Contract involving the pending acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration (in one or a series of transactions) under such Contract of $50,000,000 or more (other than acquisitions or dispositions of inventory or the purchase or sale of Hydrocarbons, in each case, in the ordinary course of business consistent with past practice);
(vi)    any Contract that by its terms calls for aggregate payment or receipt by Parent and its Subsidiaries under such Contract of more than $50,000,000 over the remaining term of such Contract other than (x) customary joint operating agreements, unit operating agreements or similar agreements, (y) continuous development obligations under Oil and Gas Leases and (z) master services agreements and similar agreements that do not have existing purchase orders or similar arrangements pursuant to which Parent and its Subsidiaries will make payments in any calendar year in excess of $10,000,000 or aggregate payments in excess of $50,000,000;
(vii)    any Contract pursuant to which Parent or any of its Subsidiaries has continuing guarantee, “earn-out” or other contingent payment obligations, in each case that would reasonably be expected to result in payments in excess of $50,000,000;
(viii)    any Contract of which the primary purpose is to indemnify another Person (it being understood, for the avoidance of doubt, that customary indemnities for representations and warranties shall not be included in this clause (viii));
(ix)    any Contract that is a license agreement, joint development agreement, covenant not to sue agreement or co-existence agreement or similar agreement that is material to the business of Parent and its Subsidiaries, taken as a whole, and to which Parent or any of its Subsidiaries is a party and (A) licenses in or is assigned intellectual property owned by a third party, (B) licenses out or assigns intellectual property owned by Parent or its Subsidiaries, (C) agrees not to assert or enforce intellectual property owned by Parent or such Subsidiary, or (D) is prohibited or materially restricted from using or agrees not to use intellectual property owned by a third party, in each case, other than license agreements for software that is generally commercially available and licensed on standard commercial terms;
(x)    any Contract that provides for any confidentiality, standstill or similar obligation, other than Contracts with confidentiality obligations entered into in the ordinary course of business;
(xi)    any Contract that obligates Parent or any of its Subsidiaries to make any future capital commitment, loan or expenditure in an amount in excess of $50,000,000, other than (x) customary joint operating agreements, unit operating agreements or similar agreements, (y) continuous development obligations under Oil and Gas Leases and (z) master services agreements and similar agreements that do not have existing purchase orders or similar arrangements pursuant to which Parent and its Subsidiaries will make payments in any calendar year in excess of $10,000,000 or aggregate payments in excess of $50,000,000;
(xii)    any Contract between Parent or any of its Subsidiaries, on the one hand, and any Affiliate thereof other than any Subsidiary of Parent;
(xiii)    any Contract (other than any Oil and Gas Lease or Rights-of-Way) with any Governmental Entity;
(xiv)    any Contract that requires a consent to or otherwise contains a provision relating to a “change of control,” or that would or would reasonably be expected to prevent, materially delay or impair the consummation of the Transactions;

(xv)    each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring Parent or any of its Subsidiaries to make expenditures that would reasonably be expected to exceed $50,000,000 in the aggregate during the one year period following the date of this Agreement, other than customary joint operating agreements, unit operating agreements or similar agreements, and continuous development obligations under Oil and Gas Leases;
(xvi)    each master agreement or similar Contract for any Derivative Transactions;
(xvii)    any Contract that contains a “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor;
(xviii)    each Contract that is a transportation, gathering, processing, purchase, sale, storage or other arrangement downstream of the wellhead to which Parent or any of its Subsidiaries is a party involving (A) the transportation, gathering, processing, purchase, sale or storage of more than 75 MMcf of gaseous Hydrocarbons per day, or 15,000 barrels of liquid Hydrocarbons per day, or (B) that provides for (i) an acreage dedication in excess of 15,000 gross surface acres, (ii) a minimum volume commitment in excess of 50 MMcf of gaseous Hydrocarbons per day or 15,000 barrels of liquid Hydrocarbons per day or (iii) a capacity reservation fee (x) that has a remaining term of greater than 60 days and does not allow Parent or such Subsidiary to terminate it without penalty on 60 days’ (or less) notice and (y) that could reasonably be expected to result in the payment by Parent or any of its Subsidiaries of an amount in excess of $50,000,000 over the remaining term of such agreement;
(xix)    each Contract to which Parent or any of its Subsidiaries is a party for the purchase, sale, swap or exchange of minerals or mineral rights having a value in excess of $50,000,000, in each case, for which such purchase, sale, swap or exchange of minerals or mineral rights remain pending (and excluding, for the avoidance of doubt, the purchase and sale of Hydrocarbons in the ordinary course of business consistent with past practices);
(xx)    each Contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $50,000,000 in any calendar year or aggregate payments in excess of $150,000,000 that is not terminable without penalty or other liability to Parent (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within 90 days, other than Contracts related to drilling rigs; or
(xxi)    any Contract relating to the settlement of any material Action.
Each Contract of the type described in clauses (i) through (xxi) is referred to herein as a “Parent Material Contract.”
(b)    (i) Each Parent Material Contract is valid and binding on Parent and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; (ii) each of Parent, its Subsidiaries, and, to the knowledge of Parent, each other party thereto, has performed all obligations required to be performed by it under each Parent Material Contract, except where any noncompliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; and (iii) there is no default under any Parent Material Contract by Parent or any of its Subsidiaries or, to the knowledge of Parent, any other party thereto, and no event or condition has occurred that remains pending or unresolved that constitutes, or, after notice or lapse of time or both, would reasonably be expected to constitute, a default on the part of Parent or any of its Subsidiaries or, to the knowledge of Parent, any other party thereto under any such Parent Material Contract, nor has Parent or any of its Subsidiaries received any notice of any such default, event or condition, except where any such default, event or condition, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; provided, however, that clause (D) of the definition of “Material Adverse Effect” shall be disregarded for purposes of this Section 4.16(b). Parent has made available to the Company true and complete copies of all Parent Material Contracts, including all amendments, supplements or modifications thereto.
(c)    For the avoidance of doubt, no representation is made under this Section 4.16 with respect to any Parent Intellectual Property, which is the subject of Section 4.19.
Section 4.17    Insurance. Parent and each of its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of Parent or one or more of its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which Parent operates. Section 4.17 of the Parent Disclosure Letter sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of Parent or any of its Subsidiaries, or pursuant to which Parent or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, with respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither Parent nor any of its Subsidiaries is in breach or default, nor has taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of Parent, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the entry into this Agreement, no notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the Transactions.

Section 4.18    Properties.
(a)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its material real properties and tangible assets (except for any of Parent’s or any of its Subsidiaries’ Oil and Gas Properties, which are subject to Section 4.25), free and clear of all Liens other than Permitted Liens or Liens, defects or imperfections, which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the real properties to which they relate in the conduct of the business of Parent and each of its Subsidiaries as presently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the tangible personal property currently used in the operation of the business of Parent and its Subsidiaries is in good working order (reasonable wear and tear excepted).
(b)    Each of Parent and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.
(c)    Section 4.18(c) of the Parent Disclosure Letter sets forth a true and complete list of (i) all material real property owned by Parent or any of its Subsidiaries (other than Oil and Gas Properties) and (ii) all material real property leased for the benefit of Parent or any of its Subsidiaries (other than Oil and Gas Properties).
This Section 4.18 does not relate to intellectual property, which is the subject of Section 4.19.
Section 4.19    Intellectual Property.
(a)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, either Parent or a Subsidiary of Parent owns, or is licensed or otherwise possesses adequate rights to use (in the manner and to the extent it has used the same), all trademarks or servicemarks (whether registered or unregistered), trade names, domain names, copyrights (whether registered or unregistered), patents, trade secrets or other intellectual property of any kind used in their respective businesses as currently conducted (collectively, the “Parent Intellectual Property”). Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (a) there are no pending or, to the knowledge of Parent, threatened claims by any Person alleging infringement, misappropriation or dilution by Parent or any of its Subsidiaries of the intellectual property rights of any Person; (b) to the knowledge of Parent, the conduct of the businesses of Parent and its Subsidiaries has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any intellectual property rights of any Person; (c) neither Parent nor any of its Subsidiaries has made any claim of infringement, misappropriation or other violation by others of its rights to or in connection with Parent Intellectual Property; (d) to the knowledge of Parent, no Person is infringing, misappropriating or diluting any Parent Intellectual

Property; (e) Parent and its Subsidiaries have taken reasonable steps to protect the confidentiality of their trade secrets and the security of their IT Assets; and (f) the consummation of the Transactions will not result in the loss of, or give rise to any right of any third party to terminate any of Parent’s or any of its Subsidiaries’ rights or obligations under, any agreement under which Parent or any of its Subsidiaries grants to any Person, or any Person grants to Parent or any of its Subsidiaries, a license or right under or with respect to any Parent Intellectual Property.
(b)    Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (A) Parent and its Subsidiaries have implemented commercially reasonable measures to protect the confidentiality, reliability, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) and (B) since the Lookback Date, there has been no malfunction, failure, continued substandard performance, denial-of-service, or other cyber incident, including any cyberattack, or other unauthorized access to or impairment of the IT Assets that has resulted or is reasonably likely to result in disruption or damage to the business of Parent or its Subsidiaries or give rise to liability under applicable data protection and privacy Laws.
Section 4.20    State Takeover Statutes; Ownership of Company Common Stock. Assuming the accuracy of the representations contained in Section 3.20, the approval of the Parent Board of this Agreement and the Transactions, including the Second Company Merger, represents all the action necessary to render inapplicable to this Agreement and the transactions contemplated by this Agreement, including the Second Company Merger, the restrictions of any Takeover Law or any anti-takeover provision in Parent’s Organizational Documents that is applicable to Parent, the shares of Parent Common Stock, this Agreement or the Transactions, including the Second Company Merger. As of the date hereof, neither Parent nor any of its Subsidiaries own, or has within the last three years owned, any shares of Company Common Stock (or other securities or derivatives convertible into, exchangeable for, or exercisable for, shares of Company Common Stock).
Section 4.21    No Rights Plan. As of the date hereof, there is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which Parent is a party or is otherwise bound.
Section 4.22    Related Party Transactions. No Related Party of Parent is a party to any Contract with or binding upon Parent or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by Parent or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last year, in each case, that is of a type that would be required to be disclosed in the Parent SEC Documents pursuant to Item 404 of Regulation S-K that has not been so disclosed. No Related Party of Parent or any of its Subsidiaries owns, directly or indirectly, on an individual or joint basis, any controlling interest in, or serves as an officer or director or in another similar capacity of, any supplier or other independent contractor of Parent or any of its Subsidiaries, or any organization which has a Contract with Parent or any of its Subsidiaries, except as disclosed in the Parent SEC Documents.

Section 4.23    Certain Payments. Neither Parent nor any of its Subsidiaries (nor, to the knowledge of Parent, any of their respective directors, executives, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contribution, gift, entertainment or other unlawful expense relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payment to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.
Section 4.24    Rights of Way. Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business in the manner currently conducted, except for such Rights-of-Way the absence of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries conducts its business in a manner that does not violate any of the Rights-of-Way and no unresolved event has occurred that allows, or after notice or lapse of time would reasonably be expected to allow, revocation or termination thereof or would reasonably be expected to result in any impairment of the rights of the holder of any such Rights-of-Way, except for such violations, revocations, terminations and impairments that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. All pipelines operated by Parent and its Subsidiaries are subject to Rights-of-Way or are located on real property owned or leased by Parent, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.25    Oil and Gas Matters.
(a)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, and except for (i) property sold or otherwise disposed of in the ordinary course of business since the date of the letter prepared by Ryder Scott Company, L.P. (the “Parent Independent Petroleum Engineers”) auditing Parent’s internally prepared reserve report relating to Parent interests referred to therein as of December 31, 2024 (the “Parent Reserve Report Letter”), (ii) property reflected in the Parent Reserve Report Letter or in the Parent SEC Documents as having been sold or otherwise disposed of, other than sales, exchanges, swaps or dispositions after the date hereof in accordance with Section 5.1(b) or (iii) Oil and Gas Leases that have expired or terminated in accordance with the terms thereof on a date on or after the date hereof, Parent and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Report Letter and in each case as attributable to interests owned (or purported to be held or owned) by Parent and its Subsidiaries. For purposes of the foregoing sentence, “good and defensible title” means that Parent’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing Date) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (1) entitles Parent (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Parent Reserve Report Letter of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties except, in each case, for (x) any decreases in connection with those operations in which Parent or any of its Subsidiaries may elect after the date hereof to be a non-consenting co-owner, (y) any decreases resulting from the establishment or amendment, after the date hereof, of pools or units, and (z) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, (2) obligates Parent (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on Parent Reserve Report Letter for such Oil and Gas Properties except, in each case, for (x) increases that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties, and (y) increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or Laws that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties and (3) is free and clear of all Liens, defects and imperfections, except for Permitted Liens and Liens, defects and imperfections which, individually or in the aggregate, would not reasonably be expected to materially impair the continued use and operation of the Oil and Gas Properties to which they relate in the conduct of business of Parent and each of its Subsidiaries as presently conducted.
(b)    Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data supplied to Parent Independent Petroleum Engineers by or on behalf of Parent and its Subsidiaries for purposes of auditing Parent’s internally prepared reserve report and preparing the Parent Reserve Report Letter that was material to such firm’s audit of Parent’s internally prepared estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Report Letter was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Report Letter are derived from reports that have been prepared by Parent in accordance with customary industry practices, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report Letter that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.
(c)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) all delay rentals, shut-in royalties and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases of Parent or any of its Subsidiaries have been properly and timely paid, (ii) all Production Burdens with respect to any Oil and Gas Properties owned or held by Parent or any of its Subsidiaries have been timely and properly paid (in each case, except such Production Burdens (x) as are being currently paid prior to delinquency in the ordinary course of business, (y) currently held as suspense funds or escheated to any Governmental Entity or (z) the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established) and (iii) none of Parent or any of its Subsidiaries (and, to Parent’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Parent or any of its Subsidiaries.
(d)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons attributable to Parent’s and its Subsidiaries’ interests in the Oil and Gas Properties are being received by them in a timely manner and are not being held in suspense (by Parent, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.
(e)    All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Parent and its Subsidiaries or otherwise associated with an Oil and Gas Property of Parent or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by Parent or any of its Subsidiaries related to such wells and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Law except, in each case, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.
(f)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, none of the material Oil and Gas Properties of Parent or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the consummation of the Transactions.
(g)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, to Parent’s knowledge, there are no Wells that constitute a part of Parent’s or its Subsidiaries’ Oil and Gas Properties for which Parent or any of its Subsidiaries has received a notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such Well(s) be temporarily or permanently plugged and abandoned that remains pending or unresolved.
(h)    As of the date of this Agreement, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any agreement or contract which are binding on Parent, its Subsidiaries or any of Parent’s or its Subsidiaries’ Oil and Gas Properties and which Parent reasonably anticipates will individually require expenditures by Parent or its Subsidiaries in excess of $15,000,000 (net to Parent’s or its Subsidiaries’ interest).

Section 4.26    Derivative Transactions.
(a)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, all Derivative Transactions entered into by Parent or any of its Subsidiaries (including for the account of any of its customers) that are outstanding as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries.
(b)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.
(c)    The Parent SEC Documents accurately summarize, in all material respects, the outstanding positions under Derivative Transaction of Parent and its Subsidiaries, including Hydrocarbon and financial positions under Derivative Transaction of Parent attributable to the production and marketing of Parent and its Subsidiaries, as of the dates reflected therein. Section 4.26(c) of the Parent Disclosure Letter lists all Derivative Transactions to which Parent or any of its Subsidiaries is a party as of the date of this Agreement.
Section 4.27    Regulatory Matters.
(a)    Parent is not an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the PUHCA.
(b)    Parent is not and has not been (i) subject to regulation by FERC as (A) a natural gas company under the Natural Gas Act and the regulations promulgated thereunder, other than by virtue of activities subject to a blanket sale for resale certificate issued by operation of law or a blanket certificate issued to permit participation in capacity release transactions; (B) an intrastate pipeline under the Natural Gas Policy Act and the regulations promulgated thereunder, transporting gas in interstate commerce; or (C) a common carrier under the Interstate Commerce Act and the regulations promulgated thereunder, or (ii) subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or local jurisdiction.
Section 4.28    Brokers. No broker, investment banker, financial advisor or other Person, other than Evercore Group L.L.C., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Parent Party or any of their Affiliates.
Section 4.29    Opinion of Financial Advisor. Evercore Group L.L.C. rendered to the Parent Board its oral opinion, to be subsequently confirmed by delivery of a written opinion, that, as of the date of its opinion and based upon and subject to the assumptions, limitations, qualifications and conditions set forth in its opinion, the Exchange Ratio is fair, from a financial point of view, to the Parent. A signed copy of such opinion will be made available to the Company for informational purposes only on a non-reliance basis promptly following the date of this Agreement and the receipt thereof by the Parent and it is agreed that such opinion is for the benefit of the Parent Board and may not be relied upon by Company or any other Person.
Section 4.30    Merger Sub. Merger Sub is a direct, wholly-owned Subsidiary of Parent that was formed solely for the purpose of engaging in the First Company Merger. Since the date of its incorporation and prior to the First Effective Time, Merger Sub has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the First Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the First Company Merger.
Section 4.31    No Other Representations or Warranties.
(a)    Except for the representations and warranties made in this Article IV, as qualified by the Parent Disclosure Letter, or any certificate delivered pursuant to this Agreement, neither the Parent Parties nor any other Person makes any express or implied representation or warranty with respect to the Parent Parties or their respective Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) with respect to any other information provided to the Company in connection with this Agreement or the Transactions, and the Parent Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Parent Parties as expressly provided in this Article IV, as qualified by the Parent Disclosure Letter, and as set forth in the Parent’s officer’s certificate to be delivered to the Company pursuant to Section 6.3(c), neither the Parent Parties nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates, directors, officers or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to any Parent Party or any of their respective Subsidiaries or their respective business; or (ii) any oral or written information presented to the Company or any of its Affiliates, directors, officers or Representatives in the course of their due diligence investigation of the Parent Parties, the negotiation of this Agreement or in the course of the Transactions, in each case, unless such material or information is otherwise the subject of any representation or warranty herein or as set forth in the Parent’s officer’s certificate to be delivered to the Company pursuant to Section 6.3(c). Neither Parent, its Subsidiaries, nor any other Person will have or be subject to any liability to Company or to any other Person resulting from the distribution to the Company, or the Company’s use of, such information, including any information, documents, projections, forecasts or other material made available to the Company in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions, in each case, unless such material or information is otherwise the subject of any representation or warranty herein or as set forth in the Parent’s officer’s certificate to be delivered to the Company pursuant to Section 6.3(c). Notwithstanding the foregoing, nothing in this Section 4.31 shall limit Company’s remedies with respect to claims of Fraud.
(b)    The Parent Parties acknowledge and agree that the representations and warranties by the Company set forth in this Agreement constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions, and the Parent Parties understand, acknowledge and agree that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.
ARTICLE V
COVENANTS
Section 5.1    Conduct of Business.
(a)    Conduct of Business by the Company. During the period from the date of this Agreement until the earlier of the First Effective Time and the valid termination of this Agreement pursuant to Section 7.1, except as consented to in writing in advance by Parent (email being sufficient) (which consent shall not be unreasonably withheld, conditioned or delayed), as may be required by applicable Law or as otherwise specifically permitted or required by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve intact its business organization, preserve its assets, rights and properties in good repair and condition, keep available the services of its current officers, employees and consultants and preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the First Effective Time, except (1) as set forth in Section 5.1(a) of the Company Disclosure Letter, (2) as consented to in writing in advance by Parent (email being sufficient) (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be required by applicable Law, or (4) as otherwise specifically permitted or required by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to:
(i)    (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for (1) quarterly cash dividends by the Company not to exceed $0.50 per share of Company Common Stock, with customary record and payment dates and the grant or payment of corresponding dividend equivalents in respect of Company RSU Awards and Company PSU Awards in accordance with their terms and (2) dividends by a wholly-owned Subsidiary of the Company to the Company, (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of the Company or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or (C) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests, in each case, other than in respect of any Company Stock Awards (including in connection with the vesting forfeiture, exercise, or settlement thereof) outstanding as of the date hereof or issued after the date hereof in accordance with this Agreement, in accordance with the terms of the applicable Company Equity Plan and applicable award agreement;
(ii)    issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (in each case, other than Permitted Liens pursuant to clause (vii) of the definition thereof) any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of the Company on a deferred basis or other rights linked to the value of shares of Company Common Stock, including pursuant to Contracts as in effect on the date hereof (other than (A) the issuance of shares (w) of Company Common Stock upon the exercise of Company Warrants outstanding on the Measurement Date in accordance with their terms as in effect on such date, (x) by its direct or indirect wholly-owned Subsidiary to it or another of its direct or indirect wholly-owned Subsidiaries, (y) of Company Common Stock in respect of Company Stock Awards outstanding as of the date of this Agreement or granted after the date hereof in accordance with this Agreement or pursuant to the exercise of the settlement of the Company Warrants, or (z) of Company Stock Awards granted in accordance with Section 5.1(a)(xvi) in each of clauses (y) and (z), in accordance with their terms and, as applicable, the plan documents as in effect on the date of this Agreement or as amended in accordance with this Agreement);
(iii)    amend or otherwise change, or authorize or propose to amend or otherwise change, the Company Organizational Documents;
(iv)    amend or otherwise modify any of the terms of the Company Warrant Agreement;
(v)    directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (B) any assets that are otherwise material to the Company and its Subsidiaries, in each case other than (1) transactions solely between the Company and its wholly-owned Subsidiaries or solely among wholly-owned Subsidiaries of the Company or (2) acquisitions as to which the aggregate amount of the consideration (or, if the consideration is non-cash, the fair market value thereof) paid or transferred by the Company and its Subsidiaries in connection with all such acquisitions would not exceed $30,000,000;
(vi)    directly or indirectly (including by merger or consolidation with any Person) sell, lease, swap, exchange, farmout, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien (in each case, other than Permitted Liens) or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein, in each case other than (A) upon reasonable prior notice to and consultation with Parent, the exchange or swap of Oil and Gas Properties or other assets in the ordinary course of business consistent with past practice (other than the exchange or swap of any Oil and Gas Properties or other assets located directly adjacent to any Oil and Gas Properties of Parent), (B) sales, leases, exchanges, swaps or dispositions for which the consideration (or, if the consideration is non-cash, the fair market value thereof) is less than $30,000,000 in the aggregate, (C) the sale of Hydrocarbons in the ordinary course of business consistent with past practice, or (D) the sale or other disposition of equipment that is surplus, obsolete or replaced in the ordinary course of business consistent with past practice;
(vii)    adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, other than transactions among wholly-owned Subsidiaries of the Company;
(viii)    (A) incur, create, assume or otherwise become liable for, or repay or prepay, any indebtedness for borrowed money, or amend, modify or refinance any such indebtedness (other than (1) indebtedness incurred by the Company that is owed to any wholly-owned Subsidiary of the Company or by any Subsidiary of the Company that is owed to the Company or any wholly-owned Subsidiary of the Company, (2) guarantees by the Company of indebtedness for borrowed money of any wholly-owned Subsidiary of the Company and guarantees by any Subsidiary of the Company of indebtedness for borrowed money of the Company or any other wholly-owned Subsidiary of the Company or (3) indebtedness incurred under the Company Credit Agreement, in each case, in the ordinary course of business consistent with past practice) or (B) make any loans, advances or capital contributions to, or investments in, any other Person (other than (1) the Company or any direct or indirect wholly-owned Subsidiary of the Company, (2) advances for expenses required under customary joint operating agreements to operators of Oil and Gas Properties of the Company or any of its Subsidiaries or (3) employee advances for reimbursable business expenses in the ordinary course of business consistent with past practice);
(ix)    incur or commit to incur any capital expenditures or authorizations or commitments with respect thereto that are, (x) with respect to the fourth quarter of 2025, in the aggregate in excess of 115% of the aggregate amount provided for in the capital expenditure budget set forth in Section 5.1(a)(ix) of the Company Disclosure Letter for such fiscal quarter and (y) with respect to any other fiscal quarter, in excess of 115% of the aggregate amount provided for in the capital expenditure budget set forth in Section 5.1(a)(ix) of the Company Disclosure Letter for such fiscal quarter and the immediately subsequent calendar quarter (provided that in no event shall the aggregate amount of capital expenditures at any date exceed 115% of the capital expenditures set forth on Section 5.1(a)(ix) of the Company Disclosure Letter for each quarter (A) ending prior to such date, plus (B) the quarter in which such date occurs plus (C) the quarter immediately subsequent to the quarter in which such date occurs without Parent’s consent), other than (1) capital expenditures to repair damage resulting from insured casualty events or required on an emergency basis or for the safety of individuals, assets or the environment (provided that the Company shall notify Parent of any such emergency expenditure as soon as reasonably practicable), (2) operations proposed by third parties under joint operating agreements, joint development agreements and other similar agreements and (3) delayed capital expenditures from a previous fiscal quarter’s capital expenditure budget in the ordinary course of business;
(x)    (A) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement of claims, liabilities or obligations reflected or reserved against in the most recent audited financial statements (or the notes thereto) of the Company included in the Company SEC Documents filed prior to the date hereof (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, (B) cancel any Indebtedness owed to the Company or any of its Subsidiaries or (C) waive or release any right held by the Company or any of its Subsidiaries;
(xi)    (A) notwithstanding anything to the contrary in Section 5.1(a)(xi)(B), enter into any Contract with a term greater than six months, other than (1) up to three rig Contracts for which the term is not greater than 12 months or (2) any Contract for Well completion or similar services if the Company or its Subsidiary may terminate such Contract without penalty on 60 days’ (or less) notice; or (B) other than in the ordinary course of business consistent with past practice, (1) affirmatively waive, release, or assign any material rights or claims under any Company Material Contract, (2) modify, amend, terminate (other than expiration in accordance with its terms) or cancel or affirmatively renew or affirmatively extend any Company Material Contract (other than intercompany transactions, agreements or arrangements or commodity hedging Contracts and other than any modification, termination or renewal that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole) or (3) enter into any Contract (other than commodity hedging Contracts or Contracts entered into or in connection with any action taken in compliance with or permitted under this Section 5.1(a)) that if in effect on the date hereof would be a Company Material Contract;
(xii)    initiate, compromise, settle or agree to settle any Action other than (A) compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages (to the extent not covered by insurance) not in excess of $5,000,000 individually or $10,000,000 in the aggregate, in any case as would not result in any restriction on future activity or conduct of, or the admission of wrongdoing by, the Company or (B) compromises, settlements or agreements permitted by Section 5.11;
(xiii)    change its material financial or tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalue any of its material assets;
(xiv)    settle or compromise any material liability for Taxes; file any material amended Tax Return or claim for a material Tax refund; other than in the ordinary course of business on a basis consistent with past practice, make, revoke or modify any material Tax election; except to the extent otherwise required by applicable Law or permissible by reason of a change in fact or applicable Law; file any material Tax Return other than on a basis consistent with past practice; consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes; grant any power of attorney with respect to Taxes other than on a basis consistent with past practice; enter into any material Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, Tax holiday or any closing or other similar agreement; or change any material method of accounting for Tax purposes;
(xv)    change its fiscal year;
(xvi)    except as required by the terms of any Company Plan as in effect on the date of this Agreement (or as amended or established thereafter in accordance with this Agreement), as expressly permitted under this Agreement or as required by applicable Law, (A) grant any current or former director, officer, employee or individual independent contractor any increase in compensation, bonus or other benefits, or grant of any type of compensation or benefits to any current or former director, officer, employee or individual independent contractor not previously receiving or entitled to receive such type of compensation or benefit, or pay any bonus of any kind or amount to any current or former director, officer, employee or individual independent contractor, (B) grant or pay to any current or former director, officer, employee or individual independent contractor any severance, change in control or termination pay, or make any modifications thereto or increases thereto, (C)  grant or amend any award (including in respect of any Company Stock Award), (D) adopt or enter into any collective bargaining agreement or other labor union contract, (E) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Company Plan or other Contract or (F) adopt any new material employee benefit or compensation plan or arrangement or materially amend, modify or terminate any existing material Company Plan;
(xvii)    hire employees at the executive level or higher or otherwise earning more than $250,000 in annual base compensation, other than to replace any such employee or executive whose employment has terminated prior to the date hereof or as otherwise permitted hereunder;
(xviii)    terminate any director, officer, employee or individual independent contractor with more than $250,000 in annual base compensation or otherwise cause any such individual to resign, in each case other than (A) in the ordinary course of business consistent with past practice or (B) for cause or poor performance (documented in accordance with the Company’s past practices);
(xix)    fail to keep in force in all material respects all material insurance policies or replacement or revised provisions regarding material insurance coverage with respect to the assets, operations and activities of the Company and its Subsidiaries as currently in effect, to the extent commercially reasonable in the Company’s business judgment in light of prevailing conditions in the insurance market;

(xx)    renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries;
(xxi)    enter into any new line of business outside of its existing business;
(xxii)    enter into any new lease or amend the terms of any existing lease of real property that would require payments over the remaining term of such lease in excess of $2,000,000 (excluding, for the avoidance of doubt, all Oil and Gas Leases);
(xxiii)    take any action (or omit to take any action) if such action (or omission) could reasonably be expected to result in any of the conditions to the Mergers set forth in Article VI not being satisfied; or
(xxiv)    authorize any of, or commit, resolve or agree to take any of, the foregoing actions.
(b)    Conduct of Business by Parent. During the period from the date of this Agreement until the earlier of the First Effective Time and the valid termination of this Agreement pursuant to Section 7.1, except as consented to in writing in advance by the Company (email being sufficient) (which consent shall not be unreasonably withheld, conditioned or delayed), as may be required by applicable Law, or as otherwise specifically permitted or required by this Agreement, Parent shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve intact its business organization, preserve its assets, rights and properties in good repair and condition, keep available the services of its current officers, employees and consultants and preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the First Effective Time, except (1) as set forth in Section 5.1(b) of the Parent Disclosure Letter, (2) as consented to in writing in advance by the Company (email being sufficient) (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be required by applicable Law or (4) as otherwise specifically permitted or required by this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to:
(i)    (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for (1) quarterly cash dividends by Parent not to exceed $0.20 per share of Parent Common Stock, with customary record and payment dates and the grant or payment of corresponding dividend equivalents in respect of Parent RSU Awards and Parent PSU Awards in accordance with their terms and (2) dividends by a wholly-owned Subsidiary of Parent to Parent, (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of Parent or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or (C) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests, in each case, other than in respect of any Parent Stock Awards (including in connection with the vesting, forfeiture, exercise, or settlement thereof) outstanding as of the date hereof or issued after the date hereof in accordance with this Agreement, in accordance with the terms of the applicable Parent Equity Plan and applicable award agreement;
(ii)    issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (in each case, other than a Permitted Lien) any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of Parent on a deferred basis or other rights linked to the value of shares of Parent Common Stock, including pursuant to Contracts as in effect on the date hereof (other than (A) the issuance of (x) by its direct or indirect wholly-owned Subsidiary to it or another of its direct or indirect wholly-owned Subsidiaries, (y) shares of Parent Common Stock in respect of Parent Stock Awards outstanding as of the date of this Agreement or granted after the date hereof in accordance with this Agreement, or (z) granted in accordance with Section 5.1(b)(xv) in each of clauses (y) and (z), in accordance with their terms and, as applicable, the plan documents as in effect on the date of this Agreement or as amended in accordance with this Agreement);
(iii)    amend or otherwise change, or authorize or propose to amend or otherwise change the Parent Organizational Documents;
(iv)    directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (B) any assets that are otherwise material to Parent and its Subsidiaries, in each case other than (1) transactions solely between Parent and its wholly-owned Subsidiaries or solely among wholly-owned Subsidiaries of Parent or (2) acquisitions as to which the aggregate amount of the consideration (or, if the consideration is non-cash, the fair market value thereof) paid or transferred by Parent and its Subsidiaries in connection with all such acquisitions would not exceed $30,000,000;
(v)    directly or indirectly (including by merger or consolidation with any Person) sell, lease, swap, exchange, farmout, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien (in each case, other than Permitted Liens) or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein, in each case other than (A) upon reasonable prior notice to and consultation with the Company, the exchange or swap of Oil and Gas Properties or other assets in the ordinary course of business consistent with past practice (other than the exchange or swap of any Oil and Gas Properties or other assets located directly adjacent to any Oil and Gas Properties of Parent), (B) sales, leases, exchanges, swaps or dispositions for which the consideration (or, if the consideration is non-cash, the fair market value thereof) is less than $30,000,000 in the aggregate, (C) the sale of Hydrocarbons in the ordinary course of business consistent with past practice, or (D) the sale or other disposition of equipment that is surplus, obsolete or replaced in the ordinary course of business consistent with past practice;
(vi)    adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, other than transactions among wholly-owned Subsidiaries of Parent;
(vii)    (A) incur, create, assume or otherwise become liable for, or repay or prepay, any indebtedness for borrowed money, or amend, modify or refinance any such indebtedness (other than (1) indebtedness incurred by Parent that is owed to any wholly-owned Subsidiary of Parent or by any Subsidiary of Parent that is owed to Parent or any wholly-owned Subsidiary of Parent, (2) guarantees by Parent of indebtedness for borrowed money of any wholly-owned Subsidiary of Parent and guarantees by any Subsidiary of Parent of indebtedness for borrowed money of Parent or any other wholly-owned Subsidiary of Parent or (3) indebtedness incurred under the Parent Credit Agreement in the ordinary course of business consistent with past practice) or (B) make any loans, advances or capital contributions to, or investments in, any other Person (other than (1) Parent or any direct or indirect wholly-owned Subsidiary of Parent, (2) advances for expenses required under customary joint operating agreements to operators of Oil and Gas Properties of Parent or any of its Subsidiaries or (3) employee advances for reimbursable business expenses in the ordinary course of business consistent with past practice);
(viii)    incur or commit to incur any capital expenditures or authorizations or commitments with respect thereto that are, in the aggregate for any fiscal quarter, in excess of 115% of the aggregate amount provided for in the capital expenditure budget set forth in Section 5.1(b)(viii) of the Parent Disclosure Letter for such calendar quarter and the immediately subsequent calendar quarter (provided that in no event shall the aggregate amount of capital expenditures at any date exceed 115% of the capital expenditures set forth on Section 5.1(b)(viii) of the Parent Disclosure Letter for each quarter (x) ending prior to such date, plus (y) the quarter in which such date occurs plus (z) the quarter immediately subsequent to the quarter in which such date occurs without the Company’s consent), other than (A) capital expenditures to repair damage resulting from insured casualty events or required on an emergency basis or for the safety of individuals, assets or the environment (provided that Parent shall notify the Company of any such emergency expenditure as soon as reasonably practicable), (B) operations proposed by third parties under joint operating agreements, joint development agreements and other similar agreements and (C) delayed capital expenditures from a previous fiscal quarter’s capital expenditure budget in the ordinary course of business;
(ix)    (A) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement of claims, liabilities or obligations reflected or reserved against in the most recent audited financial statements (or the notes thereto) of Parent included in the Parent SEC Documents filed prior to the date hereof (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, (B) cancel any Indebtedness owed to Parent or any of its Subsidiaries or (C) waive or release any right held by Parent or any of its Subsidiaries;
(x)    (A) other than in the ordinary course of business consistent with past practice, (A) affirmatively waive, release, or assign any material rights or claims under any Parent Material Contract, (B) modify, amend, terminate (other than expiration in accordance with its terms) or cancel or affirmatively renew or affirmatively extend any Parent Material Contract (other than intercompany transactions, agreements or arrangements or commodity hedging Contracts and other than any modification, termination or renewal that would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole) or (C) enter into any Contract (other than commodity hedging Contracts or Contracts entered into or in connection with any action taken in compliance with or permitted under this Section 5.1(b)) that if in effect on the date hereof would be a Parent Material Contract;
(xi)    initiate, compromise, settle or agree to settle any Action other than (A) compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages (to the extent not covered by insurance) not in excess of $5,000,000 individually or $10,000,000 in the aggregate, in any case as would not result in any restriction on future activity or conduct of, or the admission of wrongdoing by, Parent or (B) compromises, settlements or agreements permitted by Section 5.11;
(xii)    change its material financial or tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalue any of its material assets;
(xiii)    settle or compromise any material liability for Taxes; file any material amended Tax Return or claim for a material Tax refund; other than in the ordinary course of business on a basis consistent with past practice, make, revoke or modify any material Tax election; except to the extent otherwise required by applicable Law or permissible by reason of a change in fact or applicable Law; file any material Tax Return other than on a basis consistent with past practice; consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes; grant any power of attorney with respect to Taxes other than on a basis consistent with past practice; enter into any material Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, Tax holiday or any closing or other similar agreement; or change any material method of accounting for Tax purposes;
(xiv)    change its fiscal year;
(xv)    except as required by the terms of any Parent Plan as in effect on the date of this Agreement (or as amended or established thereafter in accordance with this Agreement), as expressly permitted under this Agreement or as required by applicable Law, (A) grant any current or former director, officer, employee or individual independent contractor any increase in compensation, bonus or other benefits, or grant of any type of compensation or benefits to any current or former director, officer, employee or individual independent contractor not previously receiving or entitled to receive such type of compensation or benefit, or pay any bonus of any kind or amount to any current or former director, officer, employee or individual independent contractor, (B) grant or pay to any current or former director, officer, employee or individual independent contractor any severance, change in control or termination pay, or make any modifications thereto or increases thereto, (C) grant or amend any award (including in respect of any Parent Stock Awards), (D) adopt or enter into any collective bargaining agreement or other labor union contract, (E) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Parent Plan or other Contract or (F) adopt any new material employee benefit or compensation plan or arrangement or materially amend, modify or terminate any existing material Parent Plan;
(xvi)    hire employees at the executive level or higher or otherwise earning more than $250,000 in annual base compensation, other than to replace any such employee or executive whose employment has terminated prior to the date hereof or as otherwise permitted hereunder;
(xvii)    terminate any director, officer, employee or individual independent contractor with more than $250,000 in annual base compensation or otherwise cause any such individual to resign, in each case other than (A) in the ordinary course of business consistent with past practice or (B) for cause or poor performance (documented in accordance with Parent’s past practices);
(xviii)    fail to keep in force in all material respects all material insurance policies or replacement or revised provisions regarding material insurance coverage with respect to the assets, operations and activities of Parent and its Subsidiaries as currently in effect, to the extent commercially reasonable in Parent’s business judgment in light of prevailing conditions in the insurance market;
(xix)    renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of Parent or any of its Subsidiaries;
(xx)    enter into any new line of business outside of its existing business;
(xxi)    enter into any new lease or amend the terms of any existing lease of real property that would require payments over the remaining term of such lease in excess of $2,000,000 (excluding, for the avoidance of doubt, all Oil and Gas Leases);
(xxii)    take any action (or omit to take any action) if such action (or omission) could reasonably be expected to result in any of the conditions to the Mergers set forth in Article VI not being satisfied; or
(xxiii)    authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Section 5.2    No Solicitation by Company.
(a)    The Company shall not, and shall not permit or authorize any of its Subsidiaries or any of its or their directors or officers to, and shall use reasonable best efforts to cause the Company’s and its Subsidiaries’ employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate, endorse, encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Company Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to any Company Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, any Company Acquisition Proposal or (iii) resolve, agree or propose to do any of the foregoing. The Company shall, and shall cause each of its Subsidiaries and its and their directors and officers and shall use reasonable best efforts to cause the Representatives of the Company and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal or potential Company Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, (B) request the prompt return or destruction of all confidential information previously furnished with respect to any Company Acquisition Proposal or inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal that was furnished within the 12 month period prior to the date of this Agreement, to the extent that such return or destruction had not previously been requested, and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates, directors, officers or Representatives is a party with respect to any Company Acquisition Proposal or inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal, and shall enforce the provisions of any such agreement, which shall include seeking all injunctive relief available to enforce such agreement (provided, that the Company shall be permitted to grant waivers of, and not enforce, any standstill agreement, but solely to the extent that the Company Board has determined in good faith, after consultation with its outside counsel, that failure to take such action (I) would reasonably be expected to prohibit the counterparty from making an unsolicited Company Acquisition Proposal to the Company Board in compliance with this Section 5.2 and (II) would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law). Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Company Stockholder Approval, (1) the Company receives a written Company Acquisition Proposal that the Company Board believes in good faith to be bona fide, (2) such Company Acquisition Proposal was not solicited in breach of this Section 5.2 and did not otherwise result from a breach of this Section 5.2, (3) the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, and (4) the Company Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, then the Company may (x) furnish information with respect to the Company and its Subsidiaries to the Person making such Company

Acquisition Proposal pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to the Company, than, those set forth in the Confidentiality Agreement (a “Company Acceptable Confidentiality Agreement”); provided, that (I) the Company shall provide Parent a non-redacted copy of each confidentiality agreement the Company has executed in accordance with this Section 5.2 and (II) any non-public information provided to any such Person shall have been previously provided to Parent or shall be provided to Parent prior to or concurrently with the time it is provided to such Person (or in the case of oral non-public information only, promptly (and in any event within 24 hours) after), and (y) participate in discussions or negotiations with the Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal. Nothing in this Section 5.2 shall prohibit the Company or the Company Board, directly or indirectly, including through any of the Company’s directors, officers or Representatives, from solely seeking to clarify the terms and conditions of such offer, inquiry or proposal to determine whether such offer, inquiry or proposal constitutes or would be reasonably expected to lead to a Company Superior Proposal. The Company shall not provide (and shall not permit any of its Representatives to provide) any commercially or competitively sensitive non-public information in connection with the actions permitted by this Section 5.2(a), except in accordance with “clean room” or other similar procedures designed to limit any adverse effect of the sharing of such information on the Company, which procedures shall be consistent in all material respects with the Company’s practices in dealing with the disclosures of such information to Parent or its Representatives.
(b)    Except as otherwise permitted by this Section 5.2, neither the Company Board nor any committee thereof shall:
(i)    (A) withdraw (or modify or qualify in any manner adverse to Parent or Merger Sub) the recommendation or declaration of advisability by the Company Board of this Agreement or the Transactions, (B) recommend or otherwise declare advisable the approval by the Company Stockholders of any Company Acquisition Proposal, or (C) publicly resolve, agree or propose to take any such actions (each such action set forth in this Section 5.2(b) being referred to herein as a “Company Adverse Recommendation Change”); or
(ii)    cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract, except for a Company Acceptable Confidentiality Agreement (each, a “Company Alternative Acquisition Agreement”), in each case constituting, or which would reasonably be expected to lead to, any Company Acquisition Proposal, or resolve, agree or propose to take any such actions.
Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, the Company Board may, if the Company Board determines in good faith (after consultation with outside counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered in writing by Parent pursuant to this Section 5.2, make a Company Adverse Recommendation Change in response to either (i) a Company

Superior Proposal or (ii) a Company Intervening Event; provided, however, that the Company may not make a Company Adverse Recommendation Change in response to a Company Superior Proposal unless:
(A)    the Company notifies Parent in writing at least four Business Days before taking that action of its intention to do so, and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Company Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Company Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the form or amount of consideration or any other material term of such Company Superior Proposal shall require a new written notice by the Company and a new notice period, provided such notice period shall be shortened to two Business Days); and
(B)    if Parent makes a written proposal during such four Business Day period to adjust the terms and conditions of this Agreement, the Company Board, after taking into consideration the adjusted terms and conditions of this Agreement as so proposed by Parent, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Company Superior Proposal continues to be a Company Superior Proposal and that the failure to make a Company Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law;
provided further, that the Company Board may not make a Company Adverse Recommendation Change in response to a Company Intervening Event unless:
(1)    the Company provides Parent with written information describing such Company Intervening Event in reasonable detail as soon as reasonably practicable after becoming aware of it;
(2)    the Company keeps Parent reasonably informed of developments with respect to such Company Intervening Event;
(3)    the Company notifies Parent in writing at least four Business Days before making a Company Adverse Recommendation Change with respect to such Company Intervening Event of its intention to do so and specifies the reasons therefor; and
(4)    if Parent makes a written proposal during such four Business Day period to adjust the terms and conditions of this Agreement, the Company Board, after taking into consideration the adjusted terms and conditions of this Agreement as so proposed by Parent, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Company Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.
During the four Business Day period prior to its effecting a Company Adverse Recommendation Change as referred to above, the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) regarding any written revisions to the terms of the Transactions proposed by Parent. Notwithstanding anything to the contrary contained herein, neither the Company nor any of its Subsidiaries shall enter into a Company Alternative Acquisition Agreement unless this Agreement has been terminated in accordance with its terms (including the payment of the Company Termination Fee pursuant to Section 7.3(b), if and to the extent applicable).
(c)    In addition to the obligations of the Company set forth in Section 5.2(a) and Section 5.2(b), the Company promptly (and in any event within 24 hours of receipt) shall advise Parent in writing in the event the Company or any of its Subsidiaries, directors, officers or Representatives receives (i) any indication by any Person that it is considering making a Company Acquisition Proposal or (ii) any inquiry, proposal or offer that constitutes a Company Acquisition Proposal or request for information, discussion or negotiation that would reasonably be expected to lead to a Company Acquisition Proposal, together with a description of the terms and conditions of such inquiry, request, proposal or offer, the identity of the Person making any such indication, inquiry, request, proposal or offer, and a copy of the written proposal, offer or draft agreement provided by such Person and reasonably detailed summaries of any oral inquiries or discussions, in each case, including any modifications thereto. The Company shall keep Parent informed (orally and in writing) in all material respects on a prompt basis of the material details (including, within 24 hours after the receipt of any amendment or modification of such inquiry, request, proposal or offer) of any such Company Acquisition Proposal, request, inquiry, proposal or offer, including furnishing unredacted copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions and the name(s) of the Person or group of Persons making such written Company Acquisition Proposal.
(d)    The Company agrees that any breach of the restrictions set forth in this Section 5.2 by any director, officer or Representative (to the extent acting in their respective authorized capacities on behalf of or at the direction of the Company) of the Company or any of its Subsidiaries, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a material breach of this Agreement by the Company.
(e)    The Company shall not take any action to exempt any Person (other than the Parent Parties and their respective Affiliates) from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provision of any other Takeover Law) or otherwise cause such restrictions not to apply, or agree to do any of the foregoing.
(f)    The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to comply with any of the terms of this Section 5.2.
(g)    Nothing contained in Section 5.2(a) shall prohibit the Company from taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall, to the extent it addresses or relates to the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or a Company Acquisition Proposal, be deemed to be a Company Adverse Recommendation Change (including for purposes of Section 7.1(c)(ii)) unless the Company Board expressly reaffirms its recommendation that the Company Stockholders vote in favor of the adoption of this Agreement in such disclosure.
(h)    For purposes of this Agreement:
(i)    “Company Acquisition Proposal” means any proposal or offer with respect to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise, of (A) assets or businesses of the Company and its Subsidiaries that generate 20% or more of the net revenues or net income (for the one-year period ending on the last day of the Company’s most recently completed fiscal quarter) or that represent 20% or more of the total consolidated assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (B) 20% or more of the capital stock, other equity securities or voting power of the Company, any of its Subsidiaries or any resulting parent company of the Company, in each case other than the Transactions.
(ii)    “Company Superior Proposal” means any bona fide written Company Acquisition Proposal that was not solicited in breach of this Section 5.2, that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the identity of the Person making the proposal, is (A) more favorable to the Company Stockholders from a financial point of view than the Transactions (including any written adjustment to the terms and conditions proposed by Parent in response to such proposal) and (B) reasonably likely of being completed on the terms proposed on a timely basis; provided, that, for purposes of this definition of “Company Superior Proposal,” references in the term “Company Acquisition Proposal” to “20%” shall be deemed to be references to “50%”; and
(iii)    “Company Intervening Event” means a material event or circumstance that was not known or reasonably foreseeable to the Company Board prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any material consequence thereof, becomes known to the Company Board prior to the receipt of the Company Stockholder Approval that does not relate to (A) a Company Acquisition Proposal, (B) Parent or its Subsidiaries or (C) any changes in the price of Parent Common Stock or Company Common Stock.
Section 5.3    No Solicitation by Parent.
(a)    Parent shall not, and shall not permit or authorize any of its Subsidiaries or any of its or their directors or officers to, and shall use reasonable best efforts to cause Parent’s and its Subsidiaries’ Representatives not to, directly or indirectly, (i) solicit, initiate, endorse, encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Parent Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to any Parent Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, any Parent Acquisition Proposal or (iii) resolve, agree or propose to do any of the foregoing. Parent shall, and shall cause each of its Subsidiaries and its and their directors and officers and shall use reasonable best efforts to cause the Representatives of Parent and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Parent Acquisition Proposal or potential Parent Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, (B) request the prompt return or destruction of all confidential information previously furnished with respect to any Parent Acquisition Proposal or inquiry, proposal or offer that would reasonably be expected to lead to a Parent Acquisition Proposal that was furnished within the 12 month period prior to the date of this Agreement, to the extent that such return or destruction had not previously been requested, and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates, directors or officers or Representatives is a party with respect to any Parent Acquisition Proposal or inquiry, proposal or offer that would reasonably be expected to lead to a Parent Acquisition Proposal, and shall enforce the provisions of any such agreement, which shall include seeking all injunctive relief available to enforce such agreement (provided, that Parent shall be permitted to grant waivers of, and not enforce, any standstill agreement, but solely to the extent that the Parent Board has determined in good faith, after consultation with its outside counsel, that failure to take such action (I) would reasonably be expected to prohibit the counterparty from making an unsolicited Parent Acquisition Proposal to the Parent Board in compliance with this Section 5.3 and (II) would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law). Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Parent Stockholder Approval, (1) Parent receives a written Parent Acquisition Proposal that the Parent Board believes in good faith to be bona fide, (2) such Parent Acquisition Proposal was not solicited in breach of this Section 5.3 and did not otherwise result from a breach of this Section 5.3, (3) the Parent Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Parent Acquisition Proposal constitutes or would reasonably be expected to lead to a Parent Superior Proposal, and (4) the Parent Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, then Parent may (x) furnish information with respect to Parent and its Subsidiaries to the Person making such Parent Acquisition Proposal pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to Parent, than, those set forth in the Confidentiality Agreement (a “Parent Acceptable Confidentiality Agreement”); provided, that (I) Parent shall provide the Company a non-redacted copy of each confidentiality agreement Parent has executed in accordance with this Section 5.3 and (II) any non-public information provided to any such Person shall have been previously provided to the Company or shall be provided to the Company prior to or concurrently with the time it is provided to such Person (or in the case of oral non-public information only, promptly (and in any event within 24 hours) after), and (y) participate in discussions or negotiations with the Person making such Parent Acquisition Proposal regarding such Parent Acquisition Proposal. Nothing in this Section 5.3 shall prohibit Parent or the Parent Board, directly or indirectly, including through any of Parent’s directors, officers or Representatives, from solely seeking to clarify the terms and conditions of such offer, inquiry or proposal to determine whether such offer, inquiry or proposal constitutes or would be reasonably expected to lead to a Parent Superior Proposal. Parent shall not provide (and shall not permit any of its Representatives to provide) any commercially or competitively sensitive non-public information in connection with the actions permitted by this Section 5.3(a), except in accordance with “clean room” or other similar procedures designed to limit any adverse effect of the sharing of such information on Parent, which procedures shall be consistent in all material respects with Parent’s practices in dealing with the disclosures of such information to the Company or its Representatives.
(b)    Except as otherwise permitted by this Section 5.3, neither the Parent Board nor any committee thereof shall:
(i)    (A) withdraw (or modify or qualify in any manner adverse to the Company) the recommendation or declaration of advisability by the Parent Board of this Agreement or the Transactions, including the Stock Issuance and the Parent Charter Amendment, (B) recommend or otherwise declare advisable the approval by the Parent Stockholders of any Parent Acquisition Proposal, or (C) publicly resolve, agree or propose to take any such actions (each such action set forth in this Section 5.3(b)(i) being referred to herein as a “Parent Adverse Recommendation Change”); or
(ii)    cause or permit Parent or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract, except for a Parent Acceptable Confidentiality Agreement (each, a “Parent Alternative Acquisition Agreement”), in each case constituting, or which would reasonably be expected to lead to, any Parent Acquisition Proposal, or resolve, agree or propose to take any such actions.
Notwithstanding the foregoing, at any time prior to obtaining the Parent Stockholder Approval, the Parent Board may, if the Parent Board determines in good faith (after consultation with outside counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered in writing by the Company on pursuant to this Section 5.3, make a Parent Adverse Recommendation Change in response to either (i) a Parent Superior Proposal or (ii) a Parent Intervening Event; provided, however, that Parent may not make a Parent Adverse Recommendation Change in response to a Parent Superior Proposal unless:
(A)    Parent notifies the Company in writing at least four Business Days before taking that action of its intention to do so, and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Parent Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Parent Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the form or amount of consideration or any other material term of such Parent Superior Proposal shall require a new written notice by Parent and a new notice period, provided such notice period shall be shortened to two Business Days); and
(B)    if the Company makes a written proposal during such four Business Day period to adjust the terms and conditions of this Agreement, the Parent Board, after taking into consideration the adjusted terms and conditions of this Agreement as so proposed by the Company, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Parent Superior Proposal continues to be a Parent Superior Proposal and that the failure to make a Parent Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law;
provided further, that the Parent Board may not make a Parent Adverse Recommendation Change in response to a Parent Intervening Event unless:
(1)    Parent provides the Company with written information describing such Parent Intervening Event in reasonable detail as soon as reasonably practicable after becoming aware of it;
(2)    Parent keeps the Company reasonably informed of developments with respect to such Parent Intervening Event;
(3)    Parent notifies the Company in writing at least four Business Days before making a Parent Adverse Recommendation Change with respect to such Parent Intervening Event of its intention to do so and specifies the reasons therefor; and
(4)    if the Company makes a written proposal during such four Business Day period to adjust the terms and conditions of this Agreement, the Parent Board, after taking into consideration the adjusted terms and conditions of this Agreement as so proposed by the Company, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Parent Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.
During the four Business Day period prior to its effecting a Parent Adverse Recommendation Change as referred to above, Parent shall, and shall cause its financial and legal advisors to, negotiate with the Company in good faith (to the extent the Company seeks to negotiate) regarding any written revisions to the terms of the Transactions proposed by Company. Notwithstanding anything to the contrary contained herein, neither Parent nor any of its Subsidiaries shall enter into any Parent Alternative Acquisition Agreement unless this Agreement has been terminated in accordance with its terms (including the payment of the Parent Termination Fee pursuant to Section 7.3(c), if and to the extent applicable).
(c)    In addition to the obligations of Parent set forth in Section 5.3(a) and Section 5.3(b), Parent promptly (and in any event within 24 hours of receipt) shall advise the Company in writing in the event Parent or any of its Subsidiaries, directors, officers or Representatives receives (i) any indication by any Person that it is considering making a

Company Acquisition Proposal or (ii) any inquiry, proposal or offer that constitutes a Parent Acquisition Proposal or request for information, discussion or negotiation that would reasonably be expected to lead to a Parent Acquisition Proposal, together with a description of the terms and conditions of such inquiry, request, proposal or offer, the identity of the Person making any such indication, inquiry, request, proposal or offer, and a copy of the written proposal, offer or draft agreement provided by such Person and reasonably detailed summaries of any oral inquiries or discussions, in each case, including any modifications thereto. Parent shall keep the Company informed (orally and in writing) in all material respects on a prompt basis of the material details (including, within 24 hours after the receipt of any amendment or modification of such inquiry, request, proposal or offer) of any such Parent Acquisition Proposal, request, inquiry, proposal or offer, including furnishing unredacted copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions and the name(s) of the Person or group of Persons making such written Parent Acquisition Proposal.
(d)    Parent agrees that any breach of the restrictions set forth in this Section 5.3 by any director, officer or Representative (to the extent acting in their respective authorized capacities on behalf of or at the direction of Parent) of Parent or any of its Subsidiaries, whether or not such Person is purporting to act on behalf of Parent or any of its Subsidiaries or otherwise, shall be deemed to be a material breach of this Agreement by Parent.
(e)    Parent shall not take any action to exempt any Person (other than the Company Parties and its Affiliates) from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provision of any other Takeover Law) or otherwise cause such restrictions not to apply, or agree to do any of the foregoing.
(f)    Parent shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict Parent’s ability to comply with any of the terms of this Section 5.3.
(g)    Nothing contained in Section 5.3 shall prohibit Parent from taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall, to the extent it addresses or relates to the approval, recommendation or declaration of advisability by the Parent Board with respect to this Agreement or a Parent Acquisition Proposal, be deemed to be a Parent Adverse Recommendation Change (including for purposes of Section 7.1(d)(ii)) unless the Parent Board expressly reaffirms its recommendation to the Parent Stockholders that they vote in favor of the approval of the Stock Issuance and the adoption of the Parent Charter Amendment at the Parent Stockholders Meeting in such disclosure.
(h)    For purposes of this Agreement:
(i)    “Parent Acquisition Proposal” means any proposal or offer with respect to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-

tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise, of (A) assets or businesses of Parent and its Subsidiaries that generate 20% or more of the net revenues or net income (for the one-year period ending on the last day of the Company’s most recently completed fiscal quarter) or that represent 20% or more of the total consolidated assets (based on fair market value) of Parent and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (B) 20% or more of the capital stock, other equity securities or voting power of Parent, any of its Subsidiaries or any resulting parent company of Parent, in each case other than the Transactions.
(ii)    “Parent Superior Proposal” means any bona fide written Parent Acquisition Proposal that was not solicited in breach of this Section 5.3, that the Parent Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the identity of the Person making the proposal, is (A) more favorable to the Parent Stockholders from a financial point of view than the Transactions (including any written adjustment to the terms and conditions proposed by the Company in response to such proposal) and (B) reasonably likely of being completed on the terms proposed on a timely basis; provided, that, for purposes of this definition of “Parent Superior Proposal,” references in the term “Parent Acquisition Proposal” to “20%” shall be deemed to be references to “50%”; and
(iii)    “Parent Intervening Event” means a material event or circumstance that was not known or reasonably foreseeable to the Parent Board prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any material consequence thereof, becomes known to the Parent Board prior to the receipt of the Parent Stockholder Approval that does not relate to (A) a Parent Acquisition Proposal, (B) the Company or its Subsidiaries or (C) any changes in the price of Company Common Stock or Parent Common Stock.
Section 5.4    Preparation of Form S-4 and Joint Proxy Statement; Stockholders’ Meetings.
(a)    As promptly as practicable after the date of this Agreement, the Company and Parent shall, in cooperation, (i) prepare and file with the SEC a mutually acceptable joint proxy statement (as amended or supplemented from time to time, the “Joint Proxy Statement”) to be sent to the Company Stockholders and the Parent Stockholders relating to (x) the special meeting of the Company Stockholders (the “Company Stockholders Meeting”) to be held to consider the adoption of this Agreement and (y) the special meeting of the Parent Stockholders (the “Parent Stockholders Meeting”) to be held to consider the approval of the Stock Issuance and the adoption of the Parent Charter Amendment and (ii) set a preliminary record date for the Company Stockholders Meeting and the Parent Stockholders Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith. As promptly as practicable following the date of this Agreement, Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), which will include (i) the Joint Proxy

Statement, and (ii) a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the First Company Merger. The Company and Parent shall use reasonable best efforts to cause such filing to be made no later than 30 days after the date of this Agreement, to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the Transactions. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities or “blue sky” laws in connection with the issuance of shares of Parent Common Stock in the First Company Merger and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action. The Company and Parent shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to the Company Stockholders and the Parent Stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement will be made by Parent or the Company, as applicable, without providing the other a reasonable opportunity to review and comment thereon and without the other’s prior approval (which shall not be unreasonably withheld). Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice thereof, of the time when the Form S-4 has become effective or any amendment or supplement thereto has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the First Company Merger for offering or sale in any jurisdiction or any oral or written request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission and a reasonable opportunity to participate in the responses thereto. If at any time prior to the First Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall promptly be filed with the SEC and, to the extent required under applicable Law, disseminated to Company Stockholders and Parent Stockholders; provided that the delivery of such notice and the filing of any such amendment or supplement shall not affect or be deemed to modify any representation or warranty made by any Party hereunder or otherwise affect the remedies available hereunder to any Party.
(b)    As promptly as practicable after the Form S-4 is declared effective under the Securities Act, (x) the Company shall duly call, give notice of, convene and hold the Company Stockholders Meeting solely for the purpose of obtaining the Company Stockholder Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith and (y) Parent shall duly call, give notice of, convene and hold the Parent Stockholders Meeting solely for the purpose of obtaining the Parent Stockholder

Approval and, in each case, the Company Stockholders Meeting and the Parent Stockholders Meeting shall in any event be no later than 45 calendar days after the SEC declares the Form S-4 effective.
(c)    The Company may postpone or adjourn the Company Stockholders Meeting solely (i) with the consent of Parent; (ii) (A) due to the absence of a quorum or (B) if the Company has not received proxies representing a sufficient number of shares for the Company Stockholder Approval, whether or not a quorum is present, to solicit additional proxies; or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company Stockholders prior to the Company Stockholders Meeting; provided, that the Company may not postpone or adjourn the Company Stockholders Meeting more than a total of two times pursuant to clause (ii) of this Section 5.4(c). Notwithstanding the foregoing, the Company shall, at the request of Parent, to the extent permitted by Law, adjourn the Company Stockholders Meeting to a date specified by Parent for the absence of a quorum or if the Company has not received proxies representing a sufficient number of shares for the Company Stockholder Approval; provided, that the Company shall not be required to adjourn the Company Stockholders Meeting more than one time pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding 10 Business Days. Except in the case of a Company Adverse Recommendation Change specifically permitted by Section 5.2(b), the Company, through the Company Board, shall (i) recommend that the Company Stockholders vote in favor of the adoption of this Agreement, (ii) include such recommendation in the Joint Proxy Statement and (iii) publicly reaffirm such recommendation within 24 hours after a request to do so by Parent or Merger Sub. Without limiting the generality of the foregoing, the Company agrees that (x) except in the event of a Company Adverse Recommendation Change specifically permitted by Section 5.2(b), the Company shall use its reasonable best efforts to solicit proxies to obtain the Company Stockholder Approval and to take all other action reasonably necessary or advisable to secure the vote or consent of its stockholders required by the rules of the NYSE or applicable Laws to obtain such approval and (y) its obligations pursuant to Section 5.4(a) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Company Acquisition Proposal or the occurrence of any Company Adverse Recommendation Change.
(d)    Parent may postpone or adjourn the Parent Stockholders Meeting solely (i) with the consent of the Company; (ii) (A) due to the absence of a quorum or (B) if Parent has not received proxies representing a sufficient number of shares for the Parent Stockholder Approval, whether or not a quorum is present, to solicit additional proxies; or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Parent Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Parent Stockholders prior to the Parent Stockholders Meeting; provided, that Parent may not postpone or adjourn the Parent Stockholders Meeting more than a total of two times pursuant to clause (ii) of this Section 5.4(d). Notwithstanding the foregoing,

Parent shall, at the request of the Company, to the extent permitted by Law, adjourn the Parent Stockholders Meeting to a date specified by the Company for the absence of a quorum or if Parent has not received proxies representing a sufficient number of shares for the Parent Stockholder Approval; provided, that Parent shall not be required to adjourn the Parent Stockholders Meeting more than one time pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding 10 Business Days. Except in the case of a Parent Adverse Recommendation Change specifically permitted by Section 5.3(b), Parent, through the Parent Board, shall (i) recommend that the Parent Stockholders vote in favor of the approval of the Stock Issuance and the adoption of the Parent Charter Amendment, (ii) include such recommendation in the Joint Proxy Statement and (iii) publicly reaffirm such recommendation within 24 hours after a request to do so by the Company. Without limiting the generality of the foregoing, Parent agrees that (x) except in the event of a Parent Adverse Recommendation Change specifically permitted by Section 5.3(b), Parent shall use its reasonable best efforts to solicit proxies to obtain the Parent Stockholder Approval and to take all other action reasonably necessary or advisable to secure the vote or consent of its stockholders required by the rules of the NYSE or applicable Laws to obtain such approval and (y) its obligations pursuant to Section 5.4(a) shall not be affected by the commencement, public proposal, public disclosure or communication to Parent or any other Person of any Parent Acquisition Proposal or the occurrence of any Parent Adverse Recommendation Change.
Section 5.5    Access to Information; Confidentiality.
(a)    Subject to applicable Law, each Party shall, and shall cause each of their respective Subsidiaries to, upon reasonable advance written notice by the other Parties, use reasonable best efforts to afford to the other Parties and their respective directors, officers and Representatives reasonable access during normal business hours, during the period prior to the First Effective Time or the termination of this Agreement in accordance with its terms, to all their respective properties, assets, books, contracts, commitments, personnel and records and, during such period, such Party shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to furnish promptly to the other Parties: (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other Parties may reasonably request (including Tax Returns filed and those in preparation and the work papers of its auditors); provided, however, that the foregoing shall not require any Party to disclose any information to the extent such disclosure would (i) contravene applicable Law, (ii) unreasonably interfere with such Party’s or its Subsidiaries’ business operations, (iii) violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement, (iv) waive the protection of any attorney-client or other legal privilege, (v) result in the disclosure of any personal information that would expose such Party to the risk of liability or (vi) constitute any testing, sampling or analysis of environmental media at any property or facility (commonly known as a Phase II) without that Party’s prior written consent; provided, further, that the Company or Parent, as applicable, shall inform the other Party as to the general nature of what is being withheld and the Company and Parent shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments. All such information shall be held confidential in accordance with the terms of the Confidentiality Agreement between Parent and the Company dated as of October 1, 2025 (the “Confidentiality Agreement”). No investigation pursuant to this Section 5.5 or information provided, made available or delivered to any Party pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties hereunder. Each of the Company and Parent, as it reasonably deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the Parties.
(b)    Nothing in this Section 5.5 will be construed to require any Party, its Subsidiaries or any of their respective directors, officers and Representatives to prepare any reports, analyses, appraisals, opinions or other information that is not typically prepared in the past practices of such Person.
Section 5.6    Regulatory Approvals; Consents.
(a)    Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including using reasonable best efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any Company Material Contract or Parent Material Contract, as applicable, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities, make all necessary registrations, declarations and filings and make all commercially reasonable efforts to obtain an approval or waiver from, or to avoid any Action by, any Governmental Entity, including filings under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice (provided, that the Company and Parent shall make all filings under the HSR Act within 20 Business Days following the date of this Agreement), and (iii) execute and deliver any additional instruments necessary to consummate the Transactions and fully to carry out the purposes of this Agreement. Notwithstanding anything to the contrary in this Agreement, the Parties shall consult with each other, take into consideration the views of the other Party in good faith and jointly direct all antitrust strategy in connection with review of the Transaction by any Governmental Entity, or any litigation by, or negotiations with, any antitrust authority or other Person relating to the transactions under Antitrust Laws and in all meetings, discussions, and communications with any Governmental Entity relating to obtaining antitrust approval for the Transactions. Each of the Parties shall furnish to each other Party such necessary information and reasonable assistance as such other Party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, Parent and the Company shall each have the right to review in advance, and to the extent practicable each shall consult with the other in connection with any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Transactions. In exercising the foregoing rights, each of Parent and the Company shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, the Company and Parent shall keep each other reasonably apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other with copies of notices or other written communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity and/or third party with respect to the Transactions, and, to the extent practicable under the circumstances, shall provide the other Party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection therewith.
(b)    In furtherance of the foregoing, the reasonable best efforts of Parent pursuant to Section 5.6(a) hereof shall require it to (and cause its Affiliates to) (i) agree or proffer to divest or hold separate (in a trust or otherwise), and take any other action with respect to, any of the assets or businesses of Parent or the Company or any of their respective Affiliates or, assuming the consummation of the Mergers, the Second Surviving Corporation or any of its Affiliates, (ii) agree or proffer to limit in any manner whatsoever or not to exercise any rights of ownership of any securities (including the shares of Company Common Stock), or (iii) enter into any agreement that in any way limits the ownership or operation of any business of Parent, the Company, the Second Surviving Corporation or any of their respective Affiliates, (each of the foregoing clauses (i)-(iii) a “Remedy Action”), provided, however, that Parent shall not be required to take (or cause its Affiliates to take) any Remedy Action that would reasonably be expected to, either individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of Parent, the Company and their respective Subsidiaries, taken as a whole, provided, further, however, that for this purpose, Parent, the Company and their respective Subsidiaries, taken as a whole, shall be deemed a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size of the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement. Notwithstanding anything to the contrary in this Agreement, neither Parent nor its Affiliates will be required to defend against the entry of any decree, order, or judgment that would restrain, prevent, or delay consummation of the Transactions, including the defense against any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement. Neither Party shall commit to or agree with any Governmental Entity to take or refrain from taking any action that may have the effect of delaying the expiration of the waiting period under the HSR Act or the consummation of the Transactions without first consulting with the other party in good faith and the other party consenting in writing to such action, which consent shall not unreasonably be withheld or delayed. Each Party shall not, and shall cause its respective Subsidiaries and Affiliates not to, agree to or consummate any transaction that would reasonably be expected to prevent or materially delay the Closing or the removal of any impediments to the Closing under Antitrust Law.
Section 5.7    Takeover Laws. The Company and the Company Board shall (a) take no action to cause the restrictions of any Takeover Law to become applicable to this Agreement or the Transactions and (b) if the restrictions of any Takeover Law are or become applicable to this Agreement or the Transactions, take all action reasonably necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of the restrictions of such Takeover Law with respect to this Agreement and the Transactions.
Section 5.8    Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such Party from any Governmental Entity in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (b) any other substantive notice or communication from any Governmental Entity in connection with the Transactions, (c) any Action commenced or, to such Party’s knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries that relate to the Transactions or (d) any change, condition or event (i) that renders or would reasonably be expected to render any representation or warranty of such Party set forth in this Agreement (disregarding any materiality qualification contained therein) to be untrue or inaccurate in any material respect or (ii) that results or would reasonably be expected to result in any failure of such Party to comply with or satisfy in any material respect any covenant, agreement or condition (including any condition set forth in Article VI) to be complied with or satisfied hereunder; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties hereunder.
Section 5.9    Indemnification, Exculpation and Insurance.
(a)    The Parent Parties agree that all rights to indemnification, exculpation and expense advancement and reimbursement existing in favor of the current or former directors and officers of the Company or any of its Subsidiaries or any Person who is or was serving at the request of the Company as a director, officer, employee, partner (limited or general) or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to an employee benefit plan (collectively, the “Indemnified Persons”) (x) as provided in an indemnification agreement with such Indemnified Persons as set forth on Section 5.9(a) of the Company Disclosure Letter and (y) in the Company Organizational Documents as in effect on the date of this Agreement, in each case, for acts or omissions occurring prior to or at the First Effective Time shall be assumed and performed by the Second Surviving Corporation and shall continue in full force and effect until the expiration of the applicable statute of limitations with respect to any claims against such Indemnified Persons arising out of such acts or omissions, except as otherwise required by applicable Law.
(b)    Parent, on behalf of the Second Surviving Corporation, shall fully prepay no later than immediately prior to the Closing, “tail” insurance policies with a claims period of six years from and after the Second Effective Time with recognized insurance companies for the Persons, who, as of the entry into of this Agreement, are covered by the Company’s existing directors’ and officers’ liability insurance (the “D&O Insurance”), with terms, conditions, retentions and levels of coverage that are at least as favorable as the Company’s existing D&O

Insurance with respect to matters existing or occurring at or prior to the First Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby) provided, that in no event shall Parent or the Second Surviving Corporation be required to pay annual premiums for insurance under this Section 5.9(b) in excess of 300% of the amount of the annual premiums paid by the Company for fiscal year 2025 for such purpose (which fiscal year 2025 premiums are hereby represented and warranted by the Company to be as set forth in Section 5.9(b) of the Company Disclosure Letter); provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent, on the Second Surviving Corporation’s behalf, shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.
(c)    In the event that the Second Surviving Corporation, or any of its respective successors or assigns, (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, the Second Surviving Corporation shall use its commercially reasonable efforts to cause proper provision to be made so that the successor and assignee of the Second Surviving Corporation assumes the obligations set forth in this Section 5.9.
(d)    The provisions of this Section 5.9 shall survive consummation of the Mergers and are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her legal representatives.
Section 5.10    Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the First Company Merger, and such other shares of Parent Common Stock to be reserved for issuance in connection with the First Company Merger, to be approved for listing on the NYSE, subject to official notice of issuance, prior to the First Effective Time.
Section 5.11    Stockholder Litigation. In the event any Action (but excluding any Action under or related to Antitrust Laws, for which Section 5.6 shall control) by any Governmental Entity or other Person (other than the Parties) is commenced or, to the knowledge of the Company or Parent, as applicable, threatened, that questions the validity or legality of the Transactions or seeks damages or an injunction in connection therewith, including stockholder litigation (“Transaction Litigation”), the Company or Parent, as applicable, shall promptly notify the other Party of such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. Each Party shall give the other Party a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation (at such other Party’s cost) and shall consider in good faith, acting reasonably, the other Party’s advice with respect to such Transaction Litigation; provided that the Party that is subject to such Transaction Litigation shall not offer or agree to settle any Transaction Litigation without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).
Section 5.12    Certain Tax Matters.

(a)    Each of Parent and the Company shall, and shall cause its Subsidiaries to, use its reasonable best efforts to cause the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither Parent nor the Company shall (nor shall they permit their respective Subsidiaries to) take any action (whether or not otherwise permitted under this Agreement), cause any action to be taken, or knowingly fail to take any action, which action or inaction would prevent or impede, or that could reasonably be expected to prevent or impede, the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent and the Company will notify the other Party promptly after becoming aware of any reason to believe that the Mergers, taken together, may not qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
(b)    This Agreement is intended to constitute, and the Parties hereto adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). The relevant Parties shall treat the Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant income Tax purposes, shall file all their Tax Returns consistent with such Tax treatment and, except to the extent otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code, take no Tax position inconsistent with such Tax treatment.
(c)    Each of Parent and the Company shall reasonably cooperate and use its reasonable efforts in order to obtain the opinion of counsel referred to in Section 6.3(e) and any opinions of counsel in respect of Tax matters required to be filed with the SEC in connection with the preparation, filing, and delivery of the S-4 or the Joint Proxy Statement. In connection therewith, (i) the Company shall deliver each applicable counsel that is rendering an opinion a duly authorized and executed officer’s certificate, dated as of the Closing Date (and, if requested, dated as of such additional dates as may be necessary in connection with the preparation, filing and delivery of the Form S-4 or the Joint Proxy Statement), containing such customary representations as shall be reasonably necessary or appropriate to enable such counsel to render each such required opinion (the “Company Officer’s Tax Certificate”), and (ii) Parent shall deliver to such counsel a duly authorized and executed officer’s certificate, dated as of the Closing Date (and, if requested, dated as of such additional dates as may be necessary in connection with the preparation, filing and delivery of the Form S-4 or the Joint Proxy Statement), containing such customary representations as shall be reasonably necessary or appropriate to enable such counsel to render each such required opinion (the “Parent Officer’s Tax Certificate”), and Parent and the Company shall provide such other information as reasonably requested by counsel for purposes of rendering the opinion described in Section 6.3(e) (or any opinions to be filed in connection with the Form S-4 or the Joint Proxy Statement).
Section 5.13    Dividends. After the date of this Agreement, subject to Section 5.1(a)(i) and Section 5.1(b)(i), each of the Company and Parent shall coordinate with the other on the declaration of any dividends in respect of Company Common Stock and Parent Common Stock and the record dates and payment dates relating thereto, it being the intention of the Parties that holders of Company Common Stock and Parent Common Stock shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of Company Common Stock, on the one hand, and any shares of Parent Common Stock any such holder receives in exchange therefor in the Mergers, on the other.
Section 5.14    Public Announcements. Each of the Parent Parties, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Mergers and the other Transactions and shall not issue any such press release or make any public announcement prior to such consultation and review; provided, that each of the Parent Parties, on the one hand, and the Company, on the other hand, (a) may issue any such press release or public statement as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system and (b) may issue public announcements or make other public disclosures regarding this Agreement or the Transactions that are consistent with that previously disclosed in press releases or public statements previously approved by either Party or made by either Party in compliance with this Section 5.14; provided, that the foregoing shall not apply to (x) any disclosure of information concerning this Agreement in connection with any dispute between the Parties regarding this Agreement or (y) internal announcements to employees that are not made public. The initial press release of the Parties announcing the execution of this Agreement shall be a joint press release of Parent and the Company in a form that is mutually agreed. Notwithstanding anything in this Section 5.14 to the contrary, no Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Acquisition Proposal or Parent Acquisition Proposal, as applicable, and matters related thereto or a Company Adverse Recommendation Change or Parent Adverse Recommendation Change other than as set forth in Section 5.2 or Section 5.3, as applicable. Prior to making any written communications to any employees of Parent, the Company or their respective Affiliates, pertaining to the treatment of compensation or benefits in connection with the Transactions or employment following the First Effective Time, each of the Company and Parent shall provide the other Party with a copy of the intended communication, the receiving Party shall have a reasonable period of time to review and comment on such communication and the providing Party shall give reasonable and good faith consideration to any comments made by the receiving Party with respect thereto.
Section 5.15    Section 16 Matters. Prior to the First Effective Time, each of Parent and the Company shall take all such steps as may be reasonably necessary or appropriate to cause the Transactions, including any dispositions of Company Common Stock (including derivative securities with respect to such Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to such Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Laws.

Section 5.16    Parent Consent. Promptly following the execution of this Agreement, Parent will, in accordance with applicable Law and in its capacity as the sole stockholder of Merger Sub, execute and deliver to the Company the Parent Consent.
Section 5.17    Obligations of Parent. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement.
Section 5.18    Treatment of Indebtedness.
(a)    Prior to the Closing Date, the Company shall, as requested by Parent in writing delivered at least ten Business Days prior to any minimum required notice deadline in the applicable agreement, (i) deliver (or cause to be delivered) notices of the payoff, prepayment, discharge and termination of any outstanding Indebtedness or obligations of the Company and each applicable Subsidiary of the Company as required under the Company Credit Agreement (the amounts outstanding under the Company Credit Agreement, the “Company Indebtedness Payoff Amount”); provided that any such notices will be required only if expressly conditioned upon the Closing, (ii) take all other actions within its reasonable control and reasonably required to facilitate the repayment of the Company Indebtedness Payoff Amount, including the termination of the commitments under the Company Credit Agreement, in each case, substantially concurrently with the First Effective Time, and (iii) obtain customary payoff or termination letters or other similar evidence with respect to the Company Credit Agreement in sufficient form to terminate all Liens, all guaranties and other obligations thereunder (other than contingent obligations for which no claim has been made and which expressly survive the termination thereof), drafts of which shall have been provided at least two Business Days prior to the Closing Date (with executed, as applicable, copies thereof to be provided as soon as available, and in no case later than the Closing Date) (and which payoff letters shall be subject to customary conditions). Parent shall (x) irrevocably pay off, or cause to be paid off, substantially contemporaneously with the First Effective Time, the Company Indebtedness Payoff Amount (if any) and (y) take all actions within its control to provide all customary cooperation as may be reasonably requested by the Company to assist the Company in connection with its obligations under this Section 5.18. For the avoidance of doubt, (A) the Company and its Subsidiaries shall have no obligation to make any payment in respect of the Company Indebtedness Payoff Amount or in respect of any notice delivered under clause (i) of this Section 5.18, and Parent shall not make (or cause to be made) any payment in respect of the Company Indebtedness Payoff Amount, prior to the First Effective Time and (B) the Company shall not be obligated to terminate or discharge (or make or cause to become effective any such action) the Company Credit Agreement prior to the First Effective Time.
(b)     (i) The Company shall timely provide or cause to be provided to the trustee under each Company Senior Notes Indenture, in accordance with the provisions of such Company Senior Notes Indenture, any notices, announcements, certificates, filings or legal opinions required by the applicable Company Senior Notes Indenture to be provided in connection with the Transactions at or prior to the First Effective Time or the Second Effective Time (as the case may be), including timely providing to the trustee under the applicable Company Senior Notes Indentures supplemental indentures effective as of the First Effective

Time or the Second Effective Time (as the case may be), as necessary, complying with the applicable requirements of such Company Senior Notes Indenture, together with any related certificates, legal opinions and other documents required by such Company Senior Notes Indenture to be delivered in connection with such supplemental indenture, (ii) Parent shall timely provide or cause to be provided to the trustee under each Parent Senior Notes Indenture, in accordance with the provisions of such Parent Senior Notes Indenture, any notices, announcements, certificates, filings or legal opinions required by the applicable Parent Senior Notes Indenture to be provided in connection with the Transactions at or prior to the First Effective Time or the Second Effective Time (as the case may be), including timely providing to the trustee under the applicable Parent Senior Notes Indentures supplemental indentures effective as of the First Effective Time or the Second Effective Time (as the case may be), as necessary, complying with the applicable requirements of such Parent Senior Notes Indenture, together with any related certificates, legal opinions and other documents required by such Parent Senior Notes Indenture to be delivered in connection with such supplemental indenture, and (iii) the Company and Parent shall (x) take all other actions that may be required under each Company Senior Notes Indenture and each Parent Senior Notes Indenture in connection with the Transactions at and prior to the First Effective Time or the Second Effective Time and (y) reasonably cooperate with each other to provide all assistance reasonably requested by Company and Parent that are customary or necessary in connection with this Section 5.18. Parent and its counsel and Company and its counsel, as applicable, shall be given a reasonable opportunity to review and comment on each such document or instrument, in each case, before such document or instrument is provided to a trustee under any Company Senior Notes Indenture or Parent Senior Notes Indenture, and the Company and Parent shall give reasonable and good faith consideration to any comments made by Parent and its counsel and Company and its counsel, as applicable.
(c)    Without Parent’s prior written consent, the Company will not, and will cause its directors, officers and Representatives not to, amend or supplement any Company Senior Notes Indenture except as provided in Section 5.18(b). Without the Company’s prior written consent, Parent will not, and will cause its directors, officers and Representatives not to, amend or supplement any Parent Senior Notes Indenture except as provided in Section 5.18(b) and Section 5.18(f).
(d)    From and after the date hereof and prior to the earlier of the Closing and the valid termination of this Agreement, the Company shall, and shall cause its Subsidiaries to (and each shall use commercially reasonable efforts to cause its respective directors, officers and Representatives to), in each case, use commercially reasonable efforts to cooperate with Parent and its financing sources in connection with the arrangement, syndication, documentation, and consummation of Parent’s new or upsized credit facility (the “Upsized Parent Credit Facility”), at Parent’s sole cost and expense, including by:
(i)    providing customary financial information and other data reasonably requested by Parent or its financing sources in each case as shall exist (or be customarily prepared by the Company and its Subsidiaries in the ordinary course of business);

(ii)    participating in a reasonable number of meetings, presentations, and due diligence sessions (including with prospective lenders);
(iii)    subject to Section 5.18(e) below, furnishing information and executing and delivering such documents as may be reasonably necessary to assist Parent in connection with the Upsized Parent Credit Facility, including customary authorization letters, lender presentations, and information memoranda;
(iv)    reasonably cooperating with Parent’s efforts to obtain ratings from rating agencies, if applicable; and
(v)    subject to Section 5.18(e) below, providing all customary certifications or representations regarding the accuracy of Company information furnished for inclusion in any offering or information memorandum.
(e)    Notwithstanding anything to the contrary herein, nothing in this Section 5.18 shall require the Company or any of its Subsidiaries to pay any commitment or other fees or any costs or expenses, or incur any other liability, in connection with the Upsized Parent Credit Facility or any other financing obtained by Parent in connection with the Transactions (collectively, “Financing”) prior to the First Effective Time. Moreover, none of the Company nor any Subsidiary or Affiliate thereof shall be required to (1) take any action (x) that will conflict with or violate any Laws or that could reasonably be expected to result in a violation or breach of, or default under, any contract to which the Company or any of its Subsidiaries is a party or any organizational documents of the Company or any Subsidiary thereof, or (y) that would cause any representation, warranty or other provision in this Agreement to be breached by the Company, its Subsidiaries or Affiliates, which breach if occurring or continuing at the First Effective Time would result in the failure of any of the conditions set forth in this Agreement, (2) (A) pass resolutions or consents, (B) approve or authorize the execution of, or execute any document, agreement, certificate or instrument (other than the customary authorization letters referenced in Section 5.18(d)(iii)) in connection with any Financing (except to the extent such document, agreement, certificate or instrument is not effective prior to the First Effective Time) or (B) provide or cause its legal counsel to provide any legal opinions in connection with a Financing, (3) make any representation, warranty or certification with respect to any Financing prior to the First Effective Time (other than with respect to the customary authorization letters referenced in Section 5.18(d)(iii)), (4) provide, and the Parent shall be solely responsible for, (A) any information regarding any projections, ownership or an as-adjusted capitalization table or any pro forma financial information or statements, or any financial statements in form or substance not customarily prepared by the Company and its Subsidiaries in the ordinary course of business, (B) all marketing materials and other documents used in connection with any Financing (subject to Section 5.18(d)(ii) and Section 5.18(d)(iii)) and (C) any description of all or any component of any such Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”; in each case, for the avoidance of doubt, other than any financial, reserve or other pertinent information reasonably necessary for Parent to prepare such pro forma financial statements or description, (5) provide access to or disclose information to any Person, to the extent that the Company, its Subsidiaries or any of their Affiliates determines in good faith that providing access or disclosure would jeopardize any attorney-client privilege or other similar privilege or protection of the Company, the Company Subsidiaries or any of their Affiliates in respect of such information; provided, that the Company shall inform Parent as to the general nature of what is being withheld and the Company and Parent shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, or (6) take any action that would unreasonably interfere with the ongoing operations of the Company or its Subsidiaries. Neither the Company’s nor the Parent’s respective directors, officers, managers, members, employees, stockholders, Representatives or Affiliates shall have any liability or obligation under any document entered into in connection with any Financing. Parent shall, promptly on request by the Company, reimburse the Company, its Subsidiaries and their Affiliates for all reasonable, documented and invoiced out-of-pocket costs (including reasonable, documented and invoiced out-of-pocket attorneys’ fees) incurred in good faith by them or their Representatives in connection with the cooperation described in Section 5.18 and shall indemnify and hold harmless the Indemnified Persons from and against any and all losses suffered or incurred by them in connection with any Financing, any action taken by them at the request of Parent or its Representatives pursuant to Section 5.18 and any information used in connection therewith except to the extent suffered or incurred as a result of the bad faith, gross negligence, willful misconduct or breach of this Agreement by any Indemnified Person.
(f)    Prior to the First Effective Time, the Company and Parent shall reasonably cooperate so that some or all of the Parent Senior Notes Indentures and the Company Senior Notes Indentures are amended and supplemented effective as of, or as promptly as practicable following, the Second Effective Time in accordance with the provisions of the applicable Parent Senior Notes Indentures and the Company Senior Notes Indentures in order for the Subsidiaries of the Company or Parent to provide a full and unconditional guarantee of Parent’s obligations under the Parent Senior Notes or the Company Senior Notes (as applicable), including timely providing to the trustee under the applicable Parent Senior Notes Indentures and Company Senior Notes Indentures supplemental indentures effective as of the Second Effective Time, as necessary, complying with the applicable requirements of such Parent Senior Notes Indenture or Company Senior Notes Indenture, together with any related certificates required by the such Parent Senior Notes Indenture or Company Senior Notes Indenture to be delivered in connection with such supplemental indenture.
(g)    Parent agrees and confirms that its obligations under this Agreement are in no way subject to or conditioned upon obtaining any financing (including, without limitation, any Financing).
Section 5.19    Employee Matters.
(a)    For a period of 12 months following the First Effective Time, Parent shall or shall cause its Subsidiaries to provide employees of Parent, the Company and their respective Subsidiaries who remain employed immediately following the First Effective Time (“Continuing Employees”) and during such period of continued employment with: (i) base salaries or hourly wage rates, as applicable, that are no less favorable than those in effect for such Continuing

Employees immediately prior to the First Effective Time, (ii) target annual cash bonus opportunities that are no less favorable than those in effect for such Continuing Employees immediately prior to the First Effective Time; provided that, if a Continuing Employee does not have a target annual cash bonus opportunity immediately prior to the First Effective Time, such Continuing Employee shall be provided with a target annual cash bonus opportunity that is no less favorable than the target annual cash bonus opportunity provided by Parent and its Subsidiaries to similarly situated employees of Parent and its Subsidiaries, (iii) target equity incentive compensation opportunities that are no less favorable than the target equity incentive compensation opportunities provided by Parent and its Subsidiaries to similarly situated employees of Parent and its Subsidiaries (provided that any annual equity incentive awards granted prior to the Closing in accordance with this Agreement shall count towards the satisfaction of this obligation), (iv) employee benefits (other than long-term incentive compensation, defined benefit pension benefits, non-qualified deferred compensation, and retiree welfare benefits) that are no less favorable in the aggregate than either, as determined in Parent’s sole discretion: (A) those offered to such Continuing Employees immediately prior to the First Effective Time or (B) those offered to similarly situated individuals employed by Parent and its Subsidiaries prior to the First Effective Time, and (v) severance benefits that are no less favorable than those severance benefits set forth on Section 5.19(a) of the Company Disclosure Letter or Section 5.19(a) of the Parent Disclosure Letter, as applicable.
(b)    With respect to any employee benefit plans maintained by Parent or its Subsidiaries in which Continuing Employees are eligible to participate following the First Effective Time, Parent shall or shall cause its Subsidiaries to: (i) recognize all service of Continuing Employees with Parent, the Company or any of their respective Subsidiaries or predecessor entities, as the case may be, for purposes of determining eligibility to participate, vesting, accruals, and entitlement to benefits where length of service is relevant (other than benefit accruals under a defined benefit pension plan) to the extent such service is recognized under the corresponding Company Plan or Parent Plan, as applicable, (ii) use commercially reasonable efforts to seek to waive any pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements and (iii) use commercially reasonable efforts to provide credit for any co-payments and deductibles incurred prior to the First Effective Time in the plan year in which the First Effective Time occurs for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such employee benefit plans that may apply as of or following the First Effective Time.
(c)    Effective as of the day prior to the Closing Date but contingent upon the Closing, the Company shall cause to be approved board resolutions, in a form reasonably satisfactory to Parent, terminating the Civitas Resources, Inc. 401(k) Plan (the “Company 401(k) Plan”) unless Parent provides written notice to the Company that the Company 401(k) Plan shall not be terminated. Effective as of, or as soon as administratively practicable following, the Closing, each Continuing Employees who participated in the Company 401(k) Plan shall be eligible to participate in a tax-qualified defined contribution plan established or designated by Parent (the “Parent 401(k) Plan”), subject to the terms and conditions of the Parent 401(k) Plan. As soon as practicable after the Closing and to the extent not prohibited under applicable Law, Parent shall take all action necessary to provide that each Continuing Employees who participated in the Company 401(k) Plan may elect to rollover his or her full account balance (including cash, notes (in the case of loans) or a combination thereof) in the Company 401(k) Plan to the Parent 401(k) Plan.
(d)    It is acknowledged and agreed that the consummation of the Transactions will constitute a “change of control” (or “change in control” or transaction of similar import) for purposes of those Company Plans set forth on Section 5.19(d) of the Company Disclosure Letter. From and after the First Effective Time, the Second Surviving Corporation shall (and Parent shall cause the Second Surviving Corporation to) assume and honor such Company Plans in accordance with the terms thereof, as such may be amended or terminated in accordance with their terms.
(e)    Without limiting the generality of foregoing, nothing in this Section 5.19, express or implied: (i) is intended to confer any rights, benefits or, remedies under this Agreement upon any person (including any Continuing Employees) to continued employment, service or any severance or other benefits from Parent or Company or any of their respective Subsidiaries; (ii) is intended to require any Party (or any Affiliate thereof) to maintain any specific level of benefits for any Continuing Employees for any specific period of time; (iii) shall be construed as an amendment to any employee benefit plan or similar arrangement; or (iv) shall constitute a limitation on the Parties’ rights to amend, modify or terminate, either before or after the Closing, any employee benefit plan or similar arrangement.
ARTICLE VI
CONDITIONS PRECEDENT
Section 6.1    Conditions to Each Party’s Obligation to Effect the Mergers. The obligation of each Party to effect the Mergers is subject to the satisfaction at or prior to the First Effective Time of the following conditions:
(a)    Stockholder Approvals. The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.
(b)    Antitrust Laws. Any applicable waiting period (and any extension thereof) under the HSR Act or any other Antitrust Law relating to the Transactions, as well as any agreement not to close embodied in a “timing agreement” between the Parties and a Governmental Entity, shall have expired or been terminated.
(c)    No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, prohibits or makes illegal the consummation of the Mergers.

(d)    NYSE Listing. The shares of Parent Common Stock to be issued in the First Company Merger as provided for in Article II shall have been approved for listing on the NYSE, subject to official notice of issuance.
(e)    Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened.
Section 6.2    Conditions to the Obligations of the Parent Parties. The obligation of the Parent Parties to effect the Mergers is also subject to the satisfaction, or waiver by Parent, at or prior to the First Effective Time of the following conditions:
(a)    Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 3.1(a)(i), Section 3.2, Section 3.4, Section 3.9(b) and Section 3.28 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except (x) with respect to Section 3.2, for any de minimis inaccuracies and (y) to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (ii) each of the representations and warranties of the Company set forth in this Agreement (other than those referred to in the preceding clause (i)) shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any individual such representation or warranty), in each case as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any individual such representation or warranty) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)    Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the First Effective Time.
(c)    Officers’ Certificate. Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(d).
(d)    Absence of Company Material Adverse Effect. Since the date of this Agreement there shall not have occurred any event, change, circumstance, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
Section 6.3    Conditions to the Obligations of the Company. The obligation of the Company to effect the Mergers is also subject to the satisfaction, or waiver by the Company, at or prior to the First Effective Time of the following conditions:

(a)    Representations and Warranties. (i) Each of the representations and warranties of the Parent Parties set forth in Section 4.1(a)(i), Section 4.2, Section 4.4, Section 4.9(b) and Section 4.28 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except (x) with respect to Section 4.2, for any de minimis inaccuracies and (y) to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (ii) each of the representations and warranties of the Parent Parties set forth in this Agreement (other than those referred to in the preceding clause (i)) shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty), in each case as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)    Performance of Obligations of the Parent Parties. The Parent Parties shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the First Effective Time.
(c)    Officers’ Certificate. The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(d).
(d)    Absence of Parent Material Adverse Effect. Since the date of this Agreement there shall not have occurred any event, change, circumstance, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.
(e)    Tax Opinion. The Company shall have received an opinion from Kirkland & Ellis LLP, counsel to the Company (or if Kirkland & Ellis LLP is unable to deliver such opinion, Gibson, Dunn & Crutcher LLP or another nationally recognized law firm reasonably satisfactory to the Company), in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this clause (e), such counsel shall have received and may rely upon the Parent Officer’s Tax Certificate and the Company Officer’s Tax Certificate and such other information reasonably requested by and provided to it by Parent or the Company for purposes of rendering such opinion.
Section 6.4    Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Party’s breach of this Agreement.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER
Section 7.1    Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the First Effective Time, whether before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained (with any termination by Parent also being an effective termination by Merger Sub):
(a)    by mutual written consent of Parent and the Company;
(b)    by either Parent or the Company:
(i)    if the Mergers shall not have been consummated on or before 11:59 p.m. Eastern Time on August 3, 2026 (such date, the “Initial Outside Date”, and the Initial Outside Date, as it may be extended pursuant to this Section 7.1(b)(i), the “Outside Date”); provided, however, that if, as of the Initial Outside Date, any of the conditions set forth in Section 6.1(b) and Section 6.1(c) (to the extent relating to any Antitrust Laws) shall not have been satisfied or waived, but all of the other conditions set forth in Article VI have been satisfied or waived (or are then capable of being satisfied if the Closing were to take place on such date in the case of those conditions to be satisfied at the Closing), then the Initial Outside Date shall automatically be extended to November 2, 2026; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any Party whose failure to fulfill in any material respect any of its obligations under this Agreement has been the primary cause of, or the primary factor that resulted in, the failure of the Mergers to be consummated by the Outside Date;
(ii)    if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the Transactions and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable;
(iii)    if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; or
(iv)    if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of the Stock Issuance and the adoption of the Parent Charter Amendment was taken;
(c)    by Parent:
(i)    if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 5.2, as to which Section 7.1(c)(ii)(D) will apply), or if any representation or warranty of the Company shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the First Effective Time (A) would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to the Company of such breach or failure; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if any Parent Party is then in material breach of any of its covenants or agreements set forth in this Agreement such that Section 6.3(a) or Section 6.3(b) would not be satisfied; or
(ii)    at any time prior to the receipt of the Company Stockholder Approval, if (A) a Company Adverse Recommendation Change shall have occurred, (B) the Company shall, within 10 Business Days of a tender or exchange offer relating to securities of the Company having been publicly commenced, fail to publicly recommend against such tender or exchange offer, (C) the Company shall have failed to publicly reaffirm the Company Recommendation within 10 Business Days after the date any Company Acquisition Proposal or any material modification thereto is first publicly announced, to the Company Stockholders upon a written request to do so by Parent, or (D) the Company shall have materially breached Section 5.2.
(d)    by the Company:
(i)    if any Parent Party shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 5.3, as to which Section 7.1(d)(ii)(D) will apply), or if any representation or warranty of the Parent Parties shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the First Effective Time (A) would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to Parent of such breach or failure; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in material breach of any of its covenants or agreements set forth in this Agreement such that Section 6.2(a) or Section 6.2(b) would not be satisfied; or
(ii)    at any time prior to the receipt of the Parent Stockholder Approval, if (A) a Parent Adverse Recommendation Change shall have occurred, (B) Parent shall, within 10 Business Days of a tender or exchange offer relating to securities of Parent having been publicly commenced, fail to publicly recommend against such tender or exchange offer, (C) Parent shall have failed to publicly reaffirm the Parent Recommendation within 10 Business Days after the date any Parent Acquisition Proposal or any material modification thereto is first publicly announced, to the Parent Stockholders upon a written request to do so by the Company, or (D) Parent shall have materially breached Section 5.3.
The Party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give written notice of such termination to the other Party.

Section 7.2    Effect of Termination. In the event of the valid termination of the Agreement, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of the Parties, provided, that:
(a)    the Confidentiality Agreement and the provisions of Section 3.28 and Section 4.28 (Brokers), Section 5.14 (Public Announcements), this Section 7.2, Section 7.3 (Fees and Expenses), Section 8.2 (Notices), Section 8.5 (Entire Agreement), Section 8.6 (No Third Party Beneficiaries), Section 8.7 (Governing Law), Section 8.8 (Submission to Jurisdiction), Section 8.9 (Assignment; Successors), Section 8.10 (Specific Performance), Section 8.12 (Severability), Section 8.13 (Waiver of Jury Trial) and Section 8.16 (No Presumption Against Drafting Party) shall survive the termination hereof; and
(b)    no such termination shall relieve any Party from any liability or damages arising out of a Willful and Material Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or Fraud, in which case the non-breaching Party shall be entitled to all rights and remedies available at law or in equity.
Section 7.3    Fees and Expenses.
(a)    Except as otherwise expressly provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such fees or expenses, whether or not the Mergers are consummated, except that the expenses incurred in connection with the filing, printing and mailing of the Form S-4 and the Joint Proxy Statement, and all filing and other fees paid to the SEC or in respect of the HSR Act, in each case in connection with the Mergers (other than attorneys’ fees, accountants’ fees and related expenses), shall be shared equally by Parent and the Company.
(b)    In the event that:
(i)    (A) a Company Acquisition Proposal is publicly announced directly to the Company Stockholders or is otherwise publicly disclosed or otherwise publicly communicated to Company Stockholders, (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) (Outside Date) or Section 7.1(b)(iii) (Company Stockholder Approval Not Obtained) or by Parent pursuant to Section 7.1(c)(i) (Company Terminable Breach), and (C) within one year after the date of such termination, (1)(x) the Company enters into an agreement in respect of any Company Acquisition Proposal or (y) recommends or submits any Company Acquisition Proposal to its stockholders for adoption or (2) any transaction in respect of any Company Acquisition Proposal is consummated, which, in each case, need not be the same Company Acquisition Proposal that was publicly made, disclosed or communicated prior to termination hereof (provided, that for purposes of this clause (C), each reference to “20%” in the definition of “Company Acquisition Proposal” shall be deemed to be a reference to “50%”);
(ii)    this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii) (Company Adverse Recommendation Change; Breach of Non-Solicitation Obligations); or

(iii)    this Agreement is terminated by the Company pursuant to Section 7.1(b)(iii) (Company Stockholder Approval Not Obtained) and, at the time of such termination pursuant to Section 7.1(b)(iii) (Company Stockholder Approval Not Obtained), Parent had the right to terminate this Agreement pursuant to Section 7.1(c)(ii) (Company Adverse Recommendation Change);
then, in any such event, the Company shall pay to Parent a fee of $85,000,000 (the “Company Termination Fee”) less the amount of Parent Expenses previously paid to Parent (if any) pursuant to Section 7.3(d), it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion; provided, that the payment by the Company of the Company Termination Fee pursuant to this Section 7.3 shall not relieve the Company from any liability or damage resulting from a Willful and Material Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or Fraud.
(c)    In the event that:
(i)    (A) a Parent Acquisition Proposal is publicly announced directly to Parent Stockholders or is otherwise publicly disclosed or otherwise publicly communicated to Parent Stockholders by the counterparty hereto, (B) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(i) (Outside Date) or Section 7.1(b)(iv) (Parent Stockholder Approval Not Obtained) or by the Company pursuant to Section 7.1(d)(i) (Parent Terminable Breach), and (C) within one year after the date of such termination, (1)(x) Parent enters into an agreement in respect of any Parent Acquisition Proposal or (y) recommends or submits any Parent Acquisition Proposal to its stockholders for adoption or (2) a transaction in respect of any Parent Acquisition Proposal is consummated, which, in each case, need not be the same Parent Acquisition Proposal that was publicly made, disclosed or communicated prior to termination hereof (provided, that for purposes of this clause (C), each reference to “20%” in the definition of “Parent Acquisition Proposal” shall be deemed to be a reference to “50%”);
(ii)    this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii) (Parent Adverse Recommendation Change; Breach of Non-Solicitation Obligations); or
(iii)    this Agreement is terminated by Parent pursuant to Section 7.1(b)(iv) (Parent Stockholder Approval Not Obtained) and, at the time of such termination pursuant to Section 7.1(b)(iv) (Parent Stockholder Approval Not Obtained), the Company had the right to terminate this Agreement pursuant to Section 7.1(d)(ii) (Parent Adverse Recommendation Change);
then, in any such event, Parent shall pay to the Company a fee of $79,000,000 (the “Parent Termination Fee”) less the amount of Company Expenses previously paid to the Company (if any) pursuant to Section 7.3(e), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion; provided, that the payment by Parent of the Parent Termination Fee pursuant to this Section 7.3 shall not relieve Parent from any liability or damage resulting from a Willful and Material Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or Fraud.

(d)    In the event that this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iii) (Company Stockholder Approval Not Obtained) under circumstances in which the Company Termination Fee is not then payable pursuant to Section 7.3(b)(i), then the Company shall reimburse Parent and its Affiliates for all of their reasonable and documented out-of-pocket fees and expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to the Parent Parties and their respective Affiliates) incurred by the Parent Parties or on their behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the Transactions (the “Parent Expenses”), in an amount equal to $26,000,000; provided, that the payment by the Company of the Parent Expenses pursuant to this Section 7.3(d), (i) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to Section 7.3(b) except to the extent indicated in such Section and (ii) shall not relieve the Company from any liability or damage resulting from a Willful and Material Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or Fraud.
(e)    In the event that this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iv) (Parent Stockholder Approval Not Obtained) under circumstances in which the Parent Termination Fee is not then payable pursuant to Section 7.3(c)(i), then Parent shall reimburse the Company and its Affiliates for all of their reasonable out-of-pocket fees and expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to the Company and its Affiliates) incurred by the Company or on its behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the Transactions (the “Company Expenses”), in an amount equal to $24,000,000; provided, that the payment by Parent of the Company Expenses pursuant to this Section 7.3(e), (i) shall not relieve Parent of any subsequent obligation to pay the Parent Termination Fee pursuant to Section 7.3(c) except to the extent indicated in such Section and (ii) shall not relieve Parent from any liability or damage resulting from a Willful and Material Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or Fraud. Parent shall pay the Company Expenses within two Business Days after the date of termination to the Company by wire transfer of immediately available funds.
(f)    Payment of the Company Termination Fee shall be made by wire transfer of same-day funds to the accounts designated by Parent (i) on the earliest of the execution of a definitive agreement with respect to, submission to the stockholders of, or consummation of, any transaction contemplated by a Company Acquisition Proposal, as applicable, in the case of a Company Termination Fee payable pursuant to Section 7.3(b)(i) or (ii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of termination by (x) Parent pursuant to Section 7.1(c)(ii) or (y) the Company pursuant to Section 7.1(b)(iii) if, at the time of such termination pursuant to Section 7.1(b)(iii), Parent had the right to terminate this Agreement pursuant to Section 7.1(c)(ii). Payment of the Parent Expenses shall be made by wire transfer of same-day funds to the accounts designated by Parent within two Business Days after the date of termination.

(g)    Payment of the Parent Termination Fee shall be made by wire transfer of same-day funds to the accounts designated by the Company (i) on the earliest of the execution of a definitive agreement with respect to, submission to the stockholders of, or consummation of, any transaction contemplated by a Parent Acquisition Proposal, as applicable, in the case of a Parent Termination Fee payable pursuant to Section 7.3(c)(i) or (ii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of termination by (x) the Company pursuant to Section 7.1(d)(ii) or (y) Parent pursuant to Section 7.1(b)(iv) if, at the time of such termination pursuant to Section 7.1(b)(iv), the Company had the right to terminate this Agreement pursuant to Section 7.1(d)(ii). Payment of the Company Expenses shall be made by wire transfer of same-day funds to the accounts designated by the Company within two Business Days after the date of termination.
(h)    Each Party acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, the other Parties would not enter into this Agreement. Accordingly, if Parent or the Company, as applicable, fails to promptly pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent or the Company, as applicable, commences a suit that results in a judgment against the Company or Parent, as applicable, for the amounts set forth in this Section 7.3, the paying Party shall pay to the other Party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.
(i)    Notwithstanding any other provision of this Agreement, the Parties agree that each of the Parent Termination Fee and the Company Termination Fee constitute liquidated damages, and not a penalty, in reasonable amounts that will compensate Parent or the Company, as applicable, in the circumstances in which such fees are payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amounts would otherwise be impossible to calculate with precision; provided, that nothing herein shall relieve any Party from liability arising out of or the result of a Willful and Material Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or Fraud. The Parties further agree that the terms of this Agreement do not confer upon either Parent or the Company “a right or obligation with respect to” Company Common Stock within the meaning of Section 1234A of the Code.
Section 7.4    Amendment or Supplement. This Agreement may be amended, modified or supplemented by the Parties by action taken or authorized by their respective boards of directors at any time prior to the First Effective Time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the Company Stockholders without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties in interest at the time of the amendment.
Section 7.5    Extension of Time; Waiver. At any time prior to the First Effective Time, the Parties may, by action taken or authorized by their respective boards of directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other Parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the Company Stockholders, as applicable, without such further approval or adoption. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.
ARTICLE VIII
GENERAL PROVISIONS
Section 8.1    Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the First Effective Time, other than those covenants or agreements of the Parties which by their terms apply, or are to be performed in whole or in part, after the First Effective Time.
Section 8.2    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally or by email; provided, that, with respect to notice by email, no “bounce back” or similar message of nondelivery is received with respect thereto, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(i)    if to any Parent Party, the First Surviving Corporation or the Second Surviving Corporation to:
SM Energy Company
1700 Lincoln Street, Suite 3200
Denver, Colorado 80203
Attention: General Counsel
E-mail: jlebeck@sm-energy.com
with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
2001 Ross Avenue, Suite 2100
Dallas, Texas 75201
Attention:    Jeffrey A. Chapman;
    Jonathan Whalen;
    Robyn E. Zolman
E-mail:    JChapman@gibsondunn.com;
    JWhalen@gibsondunn.com;
    RZolman@gibsondunn.com
(ii)    if to the Company, to:
Civitas Resources, Inc.
555 17th Street, Suite 3700
Denver, Colorado 80202
Attention: General Counsel
E-mail: amilton@civiresources.com
with a copy (which shall not constitute notice) to:
Kirkland & Ellis LLP
609 Main Street, Suite 4700
Houston, Texas 77002
Attention:    Douglas E. Bacon, P.C.;
    Julian Seiguer, P.C.;
    Kim Hicks, P.C.;
    Patrick Salvo
E-mail:    douglas.bacon@kirkland.com;
    julian.seiguer@kirkland.com;
    kim.hicks@kirkland.com;
    patrick.salvo@kirkland.com
Section 8.3    Certain Definitions. For purposes of this Agreement:
(a)    “Action” means any action, suit, claim, arbitration, audit, investigation, inquiry, grievance or other proceeding by or before any Governmental Entity.

(b)    “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.
(c)    “Antitrust Laws” means all applicable Laws designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, lessening of competition or restraint of trade, including the HSR Act.
(d)    “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by applicable Law to be closed;
(e)    “Company Credit Agreement” means the Amended and Restated Credit Agreement dated November 1, 2021, by and between the Company, as borrower thereunder, and JPMorgan Chase Bank, N.A., as administrative agent and issuing bank thereunder, and the lenders and other issuing banks party thereto, as may be amended or otherwise modified from time to time in accordance with its terms.
(f)    “Company Equity Plans” means the Company 2024 Long Term Incentive Plan, the Company 2021 Long Term Incentive Plan, the Extraction Oil & Gas, Inc. 2021 Long Term Incentive Plan and the Bonanza Creek Energy, Inc. 2017 Long Term Incentive Plan, in each case, as amended from time to time, and any other equity award plan of the Company.
(g)    “Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.
(h)    “Company Option Award” means an award of options to purchase shares of Company Common Stock granted under the Company Equity Plans or otherwise.
(i)    “Company PSU Award” means an award of performance stock units in respect of Company Common Stock granted under the Company Equity Plans or otherwise.
(j)    “Company RSU Award” means an award of restricted stock units in respect of Company Common Stock (other than Company PSU Awards) granted under the Company Equity Plans or otherwise, which, for clarity, includes awards of “deferred” restricted stock units granted to non-employee directors.
(k)    “Company Senior Notes” means, collectively, (i) the 5.000% Senior Notes due 2026 issued pursuant to that certain Indenture, dated as of October 13, 2021, among Bonanza Creek Energy, Inc., the guarantors party thereto from time to time and Wells Fargo Bank, National Association, as trustee, (ii) the 8.375% Senior Notes due 2028 issued pursuant to that certain Indenture, dated as of June 29, 2023, among the Company, the guarantors party thereto from time to time and Computershare Trust Company, N.A., as trustee, (iii) the 8.625% Senior Notes due 2030 issued pursuant to that certain Indenture, dated as of October 17, 2023, among the Company, the guarantors party thereto from time to time and Computershare Trust Company, N.A., as trustee, (iv) the 8.750% Senior Notes due 2031 issued pursuant to that certain Indenture, dated as of June 29, 2023, among the Company, the guarantors party thereto from time to time and Computershare Trust Company, N.A., as trustee, and (v) the 9.625% Senior Notes due 2033 issued pursuant to that certain Indenture, dated as of June 3, 2025, among the Company, the guarantors party thereto from time to time and Computershare Trust Company, N.A., as trustee.
(l)    “Company Senior Notes Indentures” means, collectively, the indentures governing the Company Senior Notes, each as may be amended, supplemented or otherwise modified in accordance with their terms.
(m)    “Company Warrant Agreement” means that certain Tranche B Warrant Agreement, dated November 1, 2021, between the Company and Broadridge Corporate Issuer Solutions, Inc.
(n)    “Company Warrants” means, collectively, those certain warrants issued pursuant to the Company Warrant Agreement.
(o)    “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
(p)    “COPAS” means the accounting standards promulgated by the Council of Petroleum Accountants Society.
(q)    “Derivative Transaction” means any “swap” (as defined in Section 1(a)(47)(A) of the Commodity Exchange Act, as amended (without giving effect to any exemptions therefrom)) any collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any “swap”, and any related credit support, collateral or other similar arrangements related to such transactions.
(r)    “Fraud” means, with respect to any Party, knowing actual common law fraud under the Laws of the State of Delaware in the making of any representation or warranty made by such Party and set forth in Article III or Article IV of this Agreement as applicable.
(s)    “Governmental Entity” means any United States or non-United States federal, national, supranational, state, provincial, local or similar government, governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal, or arbitral or judicial body (including any grand jury).
(t)    “Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquid or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.
(u)    “Indebtedness” means, with respect to any Person, (i) all obligations of such Person for borrowed money, or with respect to unearned advances of any kind to such

Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person, (iv) all obligations of such Person under installment sale contracts, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, and (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position of others or to purchase the obligations of others.
(v)    “knowledge” means (i) with respect to the Company or any of its Subsidiaries, the actual knowledge of the Persons listed on Section 8.3(v) of the Company Disclosure Letter and (ii) with respect to Parent or any of its Subsidiaries, the actual knowledge of the Persons listed on Section 8.3(v) of the Parent Disclosure Letter, in each case, after reasonable inquiry.
(w)    “Law” means any federal, state, local or foreign law (including common law), statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement.
(x)    “Liens” means, collectively, pledges, liens, charges, options, rights of first refusal, encumbrances in the nature of security, and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership).
(y)    “Material Adverse Effect” means, with respect to any Person, any event, change, circumstance, occurrence or effect that (i) has, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent, materially delay or materially impair the ability of such Person to consummate the Transactions; provided, however, in the case of clause (i) only, no event, change, circumstance, occurrence or effect to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or would occur: (A) changes in conditions or developments generally applicable to the oil and gas exploration, development or production industry in the United States or any area or areas where the assets of such Person or any of its Subsidiaries are located, including any increase in operating costs or capital expenses or any reduction in drilling activity or production, or changes in Law or regulation affecting such industry; (B) general economic or political conditions or securities, credit, financial or other capital markets conditions (or changes in such conditions), including changes generally in supply, demand, price levels, interest rates, changes in the price of any commodity (including Hydrocarbons) or general market prices, changes in the cost of fuel, sand or proppants and changes in exchange rates, in each case in the United States or any foreign jurisdiction; (C) any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings, production or other financial or operating metrics for any period (it being understood that the events, changes, circumstances, occurrences or effects giving rise to or contributing to such failure may be deemed to constitute or be taken into account in determining whether there has occurred or would occur a Material Adverse Effect); (D) any change, in and of itself, in the market price or trading volume of such Person’s securities (it being understood that the events, changes, circumstances, occurrences or effects giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (E) any change in applicable Law, COPAS or GAAP (or authoritative interpretation thereof) following the date of this Agreement; (F) geopolitical conditions (or changes in such conditions), the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or cyber attack, or any escalation or worsening of any such acts of war, sabotage, terrorism or cyber attack; (G) any epidemic, pandemic, disease outbreak or other public health crisis or public health event, or the worsening of any of the foregoing; (H) any actions taken or omitted to be taken by a Party at the written direction of the other Parties (for the avoidance of doubt, any action by, or omission of, a Party for which such Party sought or requested, and the other Parties provided, consent shall not be deemed to be “at the written direction of” such Party) (except for any obligation under this Agreement to operate in the ordinary course of business (or similar obligation) pursuant to Section 5.1); (I) the performance by any Party of its obligations to the extent expressly required under this Agreement; or (J) the public announcement of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of such Person or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, except to the extent any such event, change, circumstance, occurrence or effect directly or indirectly resulting from, arising out of, attributable to or related to any of the matters described in clauses (A), (B), (E), (F) and (G), has a disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other similarly situated Persons in the oil and gas exploration, development and production industry in the geographic areas in which such Person and any of its Subsidiaries operate (in which case, such event, change, circumstance, occurrence or effect (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or would occur solely to the extent it is disproportionate).
(z)    “Oil and Gas Leases” means all Hydrocarbon leases, subleases, licenses or other occupancy or similar agreements under which a Person acquires or obtains operating rights in and to Hydrocarbons or any other real property that is material to the operation of such Person’s business.
(aa)    “Oil and Gas Properties” means all interests in and rights with respect to (i) material oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions and (ii) all Wells located on or producing from any of the Oil and Gas Properties described in clause (i) above.
(bb)    “Parent Credit Agreement” means the Seventh Amended and Restated Credit Agreement, dated as of August 2, 2022, by and among Parent, as borrower, Wells Fargo

Bank, National Association, as administrative agent and swingline lender and the co-syndication agents, co-documentation agents and other issuing banks and lenders party thereto, as may be amended or otherwise modified from time to time in accordance with its terms.
(cc)    “Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.
(dd)    “Parent PSU Award” means an award of performance stock units in respect of Parent Common Stock granted under the Parent Equity Plans or otherwise.
(ee)    “Parent RSU Award” means an award of restricted stock units in respect of Parent Common Stock (other than Parent PSU Awards) granted under the Parent Equity Plans or otherwise.
(ff)    “Parent Senior Notes” means, collectively, (i) the 6.75% Senior Notes due 2026 issued pursuant to that certain Indenture, dated as of May 21, 2015 (the “Parent Base Indenture”), by and between Parent and U.S. Bank National Association, as trustee, as amended or supplemented by that certain Third Supplemental Indenture, dated as of June 23, 2021, by and between Parent and U.S. Bank National Association, as trustee, (ii) the 6.625% Senior Notes due 2027 issued pursuant to the Parent Base Indenture, as amended or supplemented by that certain Fourth Supplemental Indenture, dated as of June 23, 2021, by and between Parent and U.S. Bank National Association, as trustee, (iii) the 6.500% Senior Notes due 2028 issued pursuant to the Parent Base Indenture, as amended or supplemented by that certain Fifth Supplemental Indenture, dated as of June 23, 2021, by and between Parent and U.S. Bank National Association, as trustee, (iv) the 6.750% Senior Notes due 2029 issued pursuant to that certain Indenture, dated as of July 25, 2024 (the “Parent 2024 Indenture”), by and between Parent and U.S. Bank Trust Company, National Association, as trustee and (v) the 7.000% Senior Notes due 2032 issued pursuant to the Parent 2024 Indenture.
(gg)    “Parent Senior Notes Indentures” means, collectively, the indentures governing the Parent Senior Notes, each as may be amended, supplemented or otherwise modified in accordance with their terms.
(hh)    “Permitted Lien” means (i) to the extent not applicable to the Transactions or otherwise waived prior to the First Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts or Oil and Gas Leases, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents; (ii) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Liens arising in the ordinary course of business for amounts not yet delinquent and Liens for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established in accordance with GAAP by the applicable party; (iii) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report Letter or the Parent Reserve Report Letter, as applicable; (iv) Liens arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business; provided, however, that, in each case, such Lien (A) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (B) would not have and would not reasonably be expected to have a Material Adverse Effect; (v) such Liens as Parent (in the case of Liens with respect to properties or assets of the Company or its Subsidiaries) or the Company (in the case of Liens with respect to properties or assets of Parent or its Subsidiaries), as applicable, may have expressly waived in writing; (vi) all easements, zoning restrictions, Rights-of-Way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and Rights-of-Way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected; (vii) any Lien discharged at or prior to the First Effective Time or otherwise in connection with the Closing, including Liens securing any Indebtedness that will be paid off in connection with the Closing; (viii) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions; (ix) non-exclusive license of intellectual property; and (x) Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, Rights-of-Way, covenants, restrictions and other similar matters that (A) would be accepted by a reasonably prudent purchaser of oil and gas interests, (B) would not reduce the net revenue interest of the applicable Party, in the aggregate, in the applicable Oil and Gas Properties below that set forth in the Company Reserve Report Letter or the Parent Reserve Report Letter, as applicable, and (C) would not increase the working interest of the applicable Party, in the aggregate, in the applicable Oil and Gas Properties above that set forth in the Company Reserve Report Letter or the Parent Reserve Report Letter, as applicable.
(ii)    “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.
(jj)    “Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of Hydrocarbon production.
(kk)    “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.
(ll)    “Tax Return” means any return, declaration, report, certificate, bill, election, claim for refund, information return, statement or other written information and any other document filed or supplied or required to be filed or supplied to any Governmental Entity with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof.
(mm)    “Taxes” means (i) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, stock, ad valorem, transfer, transaction, franchise, profits, gains, registration, license, wages, lease, service, service use, employee and other withholding, social security, unemployment, welfare, disability, payroll, employment, excise, severance, stamp, environmental, occupation, workers’ compensation, premium, real property, personal property, escheat or unclaimed property, windfall profits, net worth, capital, value-added, alternative or add-on minimum, customs duties, estimated and other taxes, fees, assessments, charges or levies in the nature of a tax (whether imposed directly or through withholding and including taxes of any third party in respect of which a Person may have a duty to collect or withhold and remit and any amounts resulting from the failure to file any Tax Return), whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of Law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.
(nn)    “Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.
(oo)    “Willful and Material Breach” including the correlative term “Willfully and Materially Breach,” shall mean a material breach that is a consequence of an intentional act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) would constitute, or would reasonably be expected to constitute a breach of this Agreement.
Section 8.4    Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the

Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. The phrase “ordinary course of business” means “ordinary course of business consistent with past practice.” With respect to information provided by a Party to another Party, the term “made available,” “delivered” or such term with similar import used in this Agreement means that the information referred to is included in the Company SEC Documents or Parent SEC Documents, as applicable, made publicly available, included in the “data room” established by the applicable Party or its directors, officers or Representatives or delivered in person or electronically by the applicable Party of its Representatives to the other Party or its directors, officers or Representatives, in each case, no later than 5:00 p.m. (Denver time) on the date that is one Business Day prior to the execution of this Agreement.
Section 8.5    Entire Agreement. This Agreement (including the Exhibits hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the Parties with respect to the subject matter hereof and thereof. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that the Company Disclosure Letter and the Parent Disclosure Letter are not incorporated by reference into, and shall not be deemed to constitute a part of, this Agreement or the “agreement of merger” for purposes of Section 251 of the DGCL, but shall have the effects provided in this Agreement.
Section 8.6    No Third Party Beneficiaries.
(a)    Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as (i) provided in Section 5.9 (ii) the right of the former Company Stockholders to receive the Merger Consideration as provided in Article II but only from and after, and subject to the occurrence of, the First Effective Time and (iii) the right of the Company, on its own behalf and as representative of its stockholders, to pursue damages (including claims for damages based on the loss of economic benefits of the First Company Merger, including the loss of premium, suffered by the Company Stockholders) and other relief (including equitable relief) for the benefit of the Company and the Company Stockholders in the event of Parent’s or Merger Sub’s failure to effect the First Company Merger as required by this Agreement or as a result of a Willful and Material Breach by a Parent Party. The third-party beneficiary rights referenced in clause (iii) of the preceding sentence may be exercised only by the Company (on behalf of its stockholders as their agent) through actions expressly approved by the Company Board, and no stockholder of the Company whether purporting to act in its capacity as a stockholder or purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right.
(b)    The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 7.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
Section 8.7    Governing Law. This Agreement and any claims or causes of action arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement or the Transactions (whether in contract, in tort, under statute or otherwise) shall be governed by, and interpreted, construed and enforced in accordance with, the internal Laws of the State of Delaware, including its statutes of limitations, without giving effect to any choice or conflict of Laws rules or provisions (whether of the State of Delaware or any other jurisdiction) that would result in the application of the Laws of any jurisdiction other than the State of Delaware.
Section 8.8    Submission to Jurisdiction. Each of the Parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement and the Transactions and all claims or causes of action (whether in contract or in tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement and brought by any Party or its Affiliates against any other Party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, any state appellate court therefrom within the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware, then any such legal action or proceeding may be brought in any state court located in the State of Delaware (the “Chosen Courts”). Each of the Parties hereby irrevocably submits to the jurisdiction and venue of the Chosen Courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the Transactions. Each of the Parties agrees not to commence any action, suit or proceeding relating thereto except in the Chosen Courts, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the Chosen Courts as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Parties hereby irrevocably and unconditionally agrees that a final judgment in any legal proceeding in the courts described herein in Delaware will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.
Section 8.9    Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any Party without the prior written consent of the other Parties, and any such assignment without such prior written consent shall be null and void; provided, however, that any Parent Party (other than Parent) may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to a direct or indirect Subsidiary of Parent without the prior written consent of the Company. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.
Section 8.10    Specific Performance. The Parties agree that irreparable harm would occur in the event that the Parties do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions and that monetary damages would not be an adequate remedy, even if available. Accordingly, prior to any termination of this Agreement pursuant to Section 7.1, the Parties acknowledge and agree that each Party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such Party is entitled at law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.
Section 8.11    Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.
Section 8.12    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.
Section 8.13    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT AND THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT

SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.13.
Section 8.14    Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.
Section 8.15    Electronic Signatures. This Agreement may be executed by .pdf signature and .pdf signature shall constitute an original for all purposes.
Section 8.16    No Presumption Against Drafting Party. Each of the Parties acknowledges that each Party to this Agreement has been represented by counsel in connection with this Agreement and the Transactions. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.
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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SM ENERGY COMPANY

By:	/s/ Herbert S. Vogel
Title:	Chief Executive Officer

CARS MERGER SUB, INC.

By:	/s/ Elizabeth A. McDonald
Title:	President

CIVITAS RESOURCES, INC.

By:	/s/ Wouter van Kempen
Title:	Interim Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]